

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE




10015518

April 12, 2010

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

4/14

United States Sec Filing
April 12, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated March 1, 2010;
2. News Release – dated March 16, 2010;
3. News Release – dated March 25, 2010

Correspondence with Securities Commission(s)

1. Technical Report (NI 43-101) – English – dated March 4, 2010;
2. Consent of qualified person (NI 43-101) – English – dated March 4, 2010;
3. Certificate of qualified person (NI 43-101) – English – dated March 4, 2010;
4. Consent of qualified person (NI 43-101) – English – dated March 4, 2010;
5. Certificate of qualified person (NI 43-101) – English – dated March 4, 2010



RESOURCE ESTIMATION

FOR THE

JERSEY LEAD ZINC DEPOSIT

JERSEY-EMERALD PROPERTY, BC

NELSON MINING DIVISION, BC

MAPSHEETS: 082F.004/005/014/015

LATITUDE 49°26'N LONGITUDE 117°17'E

for

SULTAN MINERALS INC.
1400 - 570 GRANVILLE STREET
VANCOUVER, BC
V6C 3P1

by

GARY GIROUX, PEng., MASc.
Giroux Consultants Ltd.

and

PERRY GRUNENBERG, P.Geo.
PBG Geoscience

February 26, 2010

TABLE OF CONTENTS

Table of Contents (cont.)

TABLES

FIGURES

1.0) SUMMARY

- This report provides a summary and resource evaluation for lead and zinc mineralization in the Jersey-Emerald property, located near to the community of Salmo in south-eastern British Columbia. The Jersey-Emerald property contains the former Jersey and Emerald lead-zinc-silver mines. The authors of this report were retained by Sultan Minerals Inc. to review and assess the historic database and recent exploration work on the property in order to report a preliminary resource for lead and zinc mineralization.

- The property is located in south-eastern British Columbia approximately ten kilometres southeast of the community of Salmo. The property consists of a block of 44 crown granted claims totalling 660.36 ha, and 72 mineral claims comprising 8634.5 ha.

- Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston. A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

- The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. In 1906 lead mineralization was discovered on the Emerald claims. A 25 ton mill was erected in 1919 and operated until 1926. Lead-zinc concentrate was produced from two zones: the Jersey and the Emerald Lead-Zinc Deposits. Production continued until September 1973 when the mine was closed due to low metal prices and negative economic factors. Over the mine life 7,968,080 tons of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled.

- In October of 1993, the property was optioned by Sultan Minerals Inc. Work led to the identification of several targets believed to have potential for gold mineralization. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey Lead-Zinc Deposit and the Emerald Tungsten Deposit. The drilling also intersected a lead-zinc zone situated 55 metres below the former Jersey Lead-Zinc Deposit.

- In 2006 and 2007 exploration on the property continued in an effort to expand the molybdenum mineralization in the Dodger Mine area, expand the tungsten mineralization in the Invincible and Emerald mine areas, and continue to test for lead-zinc resources.

- The Jersey Emerald property lies near the south end of the Kootenay Arc and is underlain by a sequence of transitional rocks comprised of mixed carbonates and pelites. In the vicinity of the property the rocks are comprised of interbedded thin grey and white, locally dolomitic limestone; a black argillite unit; and green phyllite and micaceous quartzites. These rocks, have been intruded by granite of the Nelson batholith.

- Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB lead-zinc mine located four kilometres to the north and the Reeves MacDonald lead-zinc mine located ten kilometres to the south are also associated

with this major structure. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium and barium.

- Most of the historic drilling on the property was for exploration and development of lead-zinc, including over 3,500 underground collared drill holes. Of the 176 diamond drill holes completed by Sultan since 1994, a total of 475 samples returned assays equal or better than 1000 ppm zinc, and 152 samples had assays equal or better than 10,000 ppm zinc.

- This lead-zinc resource was produced from the historic and recent drill hole database, and from an underground and surface mine model produced by Sultan Minerals.

- A total of 5,042 drill holes and a geologic solid that outlined the lead-zinc mineralization were supplied for this study.

- The grade distributions for both lead and zinc within the mineralized solid were examined using lognormal cumulative probability plots. A total of 5 lead assays were capped at 47% while no zinc assays required capping.

- Grades for lead and zinc were interpolated into the block model using ordinary kriging.

- The estimate shows an indicated resource of 5,320,000 tons averaging 1.04% lead and 2.60% zinc and an inferred resource of 16,930,000 tons averaging 1.00% lead and 2.18% zinc using a cut-off grade of 1.5% combined lead-zinc. Within this large low-grade resource there is an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc and an inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc using a cut-off grade of 3.5% combined lead-zinc.

- Diamond drill holes are required to verify intercepts reported in the historic drilling used to obtain preliminary resources in the Jersey lead-zinc mine. A small initial program of 10 to 20 short drill holes in 2 or 3 different areas of the mine will provide initial feedback of the remnant resource potential.

- The combined cost to complete definition and verification drilling, underground workings survey, and an economic study is estimated at $463,000.

2.0) INTRODUCTION

This report provides a summary and resource evaluation for lead and zinc mineralization in the Jersey-Emerald property, located near to the community of Salmo in south-eastern British Columbia. The Jersey-Emerald property contains the former Jersey and Emerald lead-zinc-silver mines and the Emerald, Dodger and Invincible tungsten mines.

The authors of this report were retained by Sultan Minerals Inc. to review and assess the historic database and recent exploration work on the property in order to report a preliminary resource for lead and zinc mineralization. The property contains several styles of mineralization with differing commodities. A preliminary tungsten resource has been previously assessed and summarized in a report completed by Giroux and Grunenberg in 2006 (Summary Report and Preliminary Resource Calculation on the Dodger 4200 Molybdenum Zone, and Tungsten Zones, Jersey-Emerald Property), and in 2008 (Summary Report and Preliminary Resource Calculation on the East Emerald and Emerald Mine Tungsten Zones, Jersey-Emerald Property).

Sultan Minerals has continued exploration on the property since 1994. Most of this has focussed on gold and tungsten skarn deposition. In the course of exploration, diamond drilling has often intersected significant widths and grades of combined silver, lead and zinc sedex style mineralization near to the historic mine workings, as well as in areas previously untested. The new intercepts suggested the potential for remnant resources for these elements within and adjacent to the historic mine. The recent drill holes were combined with the substantial volume of historic drill holes inherited by Sultan, to provide a database from which a lead-zinc resource evaluation could be undertaken.

Author Perry Grunenberg, P.Geo, directly supervised the majority of work carried out by Sultan Minerals Inc. on the property to date. Author Gary Giroux, P.Eng, is an independent qualified person contracted to complete modeling and resource estimations on the project data being collected by Sultan Minerals Inc. Mr. Giroux completed a site visit to examine drill core and underground workings on February 19 and 20, 2009.

This technical report is prepared in compliance with the requirements of National Instrument 43 – 101 and is intended for use as a supporting document to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Imperial Units of measure are used in the resource estimation and for all property work in order to be consistent with the historic mine grid and the results of more than 5,000 diamond drill holes completed over the 60 year mine life.


SULTAN MINERALS INC.
JERSEY PROPERTY
Nelson Mining Division B.C. NTS: 82F/3E
LOCATION MAP
Figure 1
Dawson City
YUKON
Whitehorse
Watson Lake
Skagway
Dease Lake
BRITISH COLUMBIA
Hazelton
Prince Rupert
Prince George
Quesnel
Kamloops
Vancouver
Hope
Trail
JERSEY PROPERTY
0 100 200 300 400 500
KILOMETERS

3.0) RELIANCE ON OTHER EXPERTS

The authors have prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed. The authors have relied on sources of information for the data contained in this report as provided by Sultan Minerals Inc, and from British Columbia Ministry of Energy and Mines bulletins as well as the website "Map Place"; and Sultan Minerals Inc corporate files. Some information provided in this report was obtained from recent press releases and articles authorized for distribution into the public domain by the participating companies. In writing this technical paper the authors have relied on the truth and accuracy presented within the sources listed in the Reference section of this report.

Mr. Ed Lawrence, P.Eng, previous mine manager of the Jersey and Emerald Mines was instrumental in assisting with compilation and interpretation of the large volume of historic mine plans, sections and reports that were used in the preparation of this report.

For information pertaining to ownership of claims on the property, we have relied on information provided by the property vendors and Sultan Minerals Inc., which to the best of our knowledge and experience is correct. A review of claim ownership was also conducted utilizing the British Columbia Mineral Titles Online information website.

4.0) PROPERTY DESCRIPTION AND LOCATION

The property is located in south-eastern British Columbia centred at approximate UTM coordinates of 5438700 N and 0484000 E (see Figure 1). The claims are covered by UTM map-sheets 082F004, 005, 014, and 015 within the Nelson Mining Division. The claims are located approximately ten kilometres southeast of the community of Salmo (see Figure 2). The Jersey-Emerald Property covers an area of approximately 30 square kilometres, between the Salmo River on the west and the peak of Nevada Mountain on the east, and is bounded on the north by Sheep Creek and extends to the south across Wilson Creek.

The property consists of a block of 44 crown granted claims (see Table 1) totalling 660.36 ha, and 114 mineral claims (see Table 2) comprising 18643 ha, in the Nelson Mining Division (see Figure 2).

Table 1
CROWN GRANTED MINERAL CLAIMS

TYPE	CLAIM NAME	TENURE	AREA (ha)
CG	BIG DICK	L 14882	18.790
CG	BRUCE FRACTION	L 14890	1.620
CG	CALCITE	L 14763	9.430
CG	COMET	L 14761	14.420
CG	CONTACT	L 14762	14.860
CG	COPPERFIELD	L 14904	16.610
CG	DODGER	L 12083	19.540
CG	EMERAL	L 9073	20.900

CG	EMERALD FRACTIONAL	L 9074	16.890
CG	GOLD STANDARD	L 9071	20.900
CG	HAL NO. 1	L 15020	20.510
CG	HAL NO. 2	L 15021	20.520
CG	HILLSIDE	L 14881	14.040
CG	JERSEY	L 9070	17.820
CG	KING ALFRED	L 3368	19.270
CG	KING SOLOMAN	L 3369	8.480
CG	LAST CHANCE	L 12116	20.020
CG	MARK TAPLEY	L 12117	18.730
CG	MORNING	L 9075	8.940
CG	PICKWICK	L 12087	18.490
CG	REX FRACTION	L 14889	4.160
CG	ROYAL CANADIAN	L 12115	15.970
CG	SCOTT FRACTION	L 14765	16.490
CG	STAN FRACTION	L 14764	1.450
CG	STANDARD FRACTIONL	L 9072	5.360
CG	SUNSHINE	L 9076	18.790
CG	SUNSHINE NO. 2	L 15033	13.970
CG	VICTOR FRACTION	L 14888	15.480
CG	BONCHER	L 12686	20.900
CG	JUMBO 2	L 12688	18.320
CG	ALFIE	L 15091	20.900
CG	DEN #1 FR	L 15041	20.890
CG	DEN FR	L 15040	13.740
CG	MASTADON	L 1070	20.900
CG	NELLIE J	L 1071	20.900
CG	TUNGSTEN KING	L 15092	15.870
CG	TUNGSTEN KING #1	L 15094	17.180
CG	TUNGSTEN KING #1FR	L 14766	18.280
CG	TUNGSTEN KING #2	L 15093	3.830
CG	TUNGSTEN KING #3	L 15095	11.490
CG	TUNGSTEN KING #4	L 15096	10.140
CG	TUNGSTEN KING #5	L 15097	9.160
CG	TUNGSTEN KING #7	L 15098	18.660
CG	TUNGSTEN KING #8FR	L 15099	6.750
		Total	**660.360**

Table 2
LOCATED MINERAL CLAIMS

Tenure Number	Tenure Type	Claim Name	Good To Date	Area (ha)
233462	RGC	SUMIT	2016/DEC/27	25.0
234582	RGC	INVINCIBLE	2020/MAR/15	25.0
318816	Mineral	JERSEY #4	2016/DEC/27	500.0
318817	Mineral	JERSEY #2	2016/DEC/27	500.0
319025	Mineral	JERSEY 1	2016/DEC/27	500.0

319026	Mineral	JERSEY 3	2016/DEC/27	500.0
322324	Mineral	BLUE JAY 1	2016/DEC/27	25.0
322325	Mineral	BLUE JAY 2	2016/DEC/27	25.0
322326	Mineral	BLUE JAY 3	2016/DEC/27	25.0
322327	Mineral	BLUE JAY 4	2016/DEC/27	25.0
322328	Mineral	BLUE JAY #5	2016/DEC/27	25.0
322329	Mineral	BLUE JAY 6	2016/DEC/27	25.0
322859	Mineral	LEROY 5	2016/DEC/27	25.0
322860	Mineral	LEROY 6	2016/DEC/27	25.0
322861	Mineral	LEROY 7	2016/DEC/27	25.0
322862	Mineral	LEROY 8	2016/DEC/27	25.0
324439	Mineral	LOST GOLD	2016/DEC/27	225.0
325259	Mineral	MV 1	2016/DEC/27	25.0
325260	Mineral	MV 2	2016/DEC/27	25.0
325261	Mineral	MV 3	2016/DEC/27	25.0
325262	Mineral	MV 4	2016/DEC/27	25.0
325269	Mineral	JERSEY 5	2016/DEC/27	500.0
325270	Mineral	JERSEY 6	2016/DEC/27	300.0
329070	Mineral	POSIE 1	2016/DEC/27	500.0
330364	Mineral	LEROY 9	2016/DEC/27	25.0
330365	Mineral	LEROY 10	2017/DEC/27	25.0
330366	Mineral	LEROY NORTH 1	2016/DEC/27	25.0
330367	Mineral	LEROY NORTH 2	2016/DEC/27	25.0
330368	Mineral	LEROY NORTH 3	2016/DEC/27	25.0
330369	Mineral	LEROY NORTH 4	2016/DEC/27	25.0
330370	Mineral	LEROY NORTH 5	2016/DEC/27	25.0
330371	Mineral	LEROY NORTH 6	2016/DEC/27	25.0
330372	Mineral	LEROY NORTH 7	2016/DEC/27	25.0
330373	Mineral	LEROY NORTH 8	2016/DEC/27	25.0
331985	Mineral	HANGOVER	2016/DEC/27	25.0
331986	Mineral	GULLY	2016/DEC/27	25.0
342202	Mineral	JERSEY #7	2016/DEC/27	500.0
342203	Mineral	JERSEY #8	2016/DEC/27	400.0
347849	Mineral	SUMIT 1	2016/DEC/27	25.0
347850	Mineral	SUMIT 2	2016/DEC/27	25.0
347851	Mineral	SUMIT 3	2016/DEC/27	25.0
347852	Mineral	SUMIT 4	2016/DEC/27	25.0
348168	Mineral	J1	2016/DEC/27	25.0
348169	Mineral	J2	2016/DEC/27	25.0
348170	Mineral	J3	2016/DEC/27	25.0
348171	Mineral	J4	2016/DEC/27	25.0
348172	Mineral	J5	2016/DEC/27	25.0
348173	Mineral	J6	2016/DEC/27	25.0
348174	Mineral	J7	2016/DEC/27	25.0
348175	Mineral	J8	2016/DEC/27	25.0
348176	Mineral	J9	2016/DEC/27	25.0
348177	Mineral	J10	2016/DEC/27	25.0
348178	Mineral	J11	2016/DEC/27	25.0

348179	Mineral	J12	2016/DEC/27	25.0
348180	Mineral	JERSEY 9	2016/DEC/27	400.0
348181	Mineral	JERSEY 10	2016/DEC/27	500.0
348182	Mineral	JERSEY 11	2016/DEC/27	500.0
348183	Mineral	JERSEY 12	2016/DEC/27	450.0
349449	Mineral	J-13	2016/DEC/27	25.0
349450	Mineral	J-14	2016/DEC/27	25.0
349451	Mineral	J-15	2016/DEC/27	25.0
349452	Mineral	J-16	2016/DEC/27	25.0
349453	Mineral	J-17	2016/DEC/27	25.0
349901	Mineral	JERSEY 13	2016/DEC/27	450.0
349902	Mineral	JERSEY 14	2016/DEC/27	450.0
349903	Mineral	J 18	2016/DEC/27	25.0
349904	Mineral	J 19	2016/DEC/27	25.0
349905	Mineral	J 20	2016/DEC/27	25.0
349906	Mineral	J 21	2016/DEC/27	25.0
349907	Mineral	J 22	2016/DEC/27	25.0
349908	Mineral	J 23	2016/DEC/27	25.0
518176	Mineral	ART 1	2016/DEC/27	84.5
602733	Mineral	SPURLIN 1	2011/APR/16	381.330
603544	Mineral	SPURLIN 2	2011APR/27	296.560
603742	Mineral	MAY 1	2016/DEC/27	296.300
604337	Mineral	JASON 1	2011/MAY/11	232.920
604345	Mineral	JASON 2	2011/MAY/11	444.290
604346	Mineral	JASON 3	2011/MAY/11	402.090
604347	Mineral	JASON 4	2011/MAY/11	402.250
604350	Mineral	JASON 5	2011/MAY/11	402.240
604351	Mineral	JASON 6	2011/MAY/11	423.360
604354	Mineral	JASON 7	2011/MAY/11	423.470
604355	Mineral	JASON 8	2011/MAY/11	423.570
604356	Mineral	JASON 9	2011/MAY/11	423.670
604358	Mineral	JASON 10	2011/MAY/11	423.770
604359	Mineral	JASON 11	2011/MAY/11	339.040
604385	Mineral	JASON 12	2011/MAY/12	84.730
604676	Mineral	FAYE 1	2011/MAY/19	337.640
604677	Mineral	FAYE 2	2011/MAY/19	421.980
604678	Mineral	FAYE 3	2011/MAY/19	464.200
604679	Mineral	FAYE 4	2011/MAY/19	189.890
605643	Mineral	ED 1	2011/JUN/08	317.690
605644	Mineral	ED 2	2011/JUN/08	529.640
615023	Mineral	PARTY 1	2011/AUG/05	232.730
615043	Mineral	PARTY 2	2011/AUG/05	338.400
615063	Mineral	PARTY 3	2011/AUG/05	380.750
233693	RCG	VICTORY (L 15842)	2016/NOV/23	25.000
233694	RCG	VICTORY FR, (L 15843)*	2016/NOV/23	25.000
233695	RCG	LAST CHANCE (L 15844)	2016/NOV/23	25.000
233696	RCG	LUCKY JIM FR (L 15845)	2016/NOV/23	25.000
233697	RCG	LUCKY JIM (L 15846)	2016/NOV/23	25.000

233677	RCG	UDIVILLE (L15851)	2016/NOV/23	25.000
544860	Mineral	GARNET	2019/JAN/03	169.030
544861	Mineral	HL	2019/JAN/03	84.540
607011	Mineral	ZINC	2019/JUL/04	105.610
607013	Mineral	ZINC 2	2019/JUL/04	147.870
607015	Mineral	ZN	2019/JUL/04	63.370
604689	Mineral	HIDDEN ASPEN	2012/MAY/19	189.940
548467	Mineral	ASPEN 3	2011/DEC/31	105.540
548440	Mineral	ASP	2019/JUL/04	42.220
548466	Mineral	ASP	2019/JUL/04	21.110
548465	Mineral	ASPEN 2	2019/JUL/04	21.110
548464	Mineral	ASP	2019/JUL/04	253.410
665745	Mineral	ASPEN 4	2010/NOV/06	42.240
533927	Mineral	HB	2018/DEC/27	84.51
550768	Mineral	SULTAN	2016/DEC/27	528.703
550769	Mineral	SULTAN 2	2016/DEC/27	296.168
			TOTAL	19552.423

The Company's interest in the Jersey Emerald property is subject to a 3% NSR, which can be reduced to 1.5% by making additional cash and share payments totaling $500,000 and 50,000 shares on completion of a positive feasibility study. The property is subject to an advance royalty payment that was due to commence on October 2000. In October 2000 an amendment to the agreement extended the start of the royalty payments to 2004 and in October 2004 a second amendment extended the start of the royalty payments to 2009. In consideration, 400,000 common shares were issued to the royalty holders.

In May 2005, the Company entered into a purchase agreement to acquire the Invincible Tungsten Mine property, covering an area of 25 hectares. Sultan will purchase the property from the Seller for a cash payment of $3,000 and 9,000 common shares of Sultan common stock and will acquire a 100% right, title and interest in and to the property, subject to a 2% Net Smelter Return royalty ("NSR"), which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 to the Seller after the completion of a positive feasibility study; and an Annual Advance Royalty Payment of $3,000, which will commence in year 2010. The Invincible Mine property is located within the Jersey Emerald property boundary.

In 2009, Sultan optioned the HB and Garnet group of claims. These claims are key for mineral titles coverage over the historic HB-Garnet mines once operated by Cominco (Teck).

Under the terms of the Agreement to option the Garnet claims, Sultan has an option to earn a 100% interest by making cash payments of $75,000 and issuing 500,000 common shares to the Optionors over four years. Upon fulfilling the cash payment and share issuance, Sultan shall acquire 100% right, title and interest in and to the Property subject only to a 3.0% Net Smelter Return ("NSR") royalty, payable to the Optionors and 200,000 common shares due on commencement of commercial production. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000.00 to the Optionors exercisable within 90 days after commencement of commercial production. If at any time either of the Optionors wishes to sell or assign this interest in the NSR royalty in the

Property the Optionors agree to give Sultan a 30-day right of first purchase to acquire such interest provided that the Optionors shall not thereafter offer their NSR royalty to a third party on terms more favourable than those offered to Sultan.

Under the terms of agreement to option the HB claim, Sultan has an option to earn a 100% interest in the Property by making cash payments of $15,000 and issuing 100,000 common shares to the Optionors over 12 months.

The property has been expanded over the years by staking, optioning and purchasing additional claims.

The central claims surrounding the historic Jersey-Emerald mine may be considered brown fields property containing open mining cuts, underground mine access portals, and tailings impoundments. The newly acquired HB and Garnet claims also encompass historic mine workings. Sultan maintains the access portals with signs and locked gates to protect the public from access.

Sultan Minerals generally performs reclamation of newly constructed access roads and drill pads immediately upon completion of work programs. Currently, the access road utilized to complete diamond drilling on the Victory Tungsten area of the property has been temporarily decommissioned by cross ditching and side-cast pullback until further decisions concerning potential future work. All other new access roads have been reclaimed where appropriate and where no immediate further use is planned.


478000
482000
486000
490000
494000
498000
5454000
5452000
5450000
5448000
5446000
5444000
5442000
5440000
5438000
5436000
5434000
5432000
5430000
5428000
5426000
604677
604678
604679
604676
604689
548467
548440
348183
548466
548465
348179
348178
548464
348182
348177
348176
607011
348175
607015
607013
348174
348181
330372
330373
348173
330370
330371
330368
330369
544860
330366
330367
233693
330365
544861
233694
233677
348180
330364
233696
322861
518176
348170
322859
348168
233697
349903
349904
322860
348171
349906
342202
349908
233462
318816
319026
349907
347850
234582
347852
347849
347851
349901
319025
342203
318817
349902
615043
615063
325259
325269
604345
325260
325270
615023
322324
325261
322326
322325
322328
325269
322327
325262
331985
322329
604346
324439
331986
349449
329070
603742
349453
349452
349450
604351
349451
Lost Creek
604350
604347
604354
704936
604355
704937
604337
605643
604356
604385
603544
605644
602733
604358
604359
SULTAN MINERALS INC.
JERSEY PROPERTY
SALMO, BRITISH COLUMBIA
Figure 2 - CLAIMS

There are no other pre-production royalties, back-in rights or other agreements or encumbrances to these claims with respect to Sultan's option right to them known to the author. There are no environmental liabilities existing on the property.

Sultan Minerals has been actively purchasing surface land titles that cover the Jersey Property and area. This includes nearly 1000 acres of land in 2 titles that cover a large portion of the old mine workings in the Jersey mine area.

The authors foresee no permitting obstacles for a year-round drill program. Prior drill programs have been permitted and conducted throughout the property in the past.

5.0) ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston (see Figure 3). A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

Salmo enjoys a pleasant summer climate with August temperatures averaging 25°C and moderate precipitation. Winter temperatures average -10°C in January with moderate snowfall. Total annual precipitation is on the order of 750 millimetres of moisture with much of this falling during the rainy season from April to June. The property is not in a heavy snow belt but up to four feet or more can be expected at the mine site during the winter months. Snow free conditions at higher elevations can be expected from late April to early November. Access to the property can be attained for year-round exploration.

The Highway 6 corridor carries a power line and rail bed. Teck Cominco Trail Smelter facility is located about 45 minutes drive south of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and exploration is available in Nelson, Salmo, Trail and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for resource industries.

The property is situated in the rugged mountainous physiographic division known as the Selkirk Mountains. In the vicinity of the claims relief is on the order of 1200 metres (4000 feet) between Salmo Creek in the valley bottom at 600 metres (2000 feet) and the crest of Nevada Mountain at 1860 metres (6100 feet). Slopes vary from rolling within the centre of the claims to moderately steep along the east and west margins. Preliminary inspection of topography indicates that there are numerous areas for development of infrastructure required for mining and milling within the claims.

Much of the area has been logged or previously burned resulting in vegetation consisting of small diameter stands of larch, balsam, fir, jackpine and mountain alder. In many areas second growth vegetation is extremely dense making movement through the forest difficult. Several areas of

extensive outcrop occur over and immediately north of the Jersey mine site but much of the property is covered by a veneer of glacial till. Till cover varies in thickness, from less than one metre on the slopes to more than 20 metres in valley bottoms.



Sultan Minerals Inc.
Jersey Emerald Property
Kootenay Zinc Belt
N
SALMO
ASPEN MINE
1.3% Zn, 1.5% Pb,
1,298.0 g/t Ag
British Columbia
HB MINE
Past Production
7.3 Million Tons
4.5% Zn, 0.8% Pb, 5.0 g/t Ag
GARNET MINE
Property Border
TECK CORP.
VICTORY TUNGSTEN DEPOSIT
82,000 Tons
0.54 %WO3
Assays are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.
SUMMIT GOLD DEPOSIT
Past Production
1,205 Tons
34.6 g/t Au
EMERALD MINE
Past Production
1.6 Million Tons
0.76% WO3
JERSEY MINE
Past Production
8.0 Million Tons
4.0% Zn, 1.8% Pb, 3.0 g/t Ag
ALFIE TUNGSTEN DEPOSIT
TECK CORP.
MEADOW
900.0 g/t Ag
LOST CREEK TUNGSTEN DEPOSIT
0.18% WO3/12m
TUNGSTEN KING DEPOSIT
8.6% Zn, 0.6% Pb
TRUMAN HILL DEPOSIT
9.4% Zn, 1.4% Pb
LEGEND
Kootenay Pb-Zn-Ag Belt (LAIB Formation ~ Reeves Lst.)
Historic Mine
Zinc Deposit
Tungsten Deposit
kilometres
5450000
5448000
5446000
5444000
5442000
5440000
5438000
5436000
5434000
Perry Grunenberg, P. Geo., is Sultan's "Qualified Person".

6.0) HISTORY

The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. The area was initially explored for gold and the 1896 Minister of Mines Report states that assays as high as $70.00 per ton in gold (about 3.5 oz/t or 100 g/t) were obtained from the area.

Prospecting continued and in 1906 lead mineralization was discovered on the Emerald claims. Several small, high grade ore shipments were made and in 1910 Iron Mountain Ltd. was formed by Pacific Coast Steel of San Francisco to develop the property. A 25 ton mill was erected in 1919 and operated until 1926 when low metal prices forced closure. In 1934 the mill was destroyed by a major forest fire.

In 1938, tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings on the Emaral, Emerald Fraction and Gold Standard claims. In 1942, the Emerald Tungsten Mine was put into production for the war effort by Wartime Metals Corp., a Federal Government Agency. Operations were suspended in 1943 when the war demand for tungsten eased.

The property remained inactive until 1947 when Canadian Exploration Ltd. (later Placer Dome Ltd.) purchased the property of Iron Mountain Ltd. Placer Dome eventually purchased the government held tungsten reserves and tungsten mill in 1952. Tungsten production recommenced in 1947 and lead-zinc production began in 1949. Lead-zinc concentrate was produced from two zones: the Jersey and the Emerald Lead-Zinc Deposits. Tungsten concentrate was produced from four zones: the Emerald, Feeney, Invincible and Dodger deposits. Production continued until September 1973 when the mine was closed due to low metal prices and depleted lead, zinc and tungsten reserves. Over the mine life 7,968,080 tons of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled.

In 1979 Mentor Exploration Ltd carried out a diamond drill program to explore the south extension of the Emerald Shaft tungsten zone. This work encountered favourable geology but the target zone was found to be too deep and too narrow to be adequately tested by surface drilling.

In 1981 Mentor Exploration Ltd completed a five hole diamond drill program totalling 1,070 metres to test for molybdenum mineralization in the Emerald stock area. This work provided valuable information on the nature of the intrusive in this area, being the deepest testing carried out to that time. However, no economic zones of molybdenite were encountered.

In 1990, the property was sold to Nu-Dawn Resources Inc. who in 1993 sold it to Lloyd Addie and Bob Bourdon, both of Nelson, B.C. In 1993, Addie and Bourdon found that fine particles of free gold could be panned from the tungsten tailings. A prospecting and lithogeochemical sampling program was therefore initiated over the known tungsten zones. This work lead to the discovery of significant bedrock gold values in the vicinity of the Jersey and Emerald zones.

In October of 1993, the property was optioned by Sultan Minerals Inc. Sultan undertook an exploration program that entailed ground and airborne geophysical surveys, prospecting and rock chip sampling. This work led to the identification of several targets believed to have potential for gold mineralization.

During the winter of 1994-95 an eleven hole (1,324 metres) diamond drill program was undertaken by Sultan to follow up targets identified by the previous work. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey Lead-Zinc Deposit and the Emerald Tungsten Deposit. The drilling also intersected a lead-zinc zone situated 55 metres below the former Jersey Lead-Zinc Deposit.

In 1996, an exploration program consisting of soil and silt sampling, geological mapping, prospecting, rock sampling and diamond drilling was carried out on the property to better delineate the mineralized areas identified by Sultan. A total of 3 underground and 13 surface diamond drill holes were completed for a total of 1,707 metres. Drilling was designed to test the gold potential of the Bismuth-Gold zone, Emerald Gold zone, Leroy Gold zone and the lower lead-zinc horizon. Three drill holes were completed to the east of the mine area to test an anomalous multi-element geochemical zone delineated from surface exploration, called the East Ridge zone.

Exploration on the claims was inactive until market values for molybdenum increased dramatically in 2005. With the improved molybdenum prices, Sultan Minerals conducted exploration for molybdenum focussing on the Dodger Mine area where mine records indicated the presence of molybdenite. As well, an assessment of the potential tungsten resources was undertaken and target areas surrounding the Dodger Tungsten, and Emerald and Invincible Tungsten historic mines were delineated.

From 2006 to 2009 exploration on the property continued in an effort to expand the molybdenum mineralization in the Dodger Mine area, expand the tungsten mineralization in the Invincible and Emerald mine areas, and continue to test for lead-zinc resources through trenching and drilling.

7.0) GEOLOGICAL SETTING

7.1 Regional Geology

The Jersey Emerald property lies near the south end of the Kootenay Arc and is underlain by rocks of the Cambrian Laib Formation (CmL) and the Ordovician Active Formation (OA). The Laib Formation is comprised of mixed carbonates and pelites that have been subdivided into the Truman Member brown argillites, the Emerald Member black argillites and the Reeves Member limestones (see Figure 4).

The eastern part of the property has historically been mapped as a much younger (Ordovician) Active argillite, however recent work by the Company indicates that the contact may in fact be conformable and that the Active Formation appears to be geochemically identical to the Laib Formation Emerald Member black argillites.

The sedimentary formations are intruded by granitic dykes, sills and bodies mapped as Createous Granite (Hoy and Dunne, 1997).


Legend
Geology
ROCK_TYPE
N
JERSEY 12
JERSEY 11
LEROY NORTH
L. 9074
L. 12083
L. 9073
L. 12087
L. 12117
L. 9071
L. 15021
L. 15033
L. 12115
L. 15040
L. 15041
L. 14766
12688
JERSEY 1
JERSEY 14
JERSEY 15
JERSEY 6
JERSEY 5
BLUE JAY 1
BLUE JAY 8
LOST GOLD
ROSE 1
SULTAN MINERALS INC.
GEOLOGY MAP
JERSEY CLAIM GROUP,
SALMO, BRITISH COLUMBIA
Meters
Geology Data from Government of BC Open File

Figure 4

7.2 Local and Property Geology

The property is underlain by rocks of the Cambrian Laib Formation. This is a sequence of transitional rocks comprised of mixed carbonates and pelites (Little, 1960). In the vicinity of the property the Laib Formation has been further subdivided into the Truman Member, comprised of interbedded thin grey and white, locally dolomitic limestone; the Emerald Member, a black argillite unit; and the Upper Laib Formation, comprised of green phyllite and micaceous quartzites.

The sedimentary rocks are intruded by small plugs, dykes and sills of Cretaceous granite. The sedimentary rocks that are in contact with the granitic bodies are typically skarnified, resulting in a variety of skarn rocks ranging from re-crystallized coarse grained marble to garnet-pyroxene bearing skarn.

The Laib Formation has been deformed by three phases of folding all at least of local significance. Within the mine area structure is dominated by a major north-northeast trending anticline known locally as the Jersey anticline.

Three small stock-like bodies of Cretaceous biotite granite, elongate parallel with the local foliation, intrude the Jersey anticline and locally cut the ore-zones near the Jersey mine. From south to north these are the Jersey, Emerald and Dodger stocks. Potassium-argon age dates obtained from biotite from the Dodger stock give a date of 100.0 +/- 3.0 million years. One kilometre west of the Jersey mine the Laib sediments are intruded by a small circular body of Tertiary, augite monzonite referred to as the Salmo River stock. Biotite from this stock gave a potassium-argon age of 50.6 +/- 1.5 million years.


N
L. 9074
L. 12083
L. 9073
L. 14880
L. 12097
L. 9072
L. 15020
L. 14869
L. 12117
L. 9071
L. 14806
L. 15021
L. 14804
L. 9070
L. 12116
L. 15033
L. 14785
L. 14763
L. 14681
L. 12115
L. 14762
L. 14802
L. 15040
L. 14761
L. 15098
L. 15041
L. 15097
L. 15091
L. 1070
L. 14786
L. 15094
L. 1071
SULTAN MINERALS INC.
GEOLOGY MAP
JERSEY MINE AREA,
SALMO, BRITISH COLUMBIA
170 85 0 170 340 510 680
Meters
Geology Data from Government of BC Open File

Figure 5

8.0) DEPOSIT TYPES

8.1 Lead Zinc Deposits

Simandl and Paradis (Paper 2009-1) describe the lead-zinc deposits on the Jersey property as hosted by fine-grained, poorly layered to massive dolomite of the Reeves Member. The lead-zinc mineralization occurs near to the base of the Reeves Member and varies from 8 to 30 metres thickness. The Truman Member of the Laib Formation forms the mine footwall rocks. It consists of dense, reddish green skarns and a brown argillite hosting tungsten and molybdenum mineralization. Five lead-zinc dolomite-hosted ore bands, ranging in thickness from 0.3 to 9 metres are recognized within the mine. Sulphide ore consists of fine-grained sphalerite and galena with pyrite, pyrrhotitie and minor arsenopyrite. The galena-sphalerite-pyrite-pyrrhotite ores are banded and similar to ores from the HB deposits, except that lead dominates.

The dolomites are texturally distinct from the medium grained well banded grey and white Reeves Limestone unit. The deposits, their dolomitic envelopes and the limestone hostrock generally lie within secondary isoclinal folds along the limbs of regional anticlinal structures. They from stratiform, tabular and lens-shaped concentrations of pyrite, sphalerite, galena in dolomitized zones. Brecciated zones are common within the more massive sulphide mineralization. The deposits in the Kootentay Arc are currently under study. New information includes recent age dating, that indicates lead-zinc deposition at Ordovician to Devonian. This suggests that the deposits may be classified Mississippi Valley Type (MVT), emplaced during rifting along the continental margin with increased igneous activity along the deposition belt.

8.2 Tungsten Deposits

Tungsten mineralization has been discovered in two distinct environments. The first is skarn style mineralization where granitic intrusions contact the limestone. The second is in favourable zones within the Truman member as stratabound disseminate mineralization.

8.3 Gold Deposition

Gold values have been obtained from areas historically mined for tungsten. Work by Sultan minerals indicated that the gold is believed to be skarn-related, occurring in silicified horizons with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth.

8.4 Molybdenum Porphyry

At different periods during exploration and development of lead-zinc and tungsten deposits on the property, quartz stockwork veining and alteration zones suggested the potential for gold mineralization within the granites underlying the existing mined areas. As well, mapping of underground headings and sampling of diamond drill core during mining operations indicated the presence of molybdenite within these porphyry-style veined zones. Based on these positive

indicators, in 2005 and 2006, and 2007 exploration focused on molybdenum including diamond drilling within the Dodger zone.

9.0) MINERALIZATION

Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB lead-zinc mine located four kilometres to the north and the Reeves MacDonald lead-zinc mine located ten kilometres to the south are also associated with this major structure.

Several zones of significant and often very different mineralization have been identified on the property. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium and barium. Work done by Sultan Minerals outlined numerous mineralized zones that are discussed below, along with the historically known mineralized zones.

Previous technical reports summarize the tungsten, molybdenum and gold mineralized zones on the property. The purpose of this report is to document the lead-zinc resources on the property.

Lead Zinc Zones

Jersey Lead-Zinc Deposit

The Jersey lead-zinc deposit occurs in dolomite near the base of the Reeves limestone member. Five ore bands, ranging in thickness from 0.3 to 9.0 metres were mined. These bands in order of stratigraphic sequence are: 1) upper lead band; 2) upper zinc band; 3) middle zinc band; 4) lower zinc band; 5) lower lead band. The five ore bands are locally very close together and in the A Zone frequently have been mined as a unit up to 24 metres thick. Ore mineralization consists of fine-grained sphalerite and galena with pyrite, pyrrhotite and minor arsenopyrite. Cadmium is associated with the sphalerite and silver with galena. Iron content of the sphalerite is low, about 6%. The overall grade for the 7,968,080 tons milled averaged 3.83% zinc and 1.95% lead. Mining ceased in 1970 with un-mined reserves of 106,000 tons grading 3.10% zinc and 0.80% lead.

Emerald Lead-Zinc Deposit

The Emerald lead-zinc deposit is located immediately to the north of the Jersey lead-zinc deposit, along the same host structure. Mineralization in the Emerald lead-zinc deposit consists of banded limestone and dolomite of the Reeves Member hosting stratabound lead and zinc bands.

10.0) EXPLORATION

Sultan Minerals Inc has undertaken a number of exploration programs on the Jersey-Emerald Property. These have been summarized in the History section of this report. Perry Grunenberg (author) managed or monitored much of this work.

Perry Grunenberg has monitored the progress of exploration and has been involved in documenting periodic reports in the form of letters and news releases regarding the Jersey-Emerald property.

A total of 20 underground diamond drill holes and 2 surface drill holes were completed on the property for the exploration of molybdenum in 2005. The 20 underground drill holes were all located within areas of the Dodger Tungsten Mine workings, particularly the Dodger 4200 Drift North and associated cross-cuts, herein referred to as the Dodger 4200 zone. The 2 surface diamond drill holes were located at distance from the Dodger 4200 zone to the west and north to test for other potential zones of molybdenum mineralization. Drill hole locations are provided on Figure 8.

In 2006, a total of 431 metres of drilling in 4 drill holes was completed on the Emerald East Tungsten zone. This drilling was located in an area of historic diamond drilling for tungsten mineralization that was carried out when mining for tungsten was active on the property. This tested for grade and continuity of tungsten mineralization, and provided verification of results presented in drill logs and maps contained in the historic information.

Following completion of a preliminary resource estimate in early 2006, Sultan continued drilling within the East Emerald zone with an additional 4 drill holes totalling 585 metres (1918 feet). In 2007, Wardrop completed a technical report for Sultan that involved developing conceptual design of all aspects of the project, including mine design, mineral processing, tailings disposal, concentrate transportation and economic evaluation.

Sultan utilized the results of the Wardrop study as a guide for further exploration for tungsten and molybdenum on the property.

In 2007, Sultan completed a total of 19 underground drill holes totalling 3886 metres (12,749 feet). This drilling was primarily designed to follow up the molybdenum mineralization outlined by previous drilling in the East Dodger zone. Sultan continued drilling on surface, with an additional 61 drill holes totalling 9147 metres (30,010 feet). These drill holes were distributed over the property in order to test for lead-zinc, molybdenum and tungsten mineralization. In 2007, nineteen drill holes were completed within the East Emerald tungsten zone target area, the results of which were used as part of a combined tungsten resource evaluation completed in 2009.

Sultan is continuing exploration, including database update and onsite exploration of the Jersey property into 2010.

11.0) DRILLING

Sultan Minerals Inc completed a number of drill programs during exploration for gold, tungsten and lead-zinc on the property. These programs have been summarized in the History section of this report. Prior to 2005 a total of 3,031 metres of diamond drilling were completed by Sultan Minerals on the property.

Sultan Minerals directed exploration primarily towards the molybdenum and tungsten potential of the property from 2005-2008, with lesser exploration for lead and zinc. This work was conducted over a large area of the property, within and adjacent to the historic workings. Drilling took place within an approximate 2.5 square kilometre area. The database records a total of 176 diamond drill holes completed on the property by Sultan Minerals for a total of 85,193.6 feet (25,997.5 metres) of drilling.

Lead Zinc Exploratory Drilling

Most of the historic drilling on the property was for exploration and development of lead-zinc, including over 3,500 underground collared drill holes. Sultan Minerals directed only a few drill holes towards lead-zinc targets, however many of Sultan's other element exploratory drill holes intersected significant grades and widths of lead-zinc mineralization. Of the 176 diamond drill holes completed by Sultan within and adjacent to the historic mine area since 1994, 91 drill holes contained a total of 475 samples that returned assays equal or better than 1000 ppm zinc, and 56 drill holes contained 152 samples with assays equal or better than 10,000 ppm zinc. These zinc assay results are spread through all areas of exploration drilling during of tungsten, molybdenum, gold and lead-zinc commodity targeted exploration programs.

Molybdenum Exploration

As of writing of this report, Sultan has completed 51 diamond drill holes totalling 9,297 metres (30,501 feet) within the East Dodger Molybdenum zone. Results of the most recent drilling completed in 2008 are currently being compiled and assessed.

Molybdenum mineralization has been intersected in many sections of the underground drill holes. The mineralization is comprised of a network of high-grade molybdenite bearing quartz veins hosted within a granite intrusive body. The grade of the mineralization is variable over the 1,000-foot (300 metre) long zone and is highest in areas where there are a greater number of veins. Assay results from this drilling included drill hole JM05-02 which assayed 0.13% Mo over its entire 58.5 metre (192 foot) length, and hole 3 which averaged 0.068% MoS2 over 150.9 metres (495 feet). Assays as high as 3% Mo over 1 metre lengths were also encountered.

Continued drilling within the underground Dodger 4200 zone was designed to more fully assess the molybdenum potential within the zone. Drilling of the zone indicates the potential for large

volumes of lower grade molybdenum mineralization (0.05 to 0.1% Mo) containing more limited zones of high grade mineralization (0.5 to 1% Mo).

Tungsten Exploration

To date Sultan has completed a total of 24 diamond drill holes totalling 3689 metres (12,102 feet) within the Emerald East Tungsten target area. This drilling was designed to intersect a skarn band that was shown to contain tungsten mineralization as evidenced by historic diamond drilling conducted during the 1940's to the 1970's. The tungsten bearing bedrock had also been historically trenched and sampled, suggesting that mineralization extends to surface. Tungsten, as scheelite, was intersected within the drill holes, associated with a skarn band that is located marginal to, and extends northward from, the Emerald Tungsten mine workings.

Sultan is currently testing the shallow, in places extending to surface, mineralization by completing a series of short diamond drill holes.

12.0) SAMPLING METHOD AND APPROACH

Drill core was removed from each drill site at the end of each shift. Drill core was logged at a fenced compound facility located on the property near Salmo. Following drill core logging and sample layout, the core was split using a standard manual core splitter, and, for some intervals by using a diamond saw. One half of the core was then placed in a sample bag labelled with an assay tag number and the second half returned to the core box with its location marked with the same assay tag number.

Sample intervals were determined based on lithological changes, structures and observed mineralization within the core. Minimum sample intervals were set at approximately 1 metre (3 feet).

13.0) SAMPLE PREPARATION, ANALYSES AND SECURITY

The core to be assayed was shipped by trucking company from site directly to one of two laboratories located in Vancouver, BC. This included Acme Labs Ltd and Assayers Canada Ltd. All sample preparation was done at the laboratory by their staff.

Laboratories utilized by Sultan are registered with ISO 9001:2000 accreditation. The International Standards Organization (ISO) adopted a series of guidelines (ISO 9000 to 9004) for the global standardization of Quality Assurance for products and services. A company seeking accreditation must implement and maintain a quality assurance system that is compliant with one of the three applicable models (i.e. ISO 9001, 9002 or 9003). Some of the aspects specifically addressed in a quality assurance system include:

- Responsibility of management in defining and achieving quality goals,
- Contract review to ensure customer needs are understood and met,
- Procurement of supplies and services capable of delivering the desired level of quality,
- Handling of material supplied by the customer to ensure integrity,

- Controlling processes to ensure consistency of quality,
- Inspection and testing to ensure that all work meets or exceeds quality criteria,
- Correction and prevention of non-conformities (errors),
- Training of staff, and
- Statistical analysis to ensure quality criteria are met.

The Labs utilize standards and duplicate analysis of samples as part of their quality assurance. The laboratory identifies and remedies situations where the analysis of duplicates or standards is not within allowable levels of variation.

Perry Grunenberg personally monitored procedures for sample collection and delivery to courier in either Salmo or Castlegar, BC. From point of collection until delivery to the courier, the samples were under complete control of Sultan Minerals contractors.

The assay laboratories catalogue all samples and assure a complete chain of custody of each sample through the analytical process. The samples were analyzed for greater than 30 elements by ICP methodology. In the analysis a representative sample is crushed and pulverized to 95% passing 150 mesh. A split of minimum 15 gram is leached in hot Aqua Regia. The resulting solution is analyzed by ICP-ES and ICP-MS. The lab reports that solubility of some elements will be limited depending on mineral species present. Samples that returned elevated levels of either molybdenum or tungsten were further analyzed by more complete leaching, and analysis by ICP-ES.

14.0) DATA VERIFICATION

Data used in the preparation of this report were predominantly generated by Sultan Minerals Inc. during past and current exploration programs. All data is stored in Sultan's office in Vancouver and within the exploration office located in Salmo, BC. Perry Grunenberg managed or otherwise participated in most of the previous exploration. There appears to be no reason to doubt the accuracy or veracity of the geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

Historic drilling dating from as early as the 1940's provided a great amount of data to the database used by Sultan to establish areas of interest for further exploration. In particular, in regards to lead-zinc exploration, over 5,000 diamond drill holes were recorded in drill logs and assay sheets. These were entered into a database for use in modeling the resource. The database has undergone several reviews and corrections since initiation. All records from the active exploration and mining of the Jersey Lead-Zinc deposit are kept at Sultan Minerals' office in Salmo, BC.

The existence of zones of lead-zinc mineralization indicated by historic drilling have been verified by eventual mining of the resource, with overall mined average grade of 5.7% combined lead-zinc over the mine life. Drilling by Sultan Minerals has verified the existence of lead-zinc mineralization, with significant grades intersected inferring the potential for a remnant lead-zinc resource.

Samples and Assays

Laboratories utilized by Sultan are at a minimum registered with ISO 9001:2000 accreditation. .

The labs use blanks (analytical and method), duplicates and standard reference materials inserted in the sequences of client samples to provide a measure of background noise, accuracy and precision. QA/QC protocol incorporates a granite or quartz sample-prep blank(s) carried through all stages of preparation and analysis as the first sample(s) in the job. Typically an analytical batch will be comprised of 34-36 client samples, a pulp duplicate to monitor analytical precision, a -10 mesh reject duplicate to monitor sub-sampling variation (drill core only), a reagent blank to measure background and an aliquot of Certified Reference Material (CRM) or Inhouse Reference Material to monitor accuracy. In the absence of suitable CRMs Inhouse Reference Materials are prepared and certified against internationally certified reference materials such as CANMET and USGS standards where possible and will be externally verified at a minimum of 3 other commercial laboratories. Using these inserted quality control samples each analytical batch and complete job is rigorously reviewed and validated prior to release.

In 2007 and 2008, Sultan Minerals completed trenching and drilling of areas in and around the Jersey lead-zinc mine workings. The drilling was focused on tungsten and molybdenum targets, however, some significant intercepts of lead and zinc were returned. A review of the laboratory standards and duplicate/repeat for samples taken during that work was undertaken by Sultan as a cursory check for process precision for lead and zinc analysis. Graphical plots of duplicate sample results show a very high degree of precision in the re-analysis of samples, with R^2 values at or near to 1. Plots of Standard reference material inserted into the sample stream by the lab indicates that that values returned by the analysis are within normal limits of variation. Plots for Standards DS-6, DS-7, DST-6 and DST-7 are provided in the appendices. As well, plots showing the results of re-analysis of submitted samples are provided.

15.0) ADJACENT PROPERTIES

The area around the Jersey-Emerald property has undergone extensive historic exploration and development. A listing of Minfile occurrences from the BC Ministry of Energy and Mines website indicates numerous past producers in close proximity to the Jersey Emerald. A summary of the significant listings are provided below. The information presented is not necessarily indicative of the mineralization on Sultan Minerals Inc Jersey-Emerald Property. Sultan Minerals has recently optioned the HB-Garnet Mine property which was historically mined for lead-zinc.

15.1 HB

The HB property is located on Aspen Creek, a tributary of Sheep Creek, directly north of the Jersey-Emerald property. The north end of the No. 1 ore body outcropped at an elevation of 1219 metres, west of Aspen Creek and almost a 1.6 kilometres north of Sheep Creek.

The Consolidated Mining and Smelting Company of Canada (Limited) optioned the claims in 1911. The No. 2 level crosscut was driven during the winter but results were disappointing and the option was dropped in 1912. On the expiry of the lease the entire property was optioned to a Spokane syndicate operating under the name Hudson Bay Zinc Company. The low level No. 7 crosscut (3,100 level) was started in 1915 and reached a length of 579 metres on completion in 1916. Diamond drilling (473 metres) from the crosscut failed to find ore and the option was given up in 1917. Exploration work was all done in the heavily oxidized zone at the north and on No. 1 ore body where the flat-plunging ore was exposed on surface. The Consolidated Mining and Smelting Company returned in 1927 and starting about 1946, the company began geological investigations that led to an intensive diamond drilling program beginning in 1948. Large bodies of low-grade disseminated sulphides plunging gently south from the oxidized ore body were indicated by this drilling. In 1951 construction of a 1,000 ton per day concentrator began and a new adit level (No. 8) was driven 823 metres north from the Sheep Creek valley mill site to the ore zone.

David Minerals Ltd. by an agreement dated May 8, 1981 purchased the mine, mill and adjacent properties from Cominco Ltd. Renovation of the H.B. mill was carried out to prepare a flotation circuit to custom mill gold-bearing sulphide ores, and a second circuit to treat molybdenite-gold ore from the company's Rossland properties. A gold circuit was put into operation for a short period on ore from the Gold Belt property in December 1981.

The HB ore bodies are currently thought to be Kootenay Arc-type carbonate hosted sedimentary exhalative (sedex) deposits. The ore bodies are located within dolomitized limestone of the Lower Cambrian Laib Formation, Reeves Member (correlative with limestone of the Badshot Formation). The east boundary of the Laib Formation is in contact with argillites of the Lower to Middle Ordovician Active Formation, on a fault contact, with the Active rocks overthrust from the east over the Reeves rocks.

Two distinct calcareous layers of the Reeves Member can be recognized in the area, an upper one about 110 metres thick separated from a lower 12-metre member by 15 to 30 metres of

micaceous brown limey argillite. The HB ore bodies occur within a hundred metres or so to the west of the thrust fault. It is thought that the mineralization is related to the intrusion of granitic stocks of the Middle to Late Jurassic Nelson Intrusions with the nearest outcrop about 1 kilometre away from the mine. The only intrusives present in the mine are post-ore diabase dykes up to 3 metres thick.

In the vicinity of the HB mine, the beds are folded into a broad synclinorium, and the limestone layers in the mine are on the west limb of this structure. The principal ore zones consist of three steeply dipping, parallel zones lying approximately side by side and extending as pencil-like shoots for about 900 metres along the gentle south plunge of the controlling structures. The largest and most easterly ore zone has a maximum height of about 140 metres and a maximum width of 30 metres. Within these zones are steeply dipping discontinuous ore stringers with a lead to zinc ratio of 1:5. There is evidence to indicate ore deposition was controlled by shear zones within the folded limestone; the best ore concentrations occurring at the junctions between steeply dipping shears (the pencil-like ore bodies) and flat lying shears (the flat-lying brecciated ore bodies).

The mineralogy of the ore is relatively simple with pyrite, sphalerite and galena in order of abundance and minor pyrrhotite found locally. The northern portion of these bodies is exposed at surface, near the original HB claim, and are oxidized to a depth of about 100 metres at that point. A smaller zone, located to the southwest of the main HB mine, is known as the Garnet ore body. The Garnet zone was mined from the surface from a small open pit, whereas the main mine is entirely underground.

The HB mine produced a total of 6,656,101 tonnes of ore in 29 years between 1912 and 1978. Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. Measured and indicated reserves published December 31, 1978 by Canadian Pacific Limited were given as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Sultan Minerals is planning a 2010 exploration program on the HB-Garnet Property.

15.2 Molly

The Molly molybdenum property is located at about 1219 metres elevation on the south side of Lost Creek, 12.8 kilometres south-southeast of Salmo. The 4 claims comprising the property were the Bromyrite King, Bromyrite, Molybdenite, and Molybdenum No.1. In 1914, the property was leased for 6 months to Bell brothers of Salmo and molybdenum ore was shipped to Denver, Colorado from open cuts and pits. Early in 1915 the property was leased for one year to B.C. Molybdenite Company, Limited and additional ore was shipped to Denver. In 1916, the property was under lease to International Molybdenum Company, Limited who shipped about 90 tonnes of ore to their plant at Renfrew, Ontario. The original owners resumed work on the property in 1917 and shipped about 45 tonnes of ore to the Mines Branch, Ottawa.

The property was restaked as the Molly and Molly 1-9 claims (Lots 14232-14241 respectively). The Consolidated Mining and Smelting Company of Canada Limited purchased the property in 1926 and a small amount of underground work and diamond drilling was carried out the following year. The claims were Crown-granted to the company in 1930. The workings at that time included about 30 metres of drift and crosscut, an 18-metre raise, and a winze.

Scheelite was discovered on the Molly 4 claim, about 305 metres southeast and 122 metres above the molybdenum showing, by Joe Gollo, of Howser, in 1942; the company carried out considerable exploration for scheelite that same year. Further work by the company on the molybdenum showing during the period July 1942-February 1943 included 35 metres of crosscut, 21 metres of drift, and a 5-metre raise; a small tonnage of ore was mined but not shipped.

The Molly mine is hosted by granites of the Lost Creek stock of the Middle to Late Jurassic Nelson Intrusions, which are intruded into a sequence of argillites and limy argillites of the Ordovician Active Formation. The granite is quartz rich and appears to have an upper fine-grained, aplitic chilled zone or border capping in the order of 2 metres thick.

The aplite is sparsely impregnated with molybdenum but the main molybdenum ore occurs below this capping within a zone about 3 metres thick containing numerous joints parallel to the intrusive contact. The best mineralization appears within this sheeted zone where the intrusive contact dips at low angles and/or where there are prominent fractures intersecting this sheeting. Molybdenite occurs as selvages on the joint planes or disseminated between the joints. The more massive granite below the sheeted zone is host to very little molybdenite. Tungsten, as scheelite, occurs locally disseminated in skarn zones of small size.

Records indicate that the Molly mine produced at least 171 tonnes of ore which carried 3.5 to 5.88 per cent MoS2. From 1914 to 1917, a total of 11,366 kilograms of molybdenum were produced. Minor pyrite, pyrrhotite, and uraninite are also associated with the deposit. A sample assayed 0.13 equivalent uranium (Geological Survey of Canada, Economic Geology #16).

15.3 Summit, Ore Hill, Bonanza

A series of historic mines that produced silver, gold, lead and zinc are located to the northeast of the Jersey-Emerald property. These are generally quartz vein occurrences that cut the Lower Cambrian Laib formation limestone and schist.

The Summit occurrence is a quartz-siderite vein deposit which contains erratically distributed pyrite, galena and sphalerite within a narrow fault zone striking 55 degrees and dipping southeast. Most of the mine production was from a 20 metre long "Glory Hole". Production from 1906 to 1938 totalled about 1094 tonnes which contained 27,059 grams of gold, 37,883 grams of silver, 13,728 kilograms of lead and 12,988 kilograms of zinc.

The Ore Hill vein deposit includes several adits with over 1000 metres of underground development. Between 1906 and 1940, a total of 2,241 tonnes of ore were mined and 88,612 grams of gold, 168,424 grams of silver, 80,257 kilograms of lead and 75,651 kilograms of zinc were recovered. South of the adits a trench exposes limestone in fault contact with schists. The fault strikes 050 degrees and dips 75 degrees southeast. A one metre wide lamprophyre dyke is injected along the fault and there is about 30 centimetres of fine-grained galena, sphalerite, pyrrhotite and pyrite on the footwall side, within highly altered limestones. North of this exposure, in the adits, the vein is about 45 centimetres wide within quartzite but narrows along strike as it crosscuts argillites. No mineralization is reported in the quartzite section.

The Bonanza North and South veins are developed by four adits on the Dip claim. About 17 tonnes were shipped in 1910 but the value of the shipment was not reported (Minister of Mines Annual Report 1910, page 110). In 1963, a total of 14 tonnes were mined, from which 124 grams of gold, 2,861 grams of silver and 118 kilograms of lead were recovered. Results of a 1982 sampling program indicates that there is an ore shoot above and below the second level on the North vein. Potential is indicated at depth where the productive horizon is projected to below an elevation of 914 metres. In 1983, 2720 tonnes of proven and possible ore at a grade of 18.86 grams per tonne gold was outlined on the North Bonanza vein (Assessment Report 11249). A later estimate of the ore on the property was reported to be 14,254 tonnes grading 10.28 grams per tonne gold (George Cross News Letter No.217 (November 12), 1987).


HB (L.12672)
GOLD BELT
GARNET (L.10809)
QUEEN (L.1078)
UDIVILLE (L.15851)
KOOTENAY BELLE
ALEXANDER
BLACK ROCK NORTH (L.14406)
LUCKY BOY (L.9188)
BONANZA (L.10161)
MAYFLOWER (L.9189)
ORE HILL (L.2073)
RIVER
BLACK ROCK SOUTH
SUMMIT (L.10010)
ALLOUEZ
INVINCIBLE (L.12084)
DODGER (L.12083)
FEENEY (L.9074)
EMERALD
EMERALD TUNGSTEN
JERSEY (L.9076)
COMET (L.14761)
MOLLY (L.14232)
MEADOW VIEW
LOST CREEK
M.U.T.
SOUTH SALMO RIVER
TRUMAN

Figure 6: Minfile Occurrence Locations (from BC Ministry of Energy and Mines website)

16.0) MINERAL PROCESSING AND METALLURGICAL TESTING

With regards to mineral processing and metallurgical testing for Jersey lead-zinc ores, the best information available is from the last decade of operation of the mine. A total of 4,432,800 tons of ore were processed during this 10 year period.

According to Ed Lawrence, P.Eng., the mine manager for Placer Dome at the time of mine closure, the dolomite rock that hosts the mineralization provides favourable crushing and grinding characteristics.

A review of the historic records for the last ten years of mine operation (to 1973) indicates that conventional floatation methods were capable of producing lead and zinc concentrates that were acceptable by the smelters at that time. Lead concentrate grades averaged 75% and reached up to 76.4%. Zinc concentrates averaged 57.6% with a high of 58.4%.

The lead and zinc concentrates were considered free of minerals or elements that would cause smelter penalties. Recoveries were in the 90% range for both metals.

In addition to the lead and zinc, payment was received for 5 ounces of silver per ton of lead concentrate and 9 pounds of cadmium per ton of zinc ore.

17.0) RESOURCE ESTIMATION

17.1 Lead-Zinc Resource

This lead-zinc resource was produced from the historic and recent drill hole database, and from an underground and surface mine model produced by Sultan Minerals. The mine model was processed from the paper plans and section available in Sultan files. For the underground mined areas, points were selected from plans and sections to provide guidance to create sectional polygons in Gemcom-Surpac software. Sections were made at 100 foot intervals north to south through the mine workings. Different headings were given individual string numbers resulting in over 20 different headings representing the mine. It is noted that the underground digital model is a best representation of the mined out areas and is not to be used for purposes other than assisting in preparing the resource estimate in this report.

17.2 Data Analysis

A total of 5,042 drill holes and a geologic solid that outlined the lead-zinc mineralization were supplied for this study. The drill holes were compared to the geologic solid and all assays within the solid were tagged. The sample statistics for assays within the geologic solid are tabulated below.

Table 3: Sample statistics for lead and zinc

	Pb (%)	Zn (%)
Number of assays	6,580	8,334
Mean Value	2.54	4.86
Standard Deviation	5.11	5.40
Minimum Value	0.001	0.001
Maximum Value	60.50	34.30
Coefficient of Variation	2.01	1.11

The grade distributions for both lead and zinc within the mineralized solid were examined using lognormal cumulative probability plots. For zinc four overlapping lognormal populations were found with the highest population representing 67% of the data having a mean of 5.65 % Zn. There was no need to cap this population as no outliers exist. For lead the upper most population represented 0.19 % of the data with a mean of 28.17 % Pb. This population was considered erratic outliers and was capped at 2 standard deviations above the mean of the next lower population. A cap value of 47 % was used to cap 5 assays. The results of capping are shown below.

Table 4: Capped sample statistics for lead and zinc

	Pb (%)	Zn (%)
Number of assays	6,580	8,334
Mean Value	2.54	4.86
Standard Deviation	5.07	5.40
Minimum Value	0.001	0.001
Maximum Value	47.00	34.30
Coefficient of Variation	2.00	1.11

17.3 Composites

A histogram of sample intervals (see Figure7) showed 5 ft. as the most common sampling width so uniform down hole 5 ft. composites were produced to honour the boundaries of the mineralized solid. Small sample lengths at the boundaries were left alone if more than 2.5 ft. and combined with the adjoining sample if less than 2.5 ft. to produce a uniform support of 5 ± 2.5 ft.


Histogram - Pb-Zn Sample Lengths
9206 N
4.1187 M
3.1222 S
Percent
0
1
2
3
4
5
6
7
8
9
10
0
5
10
15
20
25
30
35
40
SAMPLEN

Figure 7: Histogram of assay sample lengths

The 5 ft. composite statistics are tabulated below.

Table 5: 5 ft. Composite statistics for lead and zinc

	Pb (%)	Zn (%)
Number of Composites	35,193	35,193
Mean Value	0.309	0.826
Standard Deviation	1.466	2.360
Minimum Value	0.001	0.001
Maximum Value	37.30	31.54
Coefficient of Variation	4.75	2.86

There were many unsampled intervals within the mineralized solid and for these intervals a nominal value of 0.001 % was inserted for both lead and zinc. This has resulted in far more 5 ft.

composites than individual assays. It has also seriously reduced the mean grade for both lead and zinc and increased the coefficient of variation.

17.4 Variography

Pairwise relative semivariograms were produced in both the horizontal and vertical planes with nested spherical models fit to the data. The nugget to sill ratios were 36 % for both Pb and Zn indicating reasonable sampling variability.

Table 6: Semivariogram Parameters of Lead and Zinc

Variable	Azimuth/Dip	Co	C1	C2	Short Range (ft.)	Long Range (ft.)
Pb	200 / -10	0.25	0.17	0.28	15	60
	111 / 0	0.25	0.17	0.28	25	120
	0 / -90	0.25	0.17	0.28	12	48
Zn	200 / -10	0.30	0.25	0.28	15	60
	111 / 0	0.30	0.25	0.28	28	100
	0 / -90	0.30	0.25	0.28	15	48

17.5 Bulk Density

A total of 11 sections of drill core were measured for specific gravity by the weight in air/weight in water method. These eleven are broken down into combined Pb+Zn grade ranges to show the increase in SG with lead-zinc content. The resource estimate used these ranges and the combined estimated Pb+Zn to establish a tonnage factor for each estimated block.

Table 7: Specific Gravity Determinations

Pb%	Zn%	Pb+Zn	SG	Tonnage Factor (cu.ft./ton)
0.14	0.64	0.78	2.82	11.35
0.16	0.75	0.91	2.63	12.17
		0 to 1.0%	**2.73**	**11.72**
0.15	1.34	1.49	2.82	11.35
1.44	0.45	1.89	2.77	11.55
		>=1 to 2 %	**2.80**	**11.43**
0.87	1.94	2.81	2.78	11.51
0.37	3.08	3.45	2.91	11.00
0.22	3.64	3.86	2.87	11.15
1.08	4.24	5.32	2.92	10.96
		>=2 to 5%	**2.87**	**11.15**
1.39	6.72	8.11	2.89	11.07
0.19	11.03	11.22	2.91	11.00
8.87	11.33	20.20	2.93	10.93
		>= 5%	**2.91**	**11.00**

Block Model

A block model with blocks 25 x 25 x 25 ft. in dimension was superimposed over the mineralized solid. The block model origin is as follows:

<u>Lower Left Corner</u>		
5500 E	Column size – 25 ft.	168 Columns
2900 N	Row size - 25 ft.	338 Rows
<u>Top of Model</u>		
5350 Elevation	Level size - 25 ft.	63 Levels
<u>No Rotation</u>		

The underground workings were also modeled and three dimensional solids were created in GEMCOM software. For each block the percentage within the PbZn mineralized solid and the percentage within underground workings was recorded. The tonnage for any given block was equal to:

block volume * (% inside solid - % in ug workings) / tonnage factor



9000N
8500N
8000N
7500N
7000N
6500N
6000N
5500N
5000N
4500N
4000N
3500N
4850Z
4350Z
3850Z
6750E
7250E
7250E
7750E
8250E
9750E
Z
Y
X

Figure 8 - Oblique view of combined lead-zinc grades Block Model

Resource estimate blocks, classified. Green color represents 2-3%, blue 3-5%, and pink greater than 5% combined lead and zinc.

17.6 Grade Interpolation

Grades for lead and zinc were interpolated into the block model using ordinary kriging. Any block with some proportion within the mineralized solid was estimated in a series of passes with the search ellipse for each pass a function of the semivariogram ranges. For pass 1 a minimum of 4 composites were required within a search ellipse with dimensions equal to ¼ of the semivariogram range in each of the three principal directions. In all passes the maximum number of composites allowed from any one drill hole was set at 3 to insure a minimum of two drill holes were always used in an estimate. If a given block was not estimated during pass 1 a second pass was completed using a search ellipse with dimensions equal to ½ the semivariogram range. A third pass at the full range and a fourth pass at twice the range were completed to fill in the block model. In all cases the maximum number of composites was set to 12 and if more than 12 were found in any search, the closest 12 were used. The exercise was completed twice; once for Pb and again for Zn. Since Zn had a shorter range in the Azimuth 100 direction for pass 4 the lead range was used to insure both lead and zinc were interpolated into all blocks estimated. The parameters for kriging are tabulated below.

Table 8: Parameters used in Kriging

Variable	Pass	Number Estimated	Az/Dip	Dist. (ft.)	Az/Dip	Dist. (ft.)	Az/Dip	Dist. (ft.)
Pb	1	2,373	200/-10	15	100/0	30	0/-90	12
	2	16,460	200/-10	30	100/0	60	0/-90	24
	3	47,186	200/-10	60	100/0	120	0/-90	48
	4	31,221	200/-10	120	100/0	240	0/-90	96
Zn	1	1,714	200/-10	15	100/0	25	0/-90	12
	2	13,748	200/-10	30	100/0	50	0/-90	24
	3	45,042	200/-10	60	100/0	100	0/-90	48
	4	36,636	200/-10	120	100/0	240	0/-90	96

17.7 Classification

Based on the study herein reported, the delineated mineralization at the Jersey Pb+Zn Zone is classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."*

> *"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in 43-101 as follows:

> *"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

> *"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

> *"An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and*

sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

Geologic continuity of the Jersey Pb-Zn zone has been established through underground mining, mapping and diamond drilling. Grade continuity has been quantified through the use of the semivariograms. Within the Jersey Zone that surrounds the old mine workings blocks are classified as Indicated and Inferred based on grade continuity. Blocks estimated in Pass 1 or 2 using search ellipse dimensions of up to ½ the semivariogram range were classified as Indicated. The remaining blocks estimated were classified as Inferred.

17.8 Results - Preliminary Lead-Zinc Resource Estimate

The results are tabulated below at a range of combined lead and zinc cutoffs.

Table 9: JERSEY INDICATED RESOURCE

Cutoff	Tons > Cutoff			Million Lbs.	Million Lbs.
Pb+Zn (%)	(tons)	Pb (%)	Zn (%)	Pb	Zn
0.25	11,020,000	0.59	1.57	130.7	346.7
0.50	9,420,000	0.68	1.79	127.7	337.8
0.75	8,090,000	0.77	2.01	123.8	325.4
1.00	7,030,000	0.85	2.21	120.1	310.3
1.25	6,110,000	0.95	2.41	115.8	294.0
1.50	5,320,000	1.04	2.60	111.0	277.1
1.75	4,640,000	1.15	2.80	106.3	259.8
2.00	4,050,000	1.25	3.00	101.3	242.7
2.25	3,570,000	1.36	3.18	96.7	226.7
2.50	3,110,000	1.48	3.38	91.8	210.0
2.75	2,730,000	1.60	3.57	87.2	194.9
3.00	2,430,000	1.71	3.73	83.3	181.3
3.25	2,140,000	1.84	3.93	78.6	168.2
3.50	1,900,000	1.96	4.10	74.6	155.9
3.75	1,700,000	2.07	4.28	70.2	145.5
4.00	1,510,000	2.20	4.47	66.4	135.0
4.25	1,360,000	2.31	4.63	62.8	125.8
4.50	1,230,000	2.43	4.79	59.7	117.8
4.75	1,110,000	2.55	4.95	56.6	109.8
5.00	1,000,000	2.68	5.10	53.6	102.0
5.25	910,000	2.81	5.22	51.2	95.0
5.50	810,000	2.94	5.43	47.7	88.0
5.75	740,000	3.06	5.55	45.3	82.2
6.00	690,000	3.14	5.70	43.3	78.7

Table 10: JERSEY INFERRED RESOURCE

Cutoff	Tons > Cutoff			Million Lbs.	Million Lbs.
Pb+Zn (%)	(tons)	Pb (%)	Zn (%)	Pb	Zn
0.25	42,330,000	0.51	1.22	428.4	1033.7
0.50	34,480,000	0.60	1.44	413.8	990.3
0.75	28,580,000	0.70	1.63	397.8	933.4
1.00	23,970,000	0.79	1.82	379.7	871.5
1.25	19,930,000	0.90	2.01	359.1	801.2
1.50	16,930,000	1.00	2.18	339.6	738.1
1.75	14,460,000	1.11	2.35	319.9	678.2
2.00	12,440,000	1.21	2.50	301.3	621.5
2.25	10,670,000	1.32	2.65	281.3	566.2
2.50	9,130,000	1.44	2.81	262.2	512.4
2.75	7,810,000	1.56	2.95	244.1	461.1
3.00	6,720,000	1.68	3.10	225.7	416.9
3.25	5,780,000	1.81	3.24	209.5	374.3
3.50	4,980,000	1.95	3.37	194.5	335.6
3.75	4,260,000	2.11	3.50	179.9	298.2
4.00	3,680,000	2.26	3.62	166.1	266.7
4.25	3,170,000	2.41	3.75	153.0	237.9
4.50	2,740,000	2.57	3.88	141.1	212.4
4.75	2,420,000	2.72	3.97	131.8	192.0
5.00	2,130,000	2.88	4.06	122.7	172.8
5.25	1,860,000	3.06	4.15	113.7	154.3
5.50	1,660,000	3.23	4.20	107.1	139.4
5.75	1,460,000	3.40	4.26	99.3	124.5
6.00	1,300,000	3.55	4.34	92.2	112.9

Without the benefit of a preliminary economic assessment to evaluate mineable grades for the lead-zinc mineralization, a benchmark grade that is similar to the historic mined grade for the deposit may be considered. The various mines located along the Kootenay Arc lead-zinc belt produced combined lead-zinc ores of approximately 5%. This estimate shows an indicated resource of 5,320,000 tons averaging 1.04% lead and 2.60% zinc and an inferred resource of 16,930,000 tons averaging 1.00% lead and 2.18% zinc using a cut-off grade of 1.5% combined lead-zinc. Within this large low-grade resource there is an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc and an inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc using a cut-off grade of 3.5% combined lead-zinc.

18.0) OTHER RELEVANT DATA AND INFORMATION

The Jersey-Emerald property has undergone historic mining over a significant span of time, for a variety of commodities. Both underground and surface mining methods have been utilized in the

extraction of ore. Remnants of this historic work exist on the property surface, including open cuts and pits, portals to underground access, waste dumps and mill tailings. The zones of mineralization covered in this report are primarily within or adjacent to these areas of previous mining, and is therefore considered to be "brownfields" exploration. Brownfields exploration may allow for more readily available permitting and advancement of continued work, and for eventual development of resources on the property. Further consideration is required to ascertain the level of liability attached to the remnant disturbed areas from historic mining. Sultan Minerals plans for the continuation of baseline environmental data collection on the property, including surface stream water sampling and sampling of waters draining the underground workings.

19.0) INTERPRETATION AND CONCLUSIONS

This study was conducted as an estimation of the potential of the Jersey lead-zinc mine to host remnant resources. The results of the study summarized in this report demonstrate strong potential for remnant lead-zinc resources within and adjacent to the historic mine workings.

The result of this study indicates that combined lead-zinc grades in the remnant blocks may be significant enough to support underground bulk mining methods of extraction. The near-surface geometry of some portions of the zones also suggest potential for open pit extraction.

Based on the results of this resource estimation, further work is recommended to better define the resource. There are 2 primary areas of concern for future work; 1) the resource blocks need to be verified by current drilling to quantify size and grade, and to increase the confidence in the estimate; 2) the underground workings need to be more accurately modeled to define pockets of mineralization that may have been previously mined.

20.0) RECOMMENDATIONS

The recommendations presented here are designed to further define the potential lead-zinc resource on the Jersey property. As well, recommendations address requirements to advance the resource toward a mining feasibility study.

Diamond drill holes are required to verify intercepts reported in the historic drilling used to obtain preliminary resources in the Jersey lead-zinc mine. Access to the underground workings combined with resource blocks that infer the best combination of grade and tonnage will determine which areas are to be tested. A small initial program of 10 to 20 short drill holes (up to 100 feet each) in 2 or 3 different areas of the mine will provide initial feedback of the remnant resource potential.

It is estimated that a much larger drill program would be required to fully define the lead-zinc resource.

The second part of continued exploration of the historic lead-zinc workings should address the accuracy of the modeled underground workings. These flat-lying room and pillar style workings are quite complex. The historic paper plans and sections provide rudimentary data for modeling the mine workings in 3D software. It is recommended that more accurate surveys be conducted underground in 3 areas that are determined for follow-up drilling due to readily available access and significant resource estimation. The size of the area to be covered and the methodology of survey will dictate the cost. A rough estimate of $100,000 to survey areas determined for future drilling is proposed.

It is recommended that a preliminary economic assessment be completed by the company at this stage. This will eventually provide Sultan with approximate tonnages and grade of resource for feasibility. The study for the lead-zinc resource will include:

1. Preparation of a mine plan.
2. Design and costing of surface facilities
3. Review of ore transport options.
4. Review of tailings disposal options.
5. Review wastewater disposal alternatives
6. Review historic metallurgy and conduct further metallurgical testing

Costing for completion of the preliminary economic assessment will vary depending upon the level of work required at this site. Based on review of similar studies, the cost associated will range between $100,000 and $200,000. However, previous work on the property by Wardrop directed towards Sultan Mineral's tungsten resources may provide a base for the lead-zinc economic assessment, and possibly decrease the cost to under $100,000.

Total cost for continued exploration with definition and verification drilling of 3 key areas of the lead-zinc resource is estimated at $150,000. The cost to obtain accurate surveys of underground workings is estimated at $100,000.00. Total cost for completion of work required to complete an economic study for lead-zinc extraction is estimated at $99,000.

The combined total cost to complete this phase of the recommended work, with supporting crew and resources, and contingency, is estimated at $463,000.

21.0) PROPOSED PROGRAM BUDGET ESTIMATES

Lead-Zinc Exploration Program

Underground Diamond Drilling– 2000 ft @ $75/ft all inclusive	$150,000
Consultants – management, models, supervision, interpretations	30,000
Field crew	20,000
Laboratory analysis 200 samples at $20	4,000
Survey Underground Mine workings	100,000
Rentals, consumables, travel	20,000
Reporting/drafting	10,000
SUBTOTAL	$334,000
Contingency	30,000
Lead-Zinc Exploration Phase Budget Total	**$364,000**

Preliminary Economic Assessment

Mine Planning study	$50,000
Consultants – further groundwater and surface water mapping, interpretations	10,000
Surface topographical surveying and preliminary facility sighting	10,000
Lead-zinc metallurgical research and study	5,000
Rentals, consumables, travel	5,000
Reporting/drafting	10,000
SUBTOTAL	$90,000
Contingency	9,000
Preliminary Economic Assessment Budget Total	**$99,000**

ESTIMATED BUDGET GRAND TOTAL, All PHASES **$463,000**

22.0) REFERENCES

Ball, C.W., 1954; The Emerald, Feeney and Dodger Tungsten Ore bodies, Salmo, B.C.: Economic Geology, Vol. 49, No. 6, p.625.

Cowie, S., 2007; Wardrop Report to Sultan Minerals Inc, Technical Report on the Jersey-Emerald Property, British Columbia, NI 43-101 report, 170pp.

Fyles, J.T. and Hewlett, C.G., 1959; Stratigraphy and Structure of the Salmo Lead Zinc Area: B.C.D.M., Bulletin No. 41.

Grunenberg, P.B., 1994; Summary of Research on the Jersey Property, Nelson M.D.: Unpublished Report for Sultan Minerals Inc., 5pp.

Grunenberg, P.B. and Giroux, G., 2006; Summary Report and Preliminary Resource Calculations for the Dodger 4200 Molybdenum Zone, and Tungsten Zones, Jersey-Emerald Property, British Columbia, 43-101 report, 67pp.

Grunenberg, P.B. and Giroux, G., 2007; Summary Report and Preliminary Resource Calculations for the East Emerald and Emerald Mine Tungsten Zones, Jersey-Emerald Property, British Columbia, 43-101 report, 72pp

Hoy, T. and Andrew, K.P.E., 1989; The Rossland Group, Nelson Map Area, Southeastern British Columbia: BC Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1988, Paper 1989-1.

Hoy, T. and Dunne, K.P.E., 1997; Early Jurassic Rossland Group – Part I Stratigraphy and Tectonics: BC Ministry of Energy and Mines, Bulletin 102.

Hoy, T. and Dunne, K.P.E., 1998; Geological Compilation of the Trail Map-Area: BC Ministry of Energy and Mines, Geoscience Map 1998-1.

Lawrence, E.A., 1974; A Summary Report of the Production History and Geology of the Salmo Division, Canex Placer Limited: Unpublished Internal Report for Canex Placer Limited.

Lawrence, E.A. (2005) Jersey Molybdenum Potential; Private Report for Sultan Minerals

Little, H.W., 1960; Nelson Map Area, West Half, B.C.: Geological Survey of Canada, Memoir 308.

MacDonald, A.S., 1970; The Salmo Lead-Zinc Deposits: A Study of Their Deformation and Metamorphic Features: Unpublished PhD. Thesis, University of British Columbia.

Minfile, 1991; Emerald Tungsten Property, Minfile Nos. 082FSW009 and 082FSW010: Ministry of Energy, Mines and Petroleum Resources, Mineral Resources Division, Minfile Master Report 1991, p.19-21.

Minister of Mines Annual Reports for 1896, 1948 - 1970: British Columbia Department of Mines.

Ray, G.E., 1996; Characteristics of Gold Skarns: Presentation Notes for Short Course on New Mineral Deposit Models of the Cordillera.

Simandl, G.J. and Paradis, S., 2009; Carbonate-Hosted, NonSulphide, Zinc-Lead Deoposits in the Southern Kootenay Arc, British Columbia (NTS 082F/03), GSC Geological Fieldwork 2008, Paper 2009-1.

Smith, P.A., 1994; Dighem^{V} Survey for Sultan Minerals Inc., Salmo Property, British Columbia, NTS 082F/3, 115pp.

Stevenson, J.S., 1943; Tungsten Deposits of British Columbia: British Columbia Department of Mines, Bulletin No. 10.

Tan, G. and P. Tse (2006) Phase-1 Metallurgical testing for molybdenum floatation from a Jersey Project Composite: PRA Report for Sultan Minerals Inc., August 30, 2006.

Troup, A.G., 1995; Diamond Drilling Report on the Jersey Property, Nelson Mining Division, B.C.: Sultan Minerals Inc. Unpublished Assessment Report, 25pp.

Troup, A.G., 1994; Geophysical, Geochemical and Core Research on the Jersey Property, Nelson Mining Division, B.C.: Sultan Minerals Inc. Unpublished Assessment Report, 26pp.

23.0) QUALIFICATIONS

CERTIFICATE: Perry Grunenberg

I, **Perry Grunenberg**, hereby certify that:

a) I am a consulting Geoscientist with PBG Geoscience having an office at 2457 Sunset Drive, Kamloops, British Columbia, V2C 4K1.

b) This certificate applies to the report titled "Resource Estimate For The Jersey Lead-Zinc deposit, Jersey-Emerald Property, BC" dated February 26, 2010

c) I am a graduate of the University of British Columbia with the degree of Bachelor of Science in Geology (1982).
I am a member of the Association of Professional Engineers and Geoscientists of British Columbia Registration No. 19246) and a Fellow of the Geological Association of Canada (Membership No. F5203).
I have practiced my profession in North America since 1982, having worked as an employee and consultant for major mining corporations, junior resource companies and BC government ministries.
As a result of my experience and qualification I am a Qualified Person as defined in National Instrument 43 – 101.

d) I personally managed exploration programs on the Jersey-Emerald property including diamond drilling programs for the exploration of molybdenum, gold and tungsten within the property and surrounding claims. I also created the 3 dimensional geologic solids and underground mine model for the lead-zinc mine utilizing Gemcom-Surpac software.

e) I have personally prepared or have reviewed all sections of this report including the illustrations. Section 17 of this report was primarily prepared by the co-author, Gary Giroux. Sources of information are noted in the text or on the illustrations.

f) In the preparation of this report I am not totally independent of the company Sultan Minerals Inc as described in section 1.4 of NI 43-101, due to the granting of options to purchase stock until the year 2012.

g) I have managed exploration programs as a geoscientist consultant on behalf of Sultan Minerals Inc since 1994, including exploration for tungsten, gold, molybdenum and lead-zinc as covered within this report.

h) I have read National Instrument 43 – 101 and the foregoing technical report has been prepared in conformity with this instrument and generally accepted Canadian mining industry practice.

i) As of the date of the certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

Dated this 26 day of February, 2010
Kamloops, B.C.

"Perry Grunenberg"
Perry Grunenberg, P.Geo.
Consulting Geoscientist

CERTIFICATE: G.H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.
3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
4) I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of deposits many similar to the Jersey Lead Zinc deposit.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person.
6) This report titled "**Resource Estimation for the Jersey-Lead-Zinc deposit, Jersey-Emerald Property, B.C.**" and dated February 26, 2010 is based on a study of the data and literature available on the Jersey Project. I am responsible for the resource estimations shown in Section 17 and completed in Vancouver during 2009-10. I have visited the property on February 19 and 20 1009 to examine drill core and underground workings.
7) I have previously completed a resource estimate for the Dodger 4200 Molybdenum Zone and the Tungsten Zone on the Jersey-Emerald Property in 2006 and 2007.
8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 26th day of February, 2010

"G. H. Giroux"

G. H. Giroux, P.Eng., MASc.

APPENDIX

LABORATORY STANDARDS AND RE-ANALYSIS CHECK PLOTS

LISTING OF DRILL HOLES USED IN RESOURCE ESTIMATE


Jersey Property
XY Chart for Pulp Duplicates
ICP Zinc
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Duplicate Value
R² = 0.9963
0
200
400
600
800
1000
1200
1400
1600
1800
2000
Original Value
Zn (ppm)
Ideal
Linear (Zn (ppm))



Jersey Property
XY Chart for Prep Duplicates
ICP Zinc
Duplicate Value
Original Value
R² = 1
0
50
100
150
200
250
300
350
400
450
500
Zn (ppm)
Ideal
Linear (Zn (ppm))


STD DS7
Process Performance Chart
Mean
LCL
UCL
Production data
Standard
ppm Pb
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0
45.0
0
10
20
30
40
50
60
70
80
Moving Range Chart
Abs Range ppm Pb
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Sample
0
10
20
30
40
50
60
70
80



STD DS7
Process Performance Chart
Mean
LCL
UCL
Production data
Standard
ppm Zn
440.0
420.0
400.0
380.0
360.0
340.0
0
10
20
30
40
50
60
70
80
Moving Range Chart
Abs Range ppm Zn
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Sample


Process Performance Chart
STD DST6
Mean
LCL
UCL
Production data
Standard
50.0
45.0
40.0
35.0
30.0
25.0
ppm Pb
0
1
2
3
4
5
6
7
8
9


Moving Range Chart
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Abs Range ppm Pb
Sample
0
1
2
3
4
5
6
7
8
9

STD DST6

Mean
LCL
UCL
Production data
Standard

165.0
160.0
155.0
150.0
145.0
140.0
135.0

ppm Zn

0 1 2 3 4 5 6 7 8 9

Process Performance Chart


Moving Range Chart
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Abs Range ppm Zn
Sample
0
1
2
3
4
5
6
7
8
9

HOLE	E	N	elev	length	HOLE	E	N	elev	length	HOLE	E	N	elev	length	HOLE	E	N	elev	length
AU9701	9015.00	8157.00	4550.00	115.00	J138	8328.00	5511.00	4706.00	399.00	JU1043	7880.00	4328.00	4162.00	30.00	JU1300	6868.53	5047.00	4208.75	221.00
AU9702	9014.00	8157.00	4550.00	45.00	J139	8328.00	5511.00	4706.00	590.00	JU1044	7880.00	4328.00	4153.00	17.00	JU1301	6676.00	6047.00	4700.00	47.00
AU9703	9080.00	8320.00	4553.00	60.00	J14	7183.70	3538.60	4064.40	134.00	JU1045	8779.50	8846.00	4738.00	89.00	JU1308	8695.00	8305.00	4787.00	33.00
AU9704	9080.00	8320.00	4553.00	27.00	J146	7861.50	4861.50	4636.00	421.00	JU1046	7875.00	4312.00	4160.00	28.00	JU131	7452.00	4269.50	4087.50	132.00
AU9705	9210.00	8700.00	4553.00	102.00	J147	7745.60	4859.00	4627.00	502.50	JU1047	7875.00	4312.00	4152.00	18.00	JU1310	6869.00	5047.00	4206.00	211.00
AU9706	9190.00	8700.00	4553.00	100.00	J148	7595.40	4853.00	4612.30	455.00	JU1048	8748.50	5691.50	4207.50	159.00	JU1311	8648.00	8307.00	4796.00	70.00
AU9707	9295.00	8960.00	4580.00	170.00	J149	7484.46	4848.78	4594.61	423.00	JU1049	8820.00	8448.00	4737.00	83.00	JU1317	8796.00	8350.00	4755.00	50.00
AU9708	9095.00	8395.00	4556.00	130.00	J15	7309.10	3613.75	4109.90	40.00	JU105	7370.60	3982.90	4081.30	43.00	JU1318	6868.00	5047.00	4212.00	200.00
D44	9393.00	9687.00	4670.00	275.00	J150	7276.47	4846.86	4564.31	467.00	JU1050	7836.00	4316.00	4167.00	26.00	JU1319	8850.00	8500.00	4772.00	45.00
D45	9393.00	9687.00	4670.00	234.00	J151	7245.06	4882.12	4531.30	421.00	JU1051	7049.00	6894.00	4363.00	80.00	JU132	7410.00	4142.00	4088.00	117.00
D47	9149.00	8638.00	5127.00	682.00	J152	7257.00	4209.00	4345.00	428.00	JU1052	8751.00	5691.50	4207.00	164.00	JU1320	6842.00	8501.00	4767.00	57.00
D48	8587.74	5777.22	4760.74	621.00	J153	7195.50	4195.20	4333.00	316.00	JU1053	7004.00	5895.00	4363.00	85.00	JU1321	8807.00	8257.00	4716.00	60.00
D49	9393.00	9687.00	4670.00	261.00	J157	7861.00	5163.00	4677.00	499.00	JU1054	7001.00	5896.00	4356.00	90.00	JU1328	7452.00	5343.00	4333.00	40.00
D52	9149.43	8637.92	5126.89	679.00	J158	7617.90	5187.60	4699.40	472.00	JU1055	8815.50	8155.00	4663.50	40.00	JU133	7234.50	3908.90	4104.60	84.00
D56	9360.00	9507.00	4754.00	342.00	J16	7179.80	3704.80	4155.80	268.00	JU1056	8753.50	5691.50	4207.00	182.00	JU1330	7479.00	5253.00	4303.00	82.00
D59	9359.00	9507.30	4753.00	353.00	J160	7882.00	5500.00	4750.00	587.00	JU1057	8787.00	8169.00	4670.00	40.00	JU1331	7483.00	5250.00	4312.00	31.00
D63	9358.00	9506.00	4752.00	168.00	J161	7677.00	5495.50	4748.00	498.00	JU1058	8756.00	8175.50	4673.00	46.00	JU1332	8564.00	6748.00	4398.00	55.00
D64	9358.00	9506.00	4753.00	266.00	J162	7494.70	5488.40	4705.55	399.00	JU1059	8733.00	8191.60	4678.00	55.00	JU1333	8568.00	6800.00	4401.00	55.00
D67	9276.03	9218.05	4866.12	448.00	J163	7970.70	5898.30	4850.10	881.00	JU106	7394.40	4017.90	4083.40	74.00	JU1334	8687.00	6686.00	4345.00	60.00
D68	8599.60	6074.40	4640.40	726.00	J166	7533.60	5489.00	4715.00	448.00	JU1060	7147.00	4950.00	4156.00	22.00	JU1335	8686.00	6684.00	4338.00	40.00
D69	8623.00	6261.00	4872.00	717.00	J167	8024.60	5505.50	4724.00	536.00	JU1061	7148.00	5017.00	4176.00	20.00	JU1338	8902.00	8198.00	4646.00	92.00
D70	9315.47	9112.36	4916.13	535.00	J17	7328.70	3566.80	4114.00	41.60	JU1063	7150.00	4911.00	4156.00	25.00	JU1339	7220.00	5314.00	4260.00	52.00
D72	8700.59	6682.88	4927.91	763.00	J170	7202.68	5298.83	4588.61	335.00	JU1065	7178.00	5035.00	4180.00	4.00	JU134	7455.00	3672.50	4087.70	22.00
D73	8771.47	7061.03	5016.20	800.00	J171	7215.56	5404.89	4611.30	318.00	JU1066	7177.00	5034.00	4180.00	18.00	JU1342	7221.00	5187.00	4240.00	23.00
D74	9315.47	9112.36	4916.13	490.00	J172	7137.52	5624.54	4628.83	451.00	JU1067	7040.00	4540.00	4173.00	16.00	JU1343	8501.00	8282.00	4790.00	66.00
D76	8700.59	6682.88	4927.91	679.50	J173	7172.39	6291.28	4731.08	611.00	JU1068	7026.00	4485.00	4155.00	17.00	JU1344	8498.00	8283.00	4790.00	100.00
D77	8771.47	7061.03	5016.20	768.00	J174	7397.50	6294.71	4841.25	667.00	JU1069	8729.00	8193.00	4678.00	96.00	JU1346	8494.00	8264.00	4794.00	78.00
D78	9191.44	8817.60	5039.18	598.00	J178	8029.93	6891.38	5032.48	863.00	JU107	7392.90	4018.60	4083.70	50.00	JU135	7484.00	3661.50	4102.40	27.00
D79	8871.94	7463.64	5108.54	828.00	J179	8030.24	6892.70	5032.39	752.00	JU1070	8810.00	8156.00	4657.00	22.00	JU1350	8003.00	6361.00	4413.00	41.00
D80	8913.14	7806.96	5137.70	903.00	J18	7475.80	3609.40	4125.70	56.00	JU1071	8384.00	7003.00	4474.00	29.00	JU1351	8604.00	7051.00	4479.00	110.00
D81	9161.63	8473.70	5164.64	709.00	J185	7680.00	3451.00	4116.00	131.00	JU1072	8667.00	5304.00	4234.00	184.00	JU1352	8559.00	7057.00	4479.00	94.00
DD1	9313.00	9423.00	4778.00	170.00	J186	7688.00	3522.00	4142.00	147.00	JU1073	7380.00	5405.00	4305.00	14.00	JU1354	6969.00	5061.00	4211.00	276.00
DD10	8918.00	8719.00	5040.60	393.00	J19	7147.50	3711.40	4155.30	50.60	JU1074	8843.50	7302.00	4396.00	54.00	JU1356	8608.00	7147.00	4495.00	123.00
DD12	8360.00	6767.00	5008.00	548.00	J194	7258.00	3540.00	4082.00	60.00	JU1075	8851.00	7317.00	4403.00	43.00	JU1357	8579.00	7172.00	4497.00	78.00
DD13	8505.00	8717.00	5100.00	504.00	J195	7273.00	3581.00	4085.00	50.00	JU1079	8976.00	8111.00	4567.00	58.00	JU1358	8595.00	7094.00	4485.00	124.00
DD14	8767.00	7694.00	5148.00	666.00	J196	7228.00	3528.00	4081.00	48.00	JU108	7370.60	3982.90	4081.30	49.00	JU1359	6969.00	5051.00	4210.00	156.00
DD16	9049.49	7534.93	5070.62	461.00	J199	7331.00	3596.00	4118.00	18.00	JU1081	8972.00	8110.00	4567.00	63.00	JU136	7503.50	3685.50	4110.30	37.00
DD17	8736.00	6924.00	5013.00	758.00	J202	7263.00	3546.00	4043.00	9.00	JU1082	9087.00	8400.00	4568.00	50.00	JU1363	8605.00	8476.00	4819.00	148.00
DD2	9319.00	9423.00	4777.80	159.00	J203	7238.00	3515.00	4043.00	13.00	JU1083	9083.00	8400.00	4568.00	76.00	JU1364	6968.00	5051.00	4210.00	148.00
DD22	8874.00	7394.00	5090.00	811.00	J22	7200.90	3734.70	4167.70	218.00	JU1084	9092.00	8500.00	4568.00	104.00	JU1365	8800.00	8416.00	4782.00	59.00
DD23	8723.38	6758.61	4958.51	763.00	J220	9204.30	9317.70	4808.60	184.00	JU1085	8020.00	5733.00	4374.00	96.00	JU1366	8852.00	8409.00	4750.00	50.00
DD24	8640.86	6417.77	4905.15	741.00	J225	9271.00	9289.03	4832.00	282.00	JU1088	9075.00	8129.00	4434.00	48.00	JU1367	8827.00	8347.00	4740.00	53.00
DD25	8933.73	7736.28	5138.73	880.00	J23	7162.50	3802.00	4196.10	106.00	JU1089	7650.00	3453.00	4015.00	36.00	JU1368	6966.00	5051.00	4210.00	150.00
DD27	9490.00	9837.00	4604.00	126.00	J231	7711.32	3571.21	4144.90	165.00	JU109	7472.00	4445.00	4069.80	30.00	JU1369	8811.00	8301.00	4730.00	50.00
DD29	9416.00	9840.00	4598.50	122.00	J232	7857.10	3385.90	4097.60	134.00	JU1090	7650.00	3452.00	4017.00	58.00	JU137	7694.50	3608.00	4031.00	51.00
DD3	9462.00	9386.00	4817.11	277.60	J234	7857.10	3385.90	4097.60	154.00	JU1091	9103.00	8500.00	4568.00	73.00	JU1370	8605.00	8476.00	4819.00	155.00
DD31	9414.00	9839.00	4598.50	182.00	J238	7477.10	4213.90	4393.00	230.00	JU1092	8015.00	7002.00	4429.00	92.00	JU1373	8094.00	6994.00	4448.00	70.00
DD32	8648.51	6073.00	4832.72	713.00	J25	7166.80	3837.80	4216.50	125.00	JU1094	8624.00	6490.00	4341.00	63.00	JU1375	8126.00	6995.00	4452.00	60.00
DD34	9099.52	8353.66	5167.80	696.00	J27	7114.60	3874.00	4232.00	128.00	JU1095	8637.00	6490.00	4350.00	30.00	JU1376	9015.00	8790.00	4684.00	68.00
DD35	9149.43	8637.92	5126.89	694.00	J3	7142.80	3609.30	4106.30	35.00	JU1096	8585.00	6410.00	4355.00	66.00	JU1377	8088.41	6996.99	4448.00	65.00
DD38	9393.20	9687.00	4669.80	260.00	J30	7249.10	4033.80	4261.60	208.00	JU1097	8589.00	6435.00	4361.00	30.00	JU1379	8994.10	8547.10	4693.10	43.00
DD39	9301.00	9687.00	4670.00	220.00	J31	7147.50	4048.26	4288.50	134.00	JU1098	8615.00	6395.00	4340.00	48.00	JU138	7674.50	3590.00	4038.00	58.50
DD4	9191.00	9186.00	4865.30	247.00	J32	7319.00	4065.00	4297.10	263.00	JU110	7375.00	4041.00	4095.30	55.00	JU1380	8992.20	8549.30	4583.80	28.00
DD40	8587.74	5777.22	4760.74	611.00	J35	7566.76	3574.45	4113.80	52.60	JU1102	8550.00	6347.00	4344.00	48.00	JU1381	9031.50	8594.30	4666.30	51.00
DD5	9266.00	9123.00	4911.90	398.00	J36	7598.68	3527.87	4104.60	70.00	JU1103	8607.00	6340.00	4329.00	40.00	JU1382	9069.20	8641.10	4644.50	42.00
DD6	9135.00	8919.00	4996.00	389.00	J38	7802.00	3770.00	4168.70	88.00	JU1104	8600.00	6440.00	4356.00	51.00	JU1383	9084.20	8628.10	4645.40	35.00
DD8	8668.00	8910.00	4891.00	132.00	J39	7561.00	3358.80	4083.20	69.00	JU1105	7220.00	4221.00	4000.00	56.00	JU1384	8948.60	8356.20	4658.00	60.00
DP3	7559.00	3276.00	4021.00	15.00	J4	7182.77	3618.38	4112.90	73.00	JU1106	7199.00	4254.00	4005.00	56.00	JU1385	7237.00	5450.00	4312.00	58.00
DP5	7584.00	3337.00	4030.00	31.00	J40	7594.00	3645.00	4134.00	111.00	JU1107	7164.00	4248.00	4008.00	34.00	JU1386	7250.00	5400.00	4307.00	60.00
DU1	9402.00	9758.00	4596.00	169.00	J42	7522.00	3700.40	4143.10	49.00	JU111	7373.10	4042.10	4096.70	52.00	JU1387	8712.00	6876.00	4379.00	63.00
DU10	9294.00	9352.00	4597.50	191.20	J44	7455.00	3722.00	4140.30	76.00	JU1111	8650.00	8000.00	4683.00	60.00	JU1388	8641.00	6900.00	4392.00	30.00
DU11	9293.00	9362.00	4597.50	174.00	J45	7445.00	3668.00	4130.90	76.00	JU1112	8693.00	8011.00	4670.00	47.00	JU139	7656.00	3573.00	4039.00	50.00
DU14	9328.50	9459.00	4598.50	211.00	J48	7615.00	3395.00	4090.90	105.00	JU1113	8690.00	8018.00	4686.00	34.00	JU1390	8178.00	6827.00	4454.00	52.00
DU15	9327.00	9459.00	4598.50	180.00	J5	7170.60	3643.80	4130.20	56.00	JU1115	8191.00	6645.00	4460.00	50.00	JU1391	8178.00	6827.00	4454.00	75.00
DU16	9323.00	9459.00	4598.50	161.00	J50	7655.00	3635.00	4134.50	118.60	JU112	7601.80	3984.20	4094.90	91.00	JU1392	8184.00	6834.00	4453.00	35.00
DU17	9322.00	9459.00	4598.50	158.00	J52	7612.50	4026.00	4284.50	174.00	JU1120	9203.00	8912.00	4564.00	115.00	JU1393	8195.00	6834.00	4451.00	34.00
DU18	9408.00	9595.00	4597.20	139.00	J53	7636.70	4140.00	4357.00	236.00	JU1125	7373.00	4136.00	3946.00	60.00	JU1394	8226.00	6834.00	4454.00	30.00
DU19	9406.70	9595.00	4597.20	166.00	J54	7125.00	3648.00	4126.00	158.00	JU1126	7317.00	4142.00	3946.00	54.00	JU1395	8021.00	6357.00	4412.00	34.50
DU2	9401.20	9758.00	4596.00	162.00	J55	7217.00	3515.00	4064.00	150.60	JU1127	8645.00	6400.00	4368.00	40.00	JU1396	8077.00	6244.00	4409.00	33.00
DU20	9405.70	9595.00	4597.20	160.00	J56	7147.00	3530.00	4064.00	104.00	JU1128	8656.00	6445.00	4368.00	41.00	JU1397	8009.00	6386.00	4420.00	100.00
DU201	8605.86	6099.86	4142.31	503.00	J58	7217.00	3517.00	4064.00	292.00	JU113	7590.60	3984.80	4095.00	100.00	JU14	7444.00	4008.50	4047.80	71.00
DU202	7243.53	6066.79	4145.00	219.00	J6	7227.30	3640.70	4119.50	64.00	JU1132	8412.00	7050.00	4501.00	30.00	JU140	7450.00	4270.50	4087.50	141.00
DU203	7216.61	6103.26	4152.91	394.00	J61	7510.00	4025.00	4293.30	204.00	JU1133	8400.00	7100.00	4510.00	36.00	JU1403	8923.00	8250.00	4650.00	56.00
DU204	7256.82	6093.43	4153.48	369.00	J62	7510.00	4025.00	4293.30	203.00	JU1134	8382.00	7050.00	4501.00	30.00	JU1404	8840.00	8214.00	4668.00	18.00
DU205	7255.93	6093.72	4154.41	326.00	J63	7510.00	4025.00	4263.30	271.00	JU1136	8725.00	8050.00	4678.00	53.00	JU1405	8908.00	8208.00	4655.00	47.00
DU206	7247.48	6096.58	4155.23	365.00	J64	7642.40	4284.00	4421.90	317.00	JU1137	8745.00	8100.00	4701.00	40.00	JU1406	8938.00	8253.00	4654.00	40.00
DU207	7758.00	6115.00	4175.00	276.00	J65	7640.00	4283.00	4420.60	352.00	JU1138	8748.00	8104.00	4693.00	63.00	JU1407	8780.00	7448.00	4617.00	53.00
DU208	8312.81	6041.60	4175.54	394.00	J66	7640.00	4283.00	4420.60	267.00	JU1139	8773.00	8163.00	4708.00	41.00	JU1408	8796.00	7948.00	4621.00	48.00
DU209	8314.10	6091.79	4175.12	326.00	J67	7402.40	4305.00	4396.60	412.00	JU114	7603.80	3986.80	4096.00	101.00	JU1409	8849.00	8048.00	4634.00	49.50
DU21	9404.70	9595.00	4597.20	199.00	J68	7436.00	3927.40	4242.00	242.00	JU1141	8392.00	7025.00	4492.00	25.00	JU141	7409.00	4142.00	4088.00	186.00
DU210	8315.72	6093.03	4175.10	388.00	J69	7640.00	4283.00	4420.60	372.00	JU1144	7586.00	6996.00	4409.00	16.00	JU1410	8834.00	8059.00	4627.00	42.00
DU211	8333.90	6090.79	4174.54	356.00	J7	7210.30	3683.30	4144.30	57.00	JU1145	7587.00	6994.00	4409.00	60.00	JU1412	8686.00	7746.00	4585.00	48.00
DU212	8316.81	6093.08	4175.12	389.00	J70	7155.00	4309.00	4371.70	423.00	JU1146	7470.00	7232.00	4545.00	45.00	JU1413	8563.00	7514.00	4549.00	25.00
DU213	7739.00	6115.00	4166.00	334.00	J71	7155.00	4308.70	4371.70	395.00	JU1147	8032.00	6136.00	4173.00	304.00	JU142	7740.00	3850.00	4096.00	35.00
DU214	7739.00	6115.00	4165.00	200.00	J72	7624.00	4453.00	4493.00	472.00	JU1148	7450.00	7297.00	4561.00	30.00	JU1420	7570.00	5255.00	4303.00	20.00
DU215	8031.00	6134.00	4173.00	336.00	J74	7455.00	3722.00	4140.30	85.00	JU1149	7458.00	4270.00	4088.00	142.00	JU1421	7611.00	5256.00	4304.00	15.00
DU216	8039.00	6115.00	4165.00	389.00	J76	7306.00	3716.00	4156.00	102.00	JU115	7615.20	4066.30	4097.40	96.00	JU1422	8722.00	7558.00	4538.00	78.00
DU22	9402.50	9596.00	4597.20	185.00	J77	7295.00	3714.00	4148.00	93.00	JU1150	8033.00	6137.00	4172.00	347.00	JU1423	8551.00	6066.00	4259.00	13.00
DU23	9401.50	9595.00	4597.20	63.00	J79	7296.00	3803.00	4193.70	202.00	JU1152	8721.00	7501.00	4542.00	125.00	JU1424	8510.00	6000.00	4324.00	35.00
DU24	9400.50	9595.00	4597.20	194.00	J8	7347.40	3651.20	4130.50	50.00	JU1153	8719.00	7501.00	4542.00	99.00	JU1425	8490.00	6195.00	4335.00	36.00
DU25	9404.00	9613.00	4596.20	163.00	J80	7314.30	3896.70	4228.50	249.00	JU1155	8417.00	7140.00	4518.00	56.00	JU143	7740.00	3850.00	4096.00	36.00
DU26	9306.00	9412.50	4441.00	87.00	J81	7296.00	3803.00	4193.70	239.00	JU1156	8396.00	7140.00	4524.00	27.00	JU1435	8351.00	6230.00	4391.00	43.00
DU27	9302.60	9413.20	4441.00	82.00	J82	7453.00	3876.50	4228.00	211.00	JU1157	8374.00	7140.00	4525.00	24.00	JU1436	8498.00	6807.00	4481.00	215.00
DU3	9400.50	9758.00	4595.00	143.00	J83	7588.00	3927.70	4239.30	107.00	JU1158	8168.00	7052.00	4453.00	97.00	JU1437	8498.00	6807.00	4479.00	111.00
DU30	9420.73	9794.30	4514.71	78.50	J84	7783.70	3907.30	4269.70	211.00	JU116	7617.60	4066.40	4097.40	113.00	JU1438	8499.00	6808.00	4480.00	70.00
DU300	8742.00	6120.00	4168.00	181.00	J85	7785.00	3903.00	4270.20	196.00	JU1165	8055.00	6700.00	4461.00	101.00	JU144	7740.00	3850.00	4096.00	35.00
DU301	8741.50	6120.00	4171.00	215.00	J86	7980.00	3902.00	4326.60	331.00	JU1167	8054.00	6700.00	4461.00	106.00	JU1441	7597.00	7076.00	4374.00	107.00
DU302	8746.00	6120.00	4174.00	71.00	J87	7980.00	3902.00	4326.60	340.00	JU1169	8055.00	6700.00	4463.00	101.00	JU1442	8438.00	8303.00	4653.00	78.00
DU304	8642.50	6194.00	4176.00	83.00	J9	7371.40	3636.80	4125.00	47.20	JU117	7490.30	4420.20	4059.60	30.00	JU1443	8939.00	8302.00	4652.00	63.00
DU305	8640.50	6194.00	4171.00	43.00	J91	7959.00	4285.40	4473.20	334.20	JU1170	8604.00	7565.00	4543.00	94.00	JU1444	8832.00	8257.00	4693.00	40.00
DU307	8642.00	6194.00	4176.50	132.00	J92	7547.00	3249.00	4068.80	61.00	JU1171	8565.00	7500.00	4545.00	92.00	JU1445	8834.00	8255.00	4684.00	32.00
DU308	8661.00	6295.00	4177.00	120.00	J93	7520.00	3288.00	4069.40	44.00	JU1173	8300.00	5700.00	4353.00	21.00	JU1446	8815.00	8110.00	4652.00	80.00

DU309	8659.00	6295.00	4181.00	112.00	J9408	8163.00	5300.00	4649.00	513.00	JU1176	8151.00	6695.00	4450.00	50.00	JU1449	8655.50	7920.80	4549.50	40.00
DU310	8661.00	6295.00	4178.50	130.00	J9501	8340.00	5810.00	4750.00	460.00	JU118	7510.50	4406.80	4058.50	30.00	JU145	7635.00	3522.00	4050.00	53.00
DU313	8670.00	6419.00	4181.00	213.00	J97	7650.00	3528.00	4113.00	79.00	JU1181	8737.00	7600.00	4540.00	93.00	JU146	7635.00	3527.00	4050.00	28.00
DU314	8667.50	6419.00	4181.00	123.00	J98	7924.60	4581.80	4564.40	392.00	JU1183	8650.00	6850.00	4396.00	57.00	JU1468	8597.00	7250.00	4511.00	90.00
DU315	8698.00	6500.00	4181.00	247.00	J99	7703.00	3634.00	4152.00	134.00	JU1184	8733.00	7600.00	4540.00	95.00	JU1469	8612.00	7250.00	4512.00	100.00
DU316	8699.00	6500.00	4181.00	204.00	JM0701	8660.00	6127.00	4167.00	1667.00	JU1185	8640.00	6636.00	4386.00	50.00	JU147	7633.00	3539.00	4051.00	41.00
DU334	8749.00	6800.00	4185.00	168.00	JM0702	8660.00	6126.00	4169.00	483.00	JU1186	8645.00	6698.00	4375.00	53.00	JU1470	8658.00	7410.00	4532.00	70.00
DU336	8777.50	6945.00	4188.00	173.00	JM0703	8658.00	6124.00	4168.00	1749.00	JU1187	8643.00	6693.00	4382.00	47.00	JU1471	8540.00	7202.00	4530.00	109.00
DU337	8775.50	6945.00	4188.00	158.00	JM0704	8657.00	6124.00	4169.00	1529.00	JU1188	8650.00	6750.00	4381.00	51.00	JU1472	8232.00	6043.00	4394.00	13.00
DU338	8772.00	6945.00	4188.00	152.00	JM0705	8655.00	6108.00	4169.00	903.00	JU1189	8588.00	6713.00	4393.00	52.00	JU1473	8212.00	6044.00	4394.00	21.00
DU340	8642.00	6194.00	4177.50	140.00	JM0706	8654.00	6123.00	4168.00	1390.00	JU119	7610.70	4066.70	4098.50	96.50	JU1476	8056.00	6409.00	4412.00	30.00
DU341	8650.50	6245.00	4177.50	121.00	JM0707	8626.00	6194.00	4171.00	32.00	JU1190	8604.00	6718.00	4390.00	17.00	JU1477	8023.00	6515.00	4418.00	17.00
DU342	8650.50	6245.00	4178.50	93.00	JM0708	8626.00	6194.00	4171.00	49.00	JU1192	8645.00	7015.00	4405.00	66.00	JU1478	8040.00	6515.00	4418.00	15.00
DU344	8688.00	6450.00	4178.50	186.00	JM0709	8620.00	6194.00	4172.00	155.00	JU1193	8646.00	7016.00	4398.00	50.00	JU1479	8609.00	7553.00	4483.00	50.00
DU345	8699.00	6500.00	4178.00	201.00	JM0710	8642.00	6295.00	4174.00	48.00	JU1194	8728.00	7015.00	4370.00	44.00	JU148	7474.00	4696.00	4028.50	157.00
DU347	8709.50	6545.00	4181.00	163.00	JM0711	8693.00	6404.00	4302.00	375.00	JU120	7436.00	3851.00	4055.70	62.00	JU1480	8458.00	7305.00	4585.00	65.00
DU35	9443.01	9415.25	4441.75	70.00	JM0712	8693.00	6404.00	4303.00	399.00	JU1201	8720.00	7395.00	4448.00	90.00	JU1482	8592.00	7618.00	4578.00	65.00
DU356	8782.00	6997.00	4189.00	228.00	JM0713	8693.00	6404.00	4300.00	403.00	JU1202	7473.00	4180.00	4066.00	33.00	JU1483	8556.00	7411.00	4610.00	119.00
DU357	8781.00	6997.00	4189.00	137.00	JM0714	8693.00	6404.00	4298.00	433.00	JU1204	7150.00	5130.00	4229.00	21.00	JU1484	9047.00	8524.00	4649.00	40.00
DU360	8773.00	6961.00	4188.00	145.00	JM0715	8693.00	6404.00	4297.00	429.00	JU1205	8647.00	7603.00	4541.00	84.00	JU1485	8593.00	7383.00	4568.00	76.00
DU375	8782.00	6900.00	4187.50	133.00	JM0716	8349.00	7001.00	4456.00	884.00	JU1207	7223.00	5137.00	4226.00	21.00	JU1486	9063.00	8528.00	4646.00	22.00
DU38	9326.69	9199.58	4429.03	99.00	JM0717	8351.00	7002.00	4456.00	888.00	JU1209	8643.00	7603.00	4542.00	45.00	JU1487	8551.00	7300.00	4554.00	81.00
DU398	8862.40	7696.19	4189.25	148.00	JM0718	8212.00	6996.00	4442.00	898.00	JU121	7450.50	3864.40	4066.70	73.00	JU1488	9069.00	8847.00	4676.00	70.00
DU399	8863.15	7696.97	4188.78	154.00	JM0719	8563.00	7008.00	4494.00	50.00	JU1210	8675.00	7450.00	4537.00	123.00	JU1489	8519.00	7149.00	4525.00	116.00
DU4	9404.30	9785.00	4595.00	190.00	JM0801	8342.00	7000.00	4470.00	1165.50	JU1211	8951.00	8500.00	4673.00	100.00	JU149	7723.00	3677.00	4053.00	46.00
DU40	9315.00	9200.00	4429.00	60.00	JM0802	8342.00	7000.00	4470.00	1592.00	JU1212	8951.00	8500.00	4668.00	86.00	JU1490	9069.00	8847.00	4676.00	94.00
DU400	8861.75	7696.24	4189.64	229.00	JM0803	8345.00	7000.00	4470.00	1107.00	JU1213	8930.00	8500.00	4680.00	100.00	JU1491	8657.00	7553.00	4523.00	41.00
DU41	9314.00	9200.00	4427.00	122.00	JM0804	8048.00	7000.00	4445.00	996.00	JU1214	8947.00	8500.00	4680.00	75.00	JU1494	7423.00	6750.00	4382.00	20.00
DU418	9066.00	8408.00	4312.00	44.00	JM0805	7995.00	6480.00	4430.00	1303.00	JU1215	7408.00	4153.00	4017.00	93.00	JU1495	7405.00	6724.00	4378.00	14.00
DU419	9064.00	8407.00	4342.00	90.00	JM0806	7995.00	6480.00	4430.00	1257.00	JU1217	7305.00	4259.00	4009.00	33.00	JU1497	7431.00	6750.00	4382.00	30.00
DU423	9094.00	8510.00	4344.00	279.00	JM0807	7995.00	6480.00	4430.00	178.00	JU1218	8971.00	8600.00	4661.00	86.00	JU1498	9083.00	8800.00	4668.00	60.00
DU426	9028.00	8200.00	4338.00	94.00	JM0808	8595.00	6625.00	4332.00	1044.50	JU1219	8968.00	8600.00	4660.00	93.00	JU15	7447.00	4008.50	4050.00	65.00
DU431	9053.50	8299.00	4339.60	117.00	JM0809	8589.00	6539.00	4324.00	1018.00	JU122	7426.00	3846.00	4048.40	47.00	JU150	7748.00	3710.00	4060.30	33.00
DU432	9053.50	8299.00	4334.50	72.00	JM0810	8580.00	6415.00	4311.00	158.00	JU1220	8982.00	8600.00	4674.00	102.00	JU1501	8604.00	5937.00	4231.00	46.00
DU440	9226.50	9000.00	4350.00	143.00	JM0811	8574.00	6380.00	4305.00	885.00	JU1221	8953.00	8700.00	4664.00	163.00	JU1502	8597.00	5883.00	4223.00	60.00
DU45	9344.65	9305.76	4436.57	185.00	JM0812	8080.00	6230.00	4423.00	189.00	JU1222	8961.00	8700.00	4662.00	98.00	JU1503	8668.00	7697.00	4581.00	70.00
DU453	8888.00	7577.60	4296.00	170.00	JS0701	9095.00	9245.00	4812.00	74.00	JU1223	9005.00	8434.00	4669.00	110.00	JU1504	8606.00	7726.00	4614.00	40.00
DU457	8880.00	7600.00	4300.00	51.00	JS0702	9105.00	9245.00	4807.00	102.00	JU1224	9006.00	8435.00	4678.00	50.00	JU1507	9091.00	8947.00	4697.00	98.00
DU469	9140.00	8666.00	4346.00	308.00	JS0703	9195.00	9295.00	4807.00	69.00	JU1225	9030.00	8646.00	4660.00	22.00	JU1509	8681.00	7850.00	4617.00	20.00
DU470	9140.00	8666.00	4346.00	244.00	JS0704	8961.00	9052.00	4861.00	1035.00	JU1226	9057.00	8545.00	4652.00	26.00	JU1515	8797.00	7465.00	4434.00	27.00
DU471	9116.00	8581.00	4345.00	229.00	JS0705	8966.00	9046.00	4861.00	366.00	JU1227	9044.00	8525.00	4655.00	27.00	JU1516	8793.00	7444.00	4428.00	25.00
DU477	8767.50	6596.00	4238.00	190.00	JS0706	8895.00	8952.00	4872.00	328.00	JU1228	9058.00	8550.00	4630.00	32.00	JU1518	8585.00	7550.00	4557.00	50.00
DU478	8767.00	6596.00	4237.00	117.00	JS0707	8896.00	8950.00	4872.00	309.00	JU1229	9081.00	8583.00	4637.00	32.00	JU1519	8580.00	7497.00	4556.00	39.00
DU479	8767.50	6595.00	4237.00	119.00	JS0708	8897.00	8948.00	4872.00	559.00	JU1230	7556.00	7275.00	4465.00	110.00	JU152	7420.00	4154.00	4088.00	191.00
DU484	8797.00	6966.00	4264.00	166.00	JS0709	8897.00	8948.00	4872.00	389.00	JU1231	8679.00	7051.00	4398.00	45.00	JU1521	9040.00	8244.00	4567.00	24.00
DU487	8737.00	6479.00	4228.00	105.00	JS0710	8667.00	8710.00	4877.00	379.00	JU1232	8679.00	7051.00	4405.00	65.00	JU1522	8896.00	7489.00	4429.00	35.00
DU488	8737.00	6479.00	4229.00	111.00	JS0711	8667.00	8710.00	4877.00	737.00	JU1233	8694.00	7094.00	4396.00	20.00	JU1523	8875.00	7449.00	4412.00	30.00
DU489	8767.00	6477.00	4228.00	120.00	JS0712	8572.00	8642.00	4892.00	747.00	JU1234	8715.00	7152.00	4403.00	95.00	JU1529	8616.00	7450.00	4495.00	35.00
DU490	8737.00	6477.00	4229.00	156.00	JS0714	8578.00	8630.00	4892.00	774.00	JU1235	8715.00	7152.00	4396.00	40.00	JU153	7737.00	3692.00	4056.00	31.00
DU491	8744.00	6425.00	4228.00	141.00	JS0715	8510.00	8460.00	4932.00	297.00	JU1236	8670.00	7239.00	4427.00	25.00	JU1530	6995.00	5067.00	4325.00	38.00
DU498	8660.00	5692.00	4148.00	93.00	JS0716	8510.00	8460.00	4932.00	296.00	JU1237	8670.00	7239.00	4436.00	80.00	JU1531	6995.00	5071.00	4322.00	25.00
DU499	8639.80	5656.80	4147.00	102.00	JS0717	8369.00	8385.00	4880.00	257.00	JU1238	8696.00	7222.00	4420.00	48.00	JU1532	6995.00	5028.00	4309.00	28.00
DU5	9405.20	9758.00	4595.00	172.00	JS0718	8369.00	8385.00	4880.00	256.00	JU1239	8696.00	7222.00	4412.00	34.00	JU1533	6980.00	5206.00	4335.00	41.00
DU50	9410.68	9500.21	4442.57	104.00	JS0719	8369.00	8385.00	4880.00	257.00	JU124	7692.00	3955.00	4095.00	88.00	JU1535	6984.00	5115.00	4336.00	61.00
DU501	8665.20	5648.00	4146.40	104.00	JS0720	9426.00	8592.00	5080.00	838.00	JU1240	8773.00	7307.00	4412.00	53.00	JU1536	6980.00	5207.00	4351.00	50.00
DU502	9015.50	7118.00	4163.80	40.00	JS0721	9425.00	8592.00	5080.00	328.00	JU1241	7349.00	4180.00	3984.00	47.00	JU1538	7793.00	6502.00	4420.00	120.00
DU506	9017.20	7483.10	4198.60	71.00	JS0722	9427.00	8592.00	5080.00	428.00	JU1242	7413.00	4106.00	3964.00	62.00	JU154	7712.00	4127.00	4096.00	122.00
DU507	9017.20	7483.10	4214.60	51.00	JS0723	9424.00	8592.00	5080.00	378.00	JU1243	7208.00	4233.00	3980.00	15.00	JU1540	7859.00	6501.00	4419.00	66.00
DU508	8824.93	8845.00	4233.60	363.00	JS0724	9427.00	8592.00	5080.00	458.00	JU1244	7463.00	4163.00	4066.00	49.60	JU1541	8277.00	5558.00	4360.00	24.00
DU6	9298.00	9352.00	4597.50	174.00	JS0748	7670.00	3620.00	4153.00	103.00	JU1245	8972.00	8298.00	4582.00	98.00	JU1542	8282.00	5503.00	4360.00	32.00
DU61	9384.11	9713.62	4498.41	70.00	JS0749	7672.00	3475.00	4131.00	118.00	JU1246	8977.00	8100.00	4557.00	46.00	JU1543	8650.00	7606.00	4556.00	29.00
DU63	9405.50	9460.00	4443.00	81.00	JS0750	7632.00	3323.00	4103.00	409.00	JU1247	8822.00	7598.00	4404.00	129.00	JU1544	8624.00	7604.00	4558.00	30.00
DU67	9317.05	9384.05	4471.68	101.00	JS0752	8102.00	3674.00	4260.00	880.00	JU1248	8935.00	8450.00	4668.00	67.00	JU1545	8899.00	8111.00	4639.00	40.00
DU69	9306.83	9384.96	4476.42	58.00	JU1	7432.00	3855.00	4105.60	120.00	JU1249	9207.00	9000.00	4601.00	52.00	JU1546	8899.00	8150.00	4637.00	56.00
DU7	9346.50	9513.00	4597.50	235.00	JU10	7321.00	3923.00	4099.00	62.00	JU125	7618.00	4065.00	4095.00	154.00	JU1547	8460.00	7400.00	4563.00	53.00
DU8	9347.70	9513.00	4597.50	185.00	JU100	7234.00	4604.00	4028.50	150.00	JU1250	8626.00	7500.00	4402.00	118.00	JU1549	8407.00	7363.00	4571.00	52.00
DU9	9296.50	9362.00	4597.50	192.00	JU1000	7411.00	7097.00	4459.00	55.00	JU1252	8640.00	7703.00	4591.00	94.00	JU1551	8416.00	7399.00	4576.00	80.00
G9605	7755.00	6450.00	4928.00	672.00	JU1001	7395.00	7050.00	4460.00	55.00	JU1256	8630.00	7500.00	4402.00	92.00	JU1552	8446.00	7340.00	4555.00	51.00
J100	7965.40	4872.60	4623.50	502.00	JU1002	8769.00	6900.00	4309.00	95.00	JU1257	8054.00	6700.00	4461.00	102.00	JU1553	8663.00	6602.00	4317.00	42.00
J101	7842.20	4126.00	4396.40	298.00	JU1003	8757.00	6806.00	4298.00	78.00	JU1258	8537.00	6197.00	4325.00	47.00	JU1554	8637.00	6650.00	4339.00	28.00
J102	7802.00	3639.00	4214.70	218.00	JU1004	8757.00	6806.00	4297.00	97.00	JU1259	8537.00	6197.00	4333.00	51.00	JU1555	8694.00	6656.00	4314.00	21.00
J103	7998.50	5176.70	4668.50	424.00	JU1005	7645.00	6799.00	4462.00	84.00	JU126	7526.00	4526.00	4028.00	96.50	JU1556	8630.00	6400.00	4323.00	45.00
J104	7245.50	4758.70	4509.00	440.00	JU1006	8862.00	7390.00	4388.00	68.00	JU1260	9226.00	8803.00	4571.00	103.00	JU1557	9139.00	8839.00	4632.00	36.00
J105	7696.40	5177.00	4690.30	479.00	JU1008	8858.00	7390.00	4388.00	148.00	JU1261	8544.00	6138.00	4321.00	33.00	JU1558	9135.00	8839.00	4622.00	23.00
J107	7437.02	5180.64	4647.75	411.00	JU1009	7183.00	6616.00	4467.00	97.00	JU1262	8547.00	6246.00	4332.00	47.00	JU156	7450.00	4270.00	4097.00	99.00
J108	7110.37	4759.65	4472.71	386.00	JU101	7194.00	4592.00	4029.00	136.00	JU1264	9018.00	8200.00	4569.00	81.00	JU1560	9176.00	8874.00	4596.00	36.00
J109	7206.27	5177.68	4667.54	364.00	JU1011	8867.00	7390.00	4388.00	65.00	JU1265	8588.00	6298.00	4322.00	51.00	JU1562	8762.00	8010.00	4658.00	75.00
J111	7666.40	5172.65	4525.00	248.00	JU1013	7266.00	6640.00	4455.00	52.00	JU1266	8696.00	6556.00	4315.00	51.00	JU1563	8820.00	7949.00	4619.00	66.00
J112	7286.30	5526.26	4638.10	367.00	JU1016	8844.00	8140.00	4643.00	64.00	JU1267	8643.00	6553.00	4327.00	46.00	JU1564	8830.00	7955.00	4619.00	65.00
J114	7281.00	3497.00	4080.00	71.00	JU1017	8145.00	4550.00	4317.00	159.00	JU126A	7526.00	4525.00	4028.00	234.00	JU1565	8604.00	7299.00	4515.00	83.00
J115	7231.00	3563.00	4083.00	48.00	JU1018	7300.00	5598.00	4312.00	49.00	JU127	7561.50	4537.00	4027.00	101.00	JU1566	8335.00	6812.00	4458.00	30.00
J116	7292.61	5841.39	4691.42	381.00	JU102	7191.00	4592.00	4029.00	163.00	JU1270	8572.00	6545.00	4362.00	67.00	JU1568	8234.00	5803.00	4393.00	25.00
J117	7039.88	5671.29	4634.81	291.00	JU1021	7284.00	5550.00	4309.00	35.00	JU1271	8102.00	6098.00	4436.00	78.60	JU1570	7335.00	6550.00	4386.00	30.00
J118	6957.00	6023.00	4630.70	210.00	JU1022	7278.00	5550.00	4309.00	35.00	JU1272	8104.00	6098.00	4438.00	79.00	JU1572	8682.00	6618.00	4304.00	18.00
J119	6870.00	6070.00	4567.00	87.00	JU1023	7279.00	5499.00	4309.00	37.00	JU1274	8106.00	6097.00	4438.00	75.00	JU1573	8685.00	6588.00	4304.00	16.00
J120	7509.50	5820.27	4723.62	393.00	JU1026	8145.00	4550.00	4317.00	202.00	JU1275	8106.00	6098.00	4436.00	66.00	JU1574	8647.00	6612.00	4337.00	46.00
J122	8249.00	4269.00	4442.00	388.00	JU103	7400.00	3880.00	4076.00	44.00	JU1277	8637.00	7450.00	4394.00	76.00	JU1575	7723.00	4848.00	4272.00	42.00
J124	8265.00	5197.10	4659.00	349.00	JU1032	8768.00	7199.00	4367.50	88.00	JU1279	8764.00	7857.00	4609.00	70.00	JU1579	8263.00	5005.00	4323.00	20.00
J125	8265.00	5197.10	4659.00	364.00	JU1033	8820.00	8446.00	4737.00	105.00	JU128	7606.00	4154.00	4095.00	103.00	JU158	7532.00	4220.00	4087.00	91.00
J129	8163.00	4874.00	4597.60	474.00	JU1034	8764.47	7199.00	4369.56	121.00	JU1280	8833.00	7550.00	4394.00	79.00	JU1580	8029.00	4749.00	4313.00	50.00
J13	7278.60	3662.50	4136.30	58.00	JU1035	8785.00	8848.00	4737.00	62.00	JU1281	8833.00	7550.00	4397.00	70.00	JU1582	8480.00	6662.00	4414.00	17.00
J132	8305.10	5878.90	4773.00	420.00	JU1036	8718.00	7963.00	4648.00	30.00	JU1282	8937.00	8061.00	4559.00	72.00	JU1583	8457.00	6655.00	4409.00	10.00
J133	8164.60	4876.60	4591.80	500.00	JU1037	8872.50	8448.00	4732.00	102.00	JU1284	8615.00	7850.00	4552.00	69.00	JU1588	8579.00	6068.00	4265.00	70.00
J134	8166.20	4675.50	4560.00	290.00	JU1038	8687.00	7973.00	4659.00	40.00	JU129	7544.60	4207.00	4095.50	88.00	JU1589	8396.00	5218.00	4351.00	35.00
J135	8326.00	5511.00	4706.00	609.00	JU1039	8655.00	7981.00	4678.00	45.00	JU1298	8990.00	8150.00	4569.00	90.00	JU159	7712.00	4127.00	4095.40	120.00
J136	8305.00	5879.00	4773.00	541.00	JU1040	7915.00	4496.00	4162.00	66.00	JU13	7444.00	4008.50	4048.90	59.00	JU1591	8351.00	5215.00	4355.00	35.00
J137	8305.00	5878.90	4773.00	533.00	JU1041	8876.00	8848.00	4730.00	79.00	JU130	7512.00	4237.00	4095.50	83.00	JU1593	8753.00	7053.00	4336.00	52.00

HOLE	E	N	elev	length	HOLE	E	N	elev	length	HOLE	E	N	elev	length
JU1594	8752.00	7053.00	4337.00	57.00	JU1938	8884.00	8146.00	4632.00	50.00	JU2274	8225.00	5194.00	4350.00	25.00
JU1595	8765.00	7001.00	4332.00	28.00	JU1939	8870.00	8152.00	4642.00	41.00	JU2276	8570.00	6050.00	4260.00	24.00
JU1596	8768.00	6951.00	4330.00	40.00	JU194	7312.00	4088.00	4107.90	21.00	JU2282	8435.00	8311.00	4809.00	60.00
JU1597	8782.00	6944.00	4338.00	40.00	JU1940	8883.00	8248.00	4667.00	48.00	JU2283	8439.00	8313.00	4798.00	117.00
JU1599	8727.00	6753.00	4326.00	30.00	JU1941	8917.00	8302.00	4660.00	55.00	JU2289	8437.00	8316.00	4800.00	75.00
JU16	7441.00	4008.50	4040.90	45.00	JU1942	8912.00	8370.00	4668.00	63.00	JU229	7708.00	4331.50	4095.00	104.00
JU1601	8723.00	6700.00	4311.00	35.00	JU1943	8912.00	8370.00	4660.00	21.00	JU2290	8435.00	8316.00	4799.00	63.00
JU1602	8666.00	6343.00	4291.00	35.00	JU1944	8263.00	6999.00	4495.00	21.00	JU2291	8556.00	5648.00	4241.00	38.00
JU1603	8650.00	6282.00	4287.00	25.00	JU1945	8232.00	6995.00	4498.00	22.00	JU2292	8435.10	5072.20	4245.80	54.00
JU161	7490.10	3745.20	4101.90	47.00	JU1946	8228.00	6994.00	4504.00	43.00	JU2293	8606.00	6246.00	4287.00	47.00
JU1613	8832.00	8050.00	4626.00	30.00	JU1947	8215.00	7045.00	4515.00	46.00	JU2294	8263.00	6175.00	4421.00	35.00
JU1614	8817.00	8000.00	4618.00	25.00	JU1951	8878.00	8248.00	4659.00	16.00	JU2295	7717.00	5069.00	4311.00	96.00
JU1615	8810.00	8002.00	4620.00	55.00	JU1954	8039.00	4791.00	4316.00	43.00	JU2296	7752.00	5108.00	4315.00	105.00
JU1616	8773.00	7899.00	4605.00	45.00	JU1955	8054.00	4789.00	4316.00	16.00	JU2298	7752.00	5106.00	4315.00	95.00
JU1618	8751.00	7849.00	4600.00	50.00	JU1956	8093.00	4801.00	4344.00	25.00	JU2299	7757.00	5110.00	4314.00	121.00
JU1619	8691.00	7806.00	4590.00	45.00	JU1957	8037.00	5038.00	4369.00	40.00	JU23	7731.00	3704.00	4058.40	29.00
JU1620	8748.00	7801.00	4592.00	25.00	JU1958	8063.00	4990.00	4365.00	45.00	JU230	7249.00	4652.50	4099.00	42.00
JU1621	8732.00	7697.00	4577.00	55.00	JU196	7757.00	4279.00	4096.10	158.00	JU2300	7577.00	5154.00	4315.00	118.00
JU1623	8818.00	8001.00	4637.00	25.00	JU1964	7446.00	5750.00	4371.00	36.00	JU2303	8527.00	5649.00	4241.00	38.00
JU1624	8794.00	7954.00	4631.00	16.00	JU1965	7415.00	5814.00	4369.00	21.00	JU2304	8540.00	5796.00	4248.00	40.00
JU1625	8770.00	7900.00	4623.00	20.00	JU1967	7389.00	5855.00	4377.00	19.00	JU2305	8536.00	5866.00	4252.00	30.00
JU1626	8739.00	7851.00	4615.00	20.00	JU1968	7480.00	5770.00	4368.00	37.00	JU2306	8519.00	5752.00	4249.00	29.00
JU1627	8703.00	7805.00	4606.00	30.00	JU1969	7500.00	5800.00	4373.00	31.00	JU2307	8507.00	5500.00	4231.00	33.00
JU1629	8441.00	5141.00	4246.00	95.00	JU1970	7500.00	5800.00	4373.00	31.00	JU2308	8561.00	5565.00	4209.00	37.00
JU1631	8236.00	4750.00	4289.00	20.00	JU1971	8105.00	4760.00	4338.00	42.00	JU2309	8571.00	5594.00	4205.00	35.00
JU1636	7293.00	5862.00	4333.00	40.00	JU1972	8070.00	4721.00	4313.00	19.00	JU231	7249.00	4652.50	4091.00	45.00
JU1637	7289.00	5772.00	4324.00	40.00	JU1973	7086.00	5283.00	4278.00	27.00	JU2311	8572.00	6157.00	4281.00	50.00
JU1638	7255.00	6141.00	4347.00	20.00	JU1974	7076.00	5305.00	4277.00	25.00	JU2312	7539.00	5872.00	4368.00	28.00
JU1639	7261.00	5807.00	4334.00	95.00	JU1975	7104.00	5301.00	4276.00	28.00	JU232	7321.00	4675.00	4099.00	79.00
JU1640	7357.00	5301.00	4311.00	30.00	JU1976	7076.00	5347.00	4277.00	31.00	JU2320	8883.00	7545.00	4407.00	22.00
JU1641	7315.00	5350.00	4293.00	23.00	JU1979	7103.00	5400.00	4271.00	28.00	JU2321	8526.00	5548.00	4236.00	47.00
JU1643	7348.00	5612.00	4333.00	20.00	JU198	7866.00	4239.00	4096.70	130.00	JU2323	8610.00	6647.00	4339.00	22.00
JU1644	8363.00	5221.00	4357.00	27.00	JU1982	7525.00	5830.00	4372.00	16.00	JU2324	8627.00	6596.00	4325.00	36.00
JU1645	8333.00	5203.00	4352.00	27.00	JU1983	8185.00	7102.00	4478.00	74.00	JU2325	8588.00	6665.00	4346.00	33.00
JU1647	8209.00	7199.00	4496.00	120.00	JU1984	8194.00	7148.00	4486.00	73.00	JU2327	8680.00	6495.00	4305.00	35.00
JU1648	8208.00	7199.00	4495.00	142.00	JU1985	8209.00	7196.00	4498.00	70.00	JU2328	8608.00	6730.00	4377.00	60.00
JU165	7542.70	3787.30	4136.90	35.00	JU199	7907.00	4225.00	4095.70	126.00	JU2329	8556.00	6722.00	4390.00	60.00
JU1650	8524.00	7394.00	4557.00	30.00	JU1990	7568.00	6989.00	4408.00	40.00	JU233	7322.00	4675.00	4091.00	41.00
JU1653	8462.00	7300.00	4545.00	22.00	JU1991	8743.00	6953.00	4341.00	45.00	JU2330	8564.00	6641.00	4378.00	40.00
JU1654	8419.00	7301.00	4561.00	16.00	JU1993	8724.00	7092.00	4386.00	40.00	JU2331	8496.00	8288.00	4790.00	79.00
JU1657	8968.00	8364.00	4658.00	40.00	JU1994	8727.00	7050.00	4370.00	33.00	JU2333	8251.00	6153.00	4420.00	26.00
JU1658	8796.00	7500.00	4455.00	20.00	JU1995	8745.00	6850.00	4311.00	26.00	JU2334	8249.00	6202.00	4414.00	55.00
JU1660	8620.00	7550.00	4540.00	60.00	JU1997	9216.00	8803.00	4554.00	40.00	JU2335	8280.00	6143.00	4419.00	25.00
JU1665	8177.00	6244.00	4414.00	39.00	JU1998	9230.00	8803.00	4560.00	46.00	JU2336	8288.00	6218.00	4408.00	30.00
JU1668	8568.00	6900.00	4379.00	20.00	JU2	7418.00	3860.00	4099.70	114.00	JU2337	7220.00	5973.00	4316.00	151.00
JU167	7520.90	3799.60	4121.70	37.00	JU20	7705.00	3705.20	4063.60	52.00	JU234	7351.00	4687.50	4098.00	95.00
JU1670	8558.00	6853.00	4373.00	11.00	JU2000	9160.00	8700.00	4553.00	33.00	JU2342	7772.00	5113.00	4313.00	129.00
JU1671	8537.00	6852.00	4373.00	15.00	JU2001	7553.50	6986.00	4409.00	94.00	JU2344	8517.00	7369.00	4568.00	50.00
JU1672	8550.00	6798.00	4363.00	15.00	JU2003	7538.00	6985.00	4406.00	90.00	JU2345	8537.00	7372.00	4553.00	30.00
JU1675	9136.00	8853.00	4642.00	16.00	JU2004	7538.00	6981.00	4404.00	36.00	JU2346	7707.00	5000.00	4301.00	106.00
JU1676	9126.00	8853.00	4639.00	25.00	JU2005	7522.00	6988.00	4407.00	90.00	JU2348	8562.00	7350.00	4524.00	38.00
JU168	7506.61	3823.30	4128.15	30.00	JU2006	7523.00	6990.00	4403.00	30.00	JU2349	8540.00	7303.00	4513.00	35.00
JU1681	8949.00	8150.00	4643.00	10.00	JU2008	7569.00	7002.00	4408.00	60.00	JU2350	8424.00	7297.00	4549.00	33.00
JU1682	8721.00	7805.00	4592.00	28.00	JU2009	7925.00	5114.00	4364.00	27.00	JU2351	8667.00	6938.00	4385.00	50.00
JU1683	7475.00	6809.00	4395.00	37.00	JU201	7782.00	3625.00	4111.00	48.50	JU2352	8744.00	6902.00	4365.00	40.00
JU1684	7471.00	6820.00	4394.00	20.00	JU2010	7903.00	5114.00	4364.00	32.00	JU236	7704.50	4335.00	4095.00	86.00
JU1685	8797.00	7849.00	4545.00	40.00	JU2011	9179.00	8699.00	4559.00	69.00	JU2367	8177.00	7150.00	4497.00	25.00
JU1686	8695.00	7695.00	4577.00	30.00	JU2012	9123.00	8596.00	4558.00	55.00	JU237	7411.00	4711.50	4098.50	59.50
JU1688	7476.00	6808.00	4396.00	21.00	JU2016	9126.00	9005.00	4678.00	46.00	JU2372	8139.00	7100.00	4485.00	43.00
JU1689	7473.00	6805.00	4396.00	26.00	JU2017	9126.00	9005.00	4678.00	65.00	JU2373	8139.00	7100.00	4485.00	16.00
JU169	7773.00	4104.00	4095.50	71.00	JU202	7558.00	4381.00	4045.00	150.00	JU2377	9102.00	9012.00	4697.00	55.00
JU1690	7472.00	6808.00	4396.00	33.00	JU2020	9129.00	8959.00	4664.00	70.00	JU2379	8183.20	6956.90	4456.30	26.00
JU1691	7471.00	6840.00	4393.00	26.00	JU2021	7920.00	5054.00	4357.00	28.00	JU2380	8947.60	8500.50	4681.20	61.00
JU1692	8767.00	7792.00	4559.00	25.00	JU2022	7965.00	5083.00	4357.00	27.00	JU2381	8935.00	8552.90	4680.70	59.00
JU1694	8777.00	7050.00	4349.00	35.00	JU2023	7952.00	5048.00	4352.00	29.00	JU2386	8684.00	7190.00	4424.00	42.00
JU1695	8784.00	6999.00	4345.00	25.00	JU2029	8578.00	5844.00	4205.00	41.00	JU2387	8684.00	7190.00	4424.00	58.00
JU1696	8744.00	6857.00	4340.00	35.00	JU2030	8556.00	5954.00	4263.00	41.00	JU2388	8701.00	7176.00	4420.00	50.00
JU1698	8538.00	5901.00	4256.00	43.00	JU2033	8865.00	8501.00	4748.00	57.00	JU239	7594.50	3990.50	4095.00	121.00
JU1699	8165.00	6807.00	4435.00	25.00	JU2034	8883.00	8547.00	4747.30	60.00	JU2391	8818.00	7028.00	4491.00	30.00
JU17	7451.00	4011.00	4048.50	60.00	JU2035	8869.00	8557.00	4755.00	59.00	JU2395	8732.00	7696.00	4542.00	20.00
JU1706	7318.00	6348.00	4356.00	25.00	JU2036	8845.00	8554.00	4760.40	60.00	JU2396	9096.00	8452.00	4555.00	59.00
JU1707	7290.00	6300.00	4354.00	25.00	JU2037	8875.00	8400.00	4738.00	49.00	JU24	7731.00	3701.50	4066.70	25.00
JU1708	7255.00	6258.00	4353.00	20.00	JU2038	8854.00	8350.00	4736.00	53.00	JU240	7227.50	4513.00	4083.00	40.00
JU171	7822.00	4082.00	4095.10	115.00	JU2039	8822.00	8508.00	4784.00	40.00	JU2404	8948.00	8896.00	4702.00	163.00

JU1710	7316.00	5194.00	4302.00	25.00	JU204	7523.00	4401.00	4057.00	65.00	JU2405	8947.00	8896.00	4702.00	152.00
JU1713	7290.00	5700.00	4314.00	30.00	JU2041	8151.00	7100.00	4510.00	31.00	JU2406	8951.00	8897.00	4701.00	117.00
JU1714	7551.00	5427.00	4351.00	26.00	JU2042	8145.00	7100.00	4507.00	31.00	JU2407	8950.00	8897.00	4702.00	150.00
JU1716	7450.00	5235.00	4298.00	25.00	JU2043	8946.00	8699.00	4679.00	95.00	JU2409	7561.00	6108.00	4391.00	65.00
JU1717	7430.00	5300.00	4331.00	36.00	JU2044	8907.00	8042.00	4630.00	31.00	JU241	7219.00	4568.00	4088.00	35.00
JU1718	7346.00	5239.00	4306.00	25.00	JU2046	8960.00	8700.00	4683.00	73.00	JU2411	8697.30	7254.60	4441.00	53.00
JU1719	7321.00	5299.00	4314.00	30.00	JU2047	8947.00	8697.00	4681.00	218.00	JU2412	9220.00	8911.70	4571.00	55.00
JU172	7863.00	4066.00	4096.10	114.00	JU2048	9012.00	8272.00	4569.60	54.00	JU242	7441.00	4713.00	4099.00	70.00
JU1720	7296.00	5232.00	4307.00	25.00	JU2049	8992.00	8287.00	4574.00	56.00	JU2421	8186.70	6175.00	4410.50	35.00
JU1722	6944.00	5172.00	4370.00	55.00	JU2054	8436.00	5101.00	4248.00	54.00	JU2427	8885.00	8546.00	4745.00	84.00
JU1723	6967.00	5150.00	4367.00	26.00	JU2055	8460.00	5156.00	4236.00	57.00	JU2428	8864.10	8497.70	4748.40	29.00
JU1726	6978.00	5049.00	4329.00	30.00	JU2057	8555.00	5652.00	4236.00	35.00	JU243	7441.00	4713.00	4091.50	43.00
JU1728	7420.00	5600.00	4348.00	45.00	JU2058	8529.00	5650.00	4236.00	31.00	JU2431	8788.00	8507.00	4795.00	40.00
JU173	7536.00	4715.00	4026.00	110.00	JU2061	8506.00	5494.00	4236.00	37.00	JU2434	8909.50	8601.90	4795.60	80.00
JU1731	7352.00	5244.00	4293.00	20.00	JU2073	8315.00	5241.00	4376.00	40.00	JU2441	7560.50	6107.10	4390.80	60.00
JU1733	7247.00	6077.00	4330.00	25.00	JU2074	8303.00	5282.00	4381.00	19.00	JU2442	8890.90	8487.70	4738.40	62.00
JU1734	8300.00	6918.00	4469.00	25.00	JU2076	8368.00	5300.00	4364.00	39.00	JU2444	8816.40	8405.40	4766.50	41.00
JU1735	8383.00	6990.00	4458.00	36.00	JU2078	8337.00	6543.00	4419.00	23.00	JU2446	8869.10	8390.70	4722.80	59.00
JU1738	8603.00	7641.00	4571.00	45.00	JU2079	8354.00	6450.00	4408.00	30.00	JU2447	7976.10	4710.60	4268.00	90.00
JU174	7602.00	4730.00	4026.00	120.00	JU208	7874.00	4236.00	4096.20	162.00	JU2448	7975.00	4711.10	4269.00	114.00
JU1740	9035.00	8600.00	4694.00	25.00	JU2080	8379.00	6455.00	4403.00	17.00	JU2449	7973.50	4712.30	4269.00	134.00
JU1741	8969.00	8489.00	4696.00	25.00	JU2083	8223.00	7477.00	4544.00	97.00	JU245	7469.00	4712.50	4098.00	81.00
JU1743	8585.00	7603.00	4569.00	45.00	JU2084	8222.00	7478.00	4542.00	65.00	JU2451	8064.90	4988.00	4364.30	140.00
JU1744	8585.00	7603.00	4569.00	25.00	JU2086	8228.00	7410.00	4539.00	34.00	JU2452	8071.00	4990.00	4365.00	56.00
JU1745	8598.30	6958.30	4396.50	35.00	JU2089	8222.00	7411.00	4546.00	52.00	JU2453	8742.30	7184.40	4395.10	69.00
JU1746	8633.70	6902.30	4392.00	44.00	JU2090	8222.00	7322.00	4530.00	32.00	JU2454	8792.60	7326.70	4417.60	41.00
JU1747	8600.00	6852.90	4392.40	42.00	JU21	7701.10	3705.20	4057.10	29.00	JU2455	8875.80	7331.00	4397.10	41.00
JU1748	8527.30	6752.80	4407.90	36.00	JU2102	8268.00	5169.00	4348.00	44.00	JU2456	8880.60	7360.30	4402.70	43.00
JU1749	8505.60	6749.33	4411.28	25.00	JU2103	8225.00	5147.00	4345.00	35.00	JU2458	8537.00	7815.00	4671.00	29.00
JU175	7637.00	4744.00	4028.00	185.00	JU2105	8467.00	5306.00	4242.00	129.00	JU2459	8524.00	7845.00	4678.00	56.00
JU1750	8340.00	6520.00	4418.00	41.00	JU2106	8482.00	5283.00	4239.00	61.00	JU246	7166.00	4806.50	4101.70	160.00
JU1759	8738.00	6799.00	4360.00	15.00	JU2107	8472.00	5306.00	4245.00	64.00	JU2461	7525.70	5782.90	4373.60	44.00
JU1762	8718.00	6760.00	4355.00	10.00	JU2108	8370.00	5077.00	4269.00	86.00	JU2462	7517.10	5730.60	4377.50	41.00
JU1769	7225.00	5410.00	4289.00	30.00	JU211	7562.00	4541.00	4027.00	56.00	JU2465	7707.60	4881.80	4305.90	33.00
JU177	7307.10	3961.20	4070.00	29.00	JU2110	8449.00	5206.00	4245.00	53.00	JU2466	7838.70	4951.00	4309.70	37.00
JU1770	7113.00	5486.00	4271.00	15.00	JU2111	8225.00	7322.00	4531.00	35.00	JU2467	7695.90	4847.20	4299.80	20.00
JU1771	7125.00	5498.00	4271.00	15.00	JU2112	8226.00	7322.00	4531.00	30.00	JU247	7138.00	4807.00	4101.70	93.00
JU1772	7138.00	5563.00	4285.00	25.00	JU2114	8358.00	7054.00	4492.00	20.00	JU2470	7711.38	4470.52	4275.47	41.00
JU1778	8143.00	6454.00	4444.00	95.00	JU2115	8330.00	7053.00	4490.00	24.00	JU2471	8719.00	6501.60	4286.70	35.00
JU178	7307.00	3961.00	4077.90	20.00	JU2119	8258.00	6495.00	4436.00	18.00	JU2472	8671.90	6753.30	4336.70	31.00
JU1781	8025.00	6297.00	4411.00	26.00	JU212	7527.00	4524.00	4028.60	70.00	JU2473	8642.50	6705.40	4342.50	51.00
JU1782	8052.00	6300.00	4409.00	20.00	JU2125	8981.00	8149.00	4594.00	29.00	JU2474	8636.70	6748.30	4342.40	32.00
JU1787	8426.00	5167.00	4313.00	20.00	JU2128	7528.00	5846.00	4374.00	23.00	JU2476	8536.80	5797.10	4247.40	58.00
JU1788	8182.00	4960.00	4328.00	79.00	JU2130	8316.00	6790.00	4457.00	20.00	JU2478	8535.30	5454.50	4213.50	35.00
JU1793	8277.00	4864.00	4328.00	30.00	JU2131	8046.00	6889.00	4472.00	31.00	JU248	7111.00	4807.00	4102.20	155.00
JU1794	7936.00	5077.00	4355.00	43.00	JU2132	8043.00	6877.00	4471.00	15.00	JU2480	8560.50	5553.30	4208.70	40.00
JU1797	8028.00	4952.00	4337.00	35.00	JU2133	8045.00	6877.00	4474.00	25.00	JU2481	8573.50	5549.20	4209.60	38.00
JU1798	8077.00	4937.00	4363.00	30.00	JU2135	7971.00	6793.00	4432.00	26.00	JU2482	8600.20	5649.30	4213.00	51.00
JU1799	8098.00	4939.00	4369.00	30.00	JU2136	7974.00	6743.00	4431.00	24.00	JU2483	8572.20	5591.20	4222.60	22.00
JU18	7442.00	4004.00	4046.80	55.00	JU2138	8088.00	6804.00	4466.00	35.00	JU2484	8545.50	5703.90	4240.90	75.00
JU180	7443.00	4506.00	4078.00	24.00	JU2141	8447.00	5206.00	4245.00	90.00	JU2485	8622.90	5907.80	4205.40	20.00
JU1802	9090.00	8750.00	4689.00	17.00	JU2142	8469.00	5306.00	4244.00	90.00	JU2486	8614.10	5863.30	4209.40	31.00
JU1803	9095.00	8846.00	4683.00	30.00	JU2143	8479.00	5348.00	4240.00	42.00	JU2487	8607.60	5799.00	4205.40	17.00
JU1804	9099.00	8947.00	4703.00	30.00	JU2144	8552.00	5505.00	4209.00	45.00	JU2488	8509.60	5802.40	4264.90	25.00
JU1805	8000.00	4748.00	4276.50	75.00	JU215	7155.00	4344.00	4094.00	65.00	JU249	7500.00	4712.50	4099.30	62.00
JU1806	7909.00	4880.00	4290.00	30.00	JU2152	8308.00	6844.00	4470.00	28.00	JU2495	8089.60	6799.10	4467.40	42.00
JU1807	8758.00	7748.00	4560.00	40.00	JU2156	8037.00	6849.00	4448.00	30.00	JU2496	8097.00	6872.60	4479.60	48.00
JU1810	6931.00	4992.00	4316.00	80.00	JU2157	8154.00	6007.00	4407.00	28.00	JU25	7737.00	3674.50	4057.90	43.00
JU1811	6914.00	5167.00	4359.00	70.00	JU2159	8269.00	5167.00	4348.00	50.00	JU250	7531.00	4712.60	4098.30	76.00
JU1812	6913.00	5167.00	4359.00	65.00	JU216	7148.00	4378.00	4047.00	39.50	JU2501	8715.30	5745.30	4206.10	71.00
JU1817	6931.00	5239.00	4380.00	139.00	JU2163	8094.00	6823.00	4471.00	42.00	JU2502	8713.20	5745.60	4205.60	60.00
JU182	7450.00	4141.00	4064.00	64.00	JU2166	8165.00	6427.00	4444.00	90.00	JU2503	8710.90	5745.50	4205.60	74.00
JU1821	7134.00	5449.00	4269.00	35.00	JU2167	8165.00	6427.00	4445.00	94.00	JU2504	8212.30	5025.40	4318.90	20.00
JU1826	7604.00	5562.00	4346.00	48.00	JU2169	9191.00	9147.00	4627.00	70.00	JU2505	8205.50	4998.40	4320.30	20.00
JU1827	7644.00	5561.00	4341.00	40.00	JU217	7149.00	4375.00	4054.00	31.00	JU2508	9070.00	8648.00	4659.00	28.00
JU1829	6960.00	5209.00	4348.00	15.00	JU2170	9192.00	9148.00	4628.00	97.00	JU2509	9063.00	8655.00	4650.00	50.00
JU1831	8934.00	8117.00	4634.00	32.00	JU2173	8183.00	4797.00	4322.00	26.00	JU251	7602.00	4716.00	4098.40	112.00
JU1832	8960.00	8197.00	4642.00	57.00	JU2179	8109.00	4876.00	4358.00	65.00	JU2511	8144.00	4591.00	4316.00	104.00
JU1833	8942.00	8195.00	4649.00	55.00	JU2180	8112.00	4874.00	4359.00	32.00	JU2512	8142.70	4591.40	4316.10	87.00
JU1836	8548.00	7600.00	4621.00	52.00	JU2182	8246.00	5101.00	4344.00	38.00	JU2515	8254.60	4700.30	4281.00	32.00
JU1838	8616.00	7647.00	4622.00	36.00	JU2187	9006.00	8488.00	4692.00	65.00	JU2517	8279.50	4709.80	4279.90	54.00
JU1839	8548.00	7448.00	4544.00	32.00	JU2188	9043.00	8485.00	4651.00	68.00	JU2519	7481.80	5649.00	4360.70	33.00
JU184	7656.00	4301.00	4095.00	140.00	JU2189	9033.00	8446.00	4663.00	68.00	JU252	7626.00	4801.30	4101.40	163.00
JU1840	8563.00	7495.00	4542.00	26.00	JU219	7262.00	3918.00	4109.00	70.00	JU2520	8243.00	4955.00	4319.00	30.00
JU1842	8072.00	6066.00	4400.00	32.00	JU2192	9152.00	9178.00	4654.00	61.00	JU2522	8280.00	4745.50	4279.40	25.00

JU1843	8043.00	6887.00	4470.00	77.00	JU2193	9150.00	9179.00	4655.00	78.00	JU2532	8139.50	5000.70	4374.50	58.00
JU1844	8043.00	6887.00	4471.00	82.00	JU2194	9149.00	9178.00	4655.00	136.00	JU2533	8137.90	5001.20	4374.60	63.00
JU1847	8077.00	4812.00	4358.00	42.00	JU2195	9149.00	9179.00	4648.00	21.00	JU2534	8139.80	5000.50	4374.80	68.00
JU1848	8082.00	4770.00	4343.00	32.00	JU2196	9154.00	9183.00	4652.00	142.00	JU2536	8138.20	5002.80	4373.50	81.00
JU1849	8115.00	4830.00	4359.00	35.00	JU2198	9176.00	9166.00	4636.00	30.00	JU2537	8572.00	5467.00	4214.00	100.00
JU185	7655.00	4302.00	4095.00	136.00	JU2199	9193.00	9155.00	4627.00	119.00	JU2538	8573.00	5467.00	4214.00	134.00
JU1851	8615.00	6149.00	4175.00	95.00	JU22	7707.20	3705.00	4064.90	50.00	JU254	7398.00	4163.00	4016.00	115.00
JU1852	8635.00	6256.00	4183.00	90.00	JU220	7148.00	4430.00	4063.00	25.00	JU2544	7970.70	4817.30	4285.40	74.00
JU1854	8635.00	6256.00	4180.00	74.00	JU2200	9223.00	9106.00	4596.00	55.00	JU2547	8214.00	4665.00	4309.00	65.00
JU1855	7154.00	6109.00	4154.00	72.00	JU2201	8113.00	4840.00	4355.00	35.00	JU255	7405.00	4163.00	4016.00	143.00
JU1857	7130.00	6110.00	4154.00	115.00	JU2202	8587.00	7452.00	4481.00	100.00	JU2554	9001.00	8666.00	4678.00	83.00
JU1858	9288.00	9099.00	4564.00	74.00	JU2203	8586.00	7401.00	4469.00	88.00	JU255A	7408.00	4163.00	4016.00	24.00
JU186	7627.00	4328.00	4096.00	132.00	JU2204	8677.00	7279.00	4423.00	30.00	JU256	7412.00	4113.00	4016.00	140.00
JU1860	9288.00	9099.00	4566.00	65.00	JU2205	8628.00	7271.00	4426.00	50.00	JU2561	8572.10	6901.70	4369.20	35.00
JU1861	9258.00	9000.00	4565.00	52.00	JU2206	8650.00	7275.00	4425.00	27.00	JU2562	8591.40	7007.10	4382.60	33.00
JU1862	9320.00	9194.00	4564.00	83.00	JU2207	8583.00	7352.00	4459.00	38.00	JU2564	8648.20	6295.30	4281.90	50.00
JU1864	9318.00	9196.00	4565.00	74.00	JU2208	8248.00	6054.00	4410.00	25.00	JU2565	8622.30	6302.90	4280.80	26.00
JU1865	9274.00	9051.00	4563.00	61.00	JU2209	8270.00	6074.00	4412.00	25.00	JU257	7413.00	4163.00	4024.00	160.00
JU1866	9271.00	9051.00	4564.00	60.00	JU221	7150.00	4428.00	4070.00	67.00	JU2570	8559.80	7406.20	4503.00	50.00
JU187	7593.00	4356.00	4095.00	120.00	JU2210	8261.00	6001.00	4403.00	25.00	JU2571	7409.00	6107.00	4399.00	34.00
JU1870	7640.00	4957.00	4251.00	60.00	JU2212	8402.00	8324.00	4815.00	60.00	JU2578	7003.80	4426.40	4140.00	100.00
JU1876	8091.00	4925.00	4376.00	30.00	JU222	7256.00	4800.50	4100.00	70.00	JU258	7407.00	4163.00	4025.00	190.00
JU1879	8581.00	7104.00	4414.00	37.00	JU2221	8306.00	6649.00	4434.00	16.00	JU2582	8267.00	4645.00	4311.00	97.00
JU188	7563.00	4382.00	4096.00	154.00	JU2222	8309.00	6719.00	4435.00	20.00	JU2584	8857.00	7260.00	4382.00	41.00
JU1881	8595.00	7145.00	4426.00	32.00	JU2223	8303.00	6418.00	4420.00	22.00	JU2585	8867.00	7356.00	4412.00	30.00
JU1882	8595.00	7146.00	4419.00	20.00	JU2227	8332.00	6605.00	4418.00	30.00	JU2586	8875.00	7308.00	4395.00	35.00
JU1883	8041.00	4871.00	4350.00	27.00	JU223	7130.00	4528.00	4094.00	66.00	JU2589	7389.00	5417.00	4322.00	37.00
JU1884	8601.00	7181.00	4426.00	38.00	JU2234	7633.00	5359.00	4301.00	15.00	JU2590	7238.00	5454.00	4327.00	26.00
JU1885	8606.00	7182.00	4435.00	33.00	JU2237	7645.00	5300.00	4298.00	20.00	JU2591	8559.20	7406.20	4517.56	31.00
JU1888	8120.00	4842.00	4360.00	16.00	JU224	7131.00	4610.00	4099.60	60.00	JU2592	8542.00	7400.00	4505.00	20.00
JU189	7696.00	4306.00	4095.50	130.00	JU2240	9116.00	9045.00	4682.00	48.00	JU2593	8522.00	5800.00	4250.00	30.00
JU1895	8074.00	4742.00	4324.00	45.00	JU2241	8309.00	6008.00	4406.00	33.00	JU2594	7273.00	5394.00	4321.00	30.00
JU1897	8146.00	4758.00	4329.00	37.00	JU2245	9137.00	9105.00	4677.00	50.00	JU2598	8684.90	7356.30	4446.90	50.00
JU1898	8159.00	4811.00	4334.00	43.00	JU2246	9134.00	9105.00	4677.00	42.00	JU2600	8677.80	7609.70	4565.60	42.00
JU19	7706.40	3705.20	4064.40	61.00	JU2247	9134.00	9105.00	4684.00	46.00	JU2601	8533.30	6844.60	4420.00	74.00
JU190	7701.00	4307.00	4095.50	152.00	JU2248	9140.00	9105.00	4684.00	35.00	JU2603	8260.00	4772.00	4291.00	20.00
JU1902	8361.00	5252.00	4358.00	37.00	JU2249	9119.00	9049.00	4691.00	40.00	JU2604	8283.40	4709.90	4279.90	48.00
JU1903	8345.00	5301.00	4368.00	32.00	JU225	7131.00	4610.00	4091.50	41.00	JU2605	8298.30	4818.90	4311.20	20.00
JU1904	8345.00	5350.00	4364.00	20.00	JU2251	9109.00	8542.00	4560.00	53.00	JU2606	8652.40	7228.00	4428.80	25.00
JU1909	8431.00	6710.00	4405.00	22.00	JU2252	9108.00	8542.00	4557.00	83.00	JU2609	7737.50	5160.20	4245.80	135.00
JU191	7312.00	4089.00	4099.60	70.00	JU2253	9103.00	8489.00	4559.00	48.00	JU2613	8667.90	5893.10	4207.10	40.00
JU192	7324.00	4093.00	4099.30	68.50	JU2254	9145.00	8633.00	4560.00	54.00	JU2614	8481.50	5904.00	4308.30	50.00
JU1923	8194.00	7149.00	4487.00	81.00	JU2255	9096.00	8447.00	4564.00	46.00	JU2619	8515.00	7493.00	4593.00	100.00
JU1925	8690.00	8305.00	4672.00	55.00	JU2259	8638.00	6258.00	4281.00	40.00	JU262	7265.00	4870.00	4101.00	167.00
JU1926	8660.00	8305.00	4684.00	74.00	JU226	7226.00	4804.00	4101.00	79.50	JU2629	7260.50	4545.00	4080.10	51.00
JU1927	8663.00	8351.00	4689.00	46.00	JU2260	8569.00	6141.00	4264.00	44.00	JU263	7312.00	4882.00	4102.00	135.00
JU1928	8884.00	8335.00	4679.00	49.00	JU2261	9079.00	8819.00	4666.00	47.00	JU2630	7439.20	5415.90	4343.80	26.00
JU193	7324.00	4090.00	4110.20	21.00	JU2262	9088.00	8733.00	4647.00	47.00	JU2635	8971.50	7650.00	4410.60	27.00
JU1931	8930.00	8149.00	4642.00	62.00	JU2263	9088.00	8733.00	4647.00	50.00	JU2639	8254.90	4844.80	4318.50	17.00
JU1932	8958.00	8250.00	4654.00	67.00	JU2264	9057.00	8774.00	4685.00	56.00	JU264	7343.00	4882.00	4102.00	144.00
JU1933	8982.00	8250.00	4639.00	40.00	JU2273	8253.00	5142.00	4344.00	26.00	JU2643	7363.80	5950.10	4388.80	16.00
JU1935	9012.00	8350.00	4656.00	65.00						JU2644	7411.60	5962.90	4382.80	7.00

HOLE	E	N	elev	length	HOLE	E	N	elev	length	HOLE	E	N	elev	length
JU2645	7442.60	5992.10	4384.30	26.00	JU3416	9045.70	7474.80	4741.90	149.00	JU264	7343.00	4882.00	4102.00	144.00
JU265	7280.00	4870.00	4101.00	171.00	JU342	7521.00	3175.00	4032.00	29.30	JU2643	7363.80	5950.10	4388.80	16.00
JU2657	9131.90	9220.90	4702.10	52.00	JU3422	8333.80	6150.00	4410.28	60.00	JU2644	7411.60	5962.90	4382.80	7.00
JU2658	9138.40	9220.90	4726.60	22.00	JU3423	8336.30	6149.70	4409.30	43.00	JU727	8154.00	6933.00	4446.00	119.00
JU266	7373.00	4882.00	4100.00	156.00	JU3426	8988.70	7045.60	4689.30	41.00	JU728	8537.00	6837.00	4477.00	160.00
JU2669	8191.40	6373.00	4407.00	50.00	JU3427	8976.40	7230.50	4686.90	166.00	JU73	7773.00	3855.00	4020.80	140.00
JU267	7278.00	4870.50	4100.00	199.00	JU343	7530.00	3202.00	4037.00	40.00	JU732	8200.00	5684.00	4352.00	105.00
JU2670	8188.80	6376.60	4406.10	40.00	JU3430	8055.50	4674.10	4301.30	116.00	JU74	7775.00	3854.00	4021.50	152.00
JU2677	8189.70	6786.80	4469.40	52.00	JU3431	8063.00	4667.00	4302.00	42.00	JU741	8637.00	7338.00	4522.00	126.00
JU2679	8247.00	6292.00	4430.00	42.00	JU3432	8032.00	4680.00	4300.00	24.00	JU743	8600.00	7172.00	4497.00	132.00
JU2682	8010.00	5196.00	4372.00	34.00	JU3435	8144.00	4637.00	4313.00	35.00	JU745	8604.00	7170.00	4499.00	151.00
JU2686	8341.70	5055.90	4314.60	66.00	JU3436	7164.80	4888.80	4242.90	30.00	JU747	8330.00	7184.00	4523.00	78.00
JU2689	8832.10	7728.00	4560.70	64.00	JU3438	8051.00	4705.00	4300.00	15.00	JU75	7770.00	3855.00	4021.00	118.00
JU2699	6932.00	5252.00	4382.00	60.00	JU344	7491.00	3185.00	4031.00	35.60	JU751	7631.00	6983.00	4411.00	82.00
JU2701	9096.00	8449.00	4599.00	57.00	JU3441	8024.00	4652.00	4305.00	40.00	JU752	7930.00	6990.00	4426.00	118.00
JU2702	9060.00	8458.00	4637.00	69.00	JU3447	8015.49	4634.08	4306.46	101.00	JU753	8294.00	6500.00	4412.00	138.00
JU2704	9220.00	8845.00	4571.00	26.00	JU3449	8011.07	4632.76	4306.00	76.00	JU754	8301.00	6691.00	4451.00	45.00
JU2708	8589.00	7617.00	4629.00	62.00	JU345	7492.00	3215.00	4035.00	13.00	JU756	8165.00	6687.00	4449.00	133.00
JU2714	8622.00	6238.00	4277.00	22.00	JU3450	8011.07	4632.76	4306.00	142.00	JU757	8665.00	7644.00	4571.00	87.00
JU2716	8774.00	7645.00	4507.00	32.00	JU3455	8636.00	6007.00	4178.00	164.00	JU758	8662.00	7646.00	4572.00	85.00
JU2718	8029.00	5047.00	4366.00	85.00	JU3458	8638.80	6007.40	4179.60	113.00	JU76	7675.00	3794.00	4134.00	60.00
JU2719	7975.00	5092.00	4359.00	76.00	JU3459	8955.20	7304.90	4424.50	413.00	JU761	7519.00	5535.00	4348.00	39.00
JU2722	8122.00	5033.00	4320.00	40.00	JU3460	8637.00	6007.10	4178.40	78.00	JU762	7603.00	5509.00	4352.00	159.00
JU2723	8139.00	5023.00	4320.00	41.00	JU3461	8638.20	6007.30	4178.70	120.00	JU763	8563.00	5757.00	4250.00	44.00
JU2724	8117.00	6906.00	4458.00	66.00	JU3462	8639.20	6007.30	4180.50	112.00	JU764	8563.00	5757.00	4253.00	81.00
JU2725	8120.00	6905.00	4459.00	45.00	JU3464	8613.20	5895.20	4188.10	24.00	JU768	8398.00	4975.00	4257.00	73.00
JU2729	8866.00	7696.00	4562.00	111.00	JU3468	9042.30	7597.50	4486.60	457.00	JU77	7173.00	4320.00	4027.00	72.00
JU273	7467.00	4155.00	4086.00	154.00	JU3474	8674.10	5900.70	4185.10	235.00	JU771	8326.00	4770.00	4284.00	50.00
JU2734	9026.00	8215.00	4567.00	50.00	JU3479	9031.00	7597.40	4487.00	110.00	JU772	8691.00	6584.00	4219.00	145.00
JU2736	9027.00	8214.00	4555.00	55.00	JU3481	8618.42	5596.26	4151.46	70.00	JU773	7547.00	7382.00	4500.00	71.00
JU2737	9086.00	8321.00	4563.00	38.00	JU3482	8656.80	5654.22	4147.22	82.00	JU778	7574.00	7442.00	4500.00	99.00
JU2739	9073.00	8328.00	4569.00	55.00	JU3483	8649.16	5656.14	4147.58	38.00	JU779	7576.00	7442.00	4500.00	52.00
JU274	7260.00	4956.00	4103.00	199.00	JU3484	8618.31	5437.34	4169.80	122.00	JU78	7255.00	4325.00	4027.00	60.00
JU2746	9179.00	8484.00	4554.00	58.00	JU3486	8619.14	5495.36	4163.36	62.00	JU780	7572.00	7442.00	4500.00	127.00
JU2747	9179.00	8485.00	4554.00	55.00	JU3489	8937.10	6922.70	4487.80	521.00	JU783	8735.00	7931.00	4626.00	81.00
JU2748	9179.00	8483.00	4554.00	63.00	JU3490	8637.00	5492.00	4162.00	153.00	JU784	8731.00	7931.00	4619.00	73.00
JU275	7256.00	4957.00	4103.00	108.00	JU3492	8709.00	5707.00	4146.50	111.00	JU785	8743.00	7694.00	4574.00	78.00
JU2752	8636.00	7167.00	4414.00	75.00	JU3493	8751.79	5797.28	4148.55	101.00	JU786	8745.00	7694.00	4574.00	160.00
JU2758	8815.00	7007.00	4332.00	42.00	JU3494	7237.20	5148.80	4232.00	149.00	JU787	8761.00	6905.00	4266.00	152.00
JU276	7252.00	4956.00	4103.00	134.00	JU3495	8754.09	5796.30	4149.06	123.00	JU789	8765.00	6905.00	4267.00	203.00
JU2764	9232.00	8592.00	4559.00	72.00	JU3497	8638.00	5492.21	4164.21	120.00	JU79	7309.00	4468.00	4026.60	140.00
JU2765	8098.00	6945.00	4474.00	36.00	JU3498	8702.53	5644.39	4144.49	80.00	JU790	8901.00	8109.00	4636.00	94.00
JU2766	8100.00	6945.00	4473.00	39.00	JU3499	8636.25	5598.15	4150.02	114.00	JU792	8784.00	7102.00	4287.00	81.00
JU2767	8094.00	6945.00	4470.00	47.00	JU350	7814.00	4623.00	4097.00	189.00	JU794	8786.00	7102.00	4287.00	136.00
JU277	7222.00	4962.00	4102.00	153.00	JU3505	8747.89	5751.55	4147.96	81.00	JU795	8788.00	7101.00	4286.00	78.00
JU2770	9234.00	8593.00	4559.00	70.00	JU3506	8640.00	5493.00	4162.00	109.00	JU796	8669.00	7650.00	4585.00	80.00
JU2774	9161.00	8492.00	4553.00	37.00	JU3508	8754.09	5796.30	4149.56	120.00	JU797	8841.00	7414.00	4274.00	198.00
JU2776	6869.00	5155.00	4322.00	22.00	JU351	7814.00	4604.50	4096.00	226.00	JU798	8481.00	5279.00	4231.00	165.00
JU2777	6867.00	5154.00	4323.00	32.00	JU3510	8639.23	5491.15	4164.39	90.00	JU799	8734.00	6664.00	4284.00	64.00
JU2779	6900.00	5153.00	4319.00	31.00	JU3511	8936.10	6923.40	4489.90	319.00	JU8	7421.00	3856.00	4100.00	53.00
JU278	7192.00	4962.00	4102.00	131.00	JU3514	8815.50	5899.80	4157.10	93.00	JU80	7261.00	4452.00	4027.00	148.00
JU2780	6900.00	5153.00	4328.00	35.00	JU3515	8815.53	5899.76	4158.60	132.00	JU800	8738.00	6664.00	4288.00	90.00
JU2784	8617.00	7170.00	4408.00	21.00	JU3517	8832.80	6513.60	4244.30	391.00	JU801	8734.00	6664.00	4288.00	67.00
JU2785	8645.00	7055.00	4407.00	80.00	JU3518	8815.50	5899.80	4157.10	88.00	JU802	8857.00	7424.00	4273.00	172.00
JU2788	9112.00	8349.00	4504.00	65.00	JU352	7720.00	4370.00	4095.00	116.00	JU804	8825.00	7232.00	4268.00	118.50
JU2789	9111.50	8293.00	4489.80	75.00	JU3523	8702.50	5644.40	4144.50	82.00	JU805	8814.00	7184.00	4268.00	99.00
JU279	7162.00	4962.00	4102.00	118.00	JU3524	8990.00	7125.00	4480.50	250.00	JU806	8702.00	6413.00	4264.00	83.00
JU2790	9111.50	8293.00	4492.50	62.00	JU353	7814.00	4604.50	4092.00	166.00	JU807	8706.00	6413.00	4264.00	56.00
JU2791	9111.50	8293.00	4494.30	58.00	JU3535	8058.00	4286.00	4170.00	45.00	JU808	8966.00	6330.00	4656.00	153.00
JU2792	9111.50	8293.20	4487.50	50.00	JU3537	7300.10	5051.10	4212.00	44.00	JU809	8656.00	6196.00	4243.00	88.00
JU2793	7958.00	4998.00	4331.00	41.00	JU354	7683.00	4623.00	4092.00	238.00	JU81	7259.00	4452.00	4027.60	47.00
JU2796	8086.00	5108.00	4351.00	67.00	JU3540	7375.90	5020.50	4205.90	44.00	JU810	8647.00	6194.00	4246.00	80.00
JU2798	8089.00	5106.00	4350.00	54.00	JU355	7724.00	4370.00	4095.00	136.00	JU811	8969.00	8326.00	4671.00	74.00
JU28	7618.60	3637.80	4084.20	35.00	JU356	7814.00	4604.50	4097.00	262.00	JU812	9015.00	8429.00	4669.00	81.00
JU280	7132.00	4962.00	4102.00	77.00	JU360	7180.00	4800.00	4159.00	130.00	JU814	9000.00	8434.00	4669.00	163.00
JU2800	8065.00	5143.00	4359.00	61.00	JU361	7173.00	4800.00	4159.00	118.00	JU816	9000.00	8434.00	4672.00	75.00
JU2804	8029.00	4717.00	4290.00	51.00	JU362	7155.00	4850.00	4170.00	120.00	JU817	9005.00	8434.00	4672.00	103.00
JU2808	8519.60	7552.20	4611.60	107.00	JU363	7683.00	4623.00	4097.00	223.00	JU819	8827.00	7251.00	4352.00	69.00
JU2811	9166.40	8561.90	4553.90	61.00	JU364	7537.00	4450.00	4063.00	162.00	JU82	7214.00	4438.00	4028.30	141.00
JU2812	9141.80	8460.00	4555.40	80.00	JU365	7537.00	4450.00	4063.00	161.00	JU821	8827.00	7251.00	4352.00	134.00
JU2816	9208.00	9212.00	4663.00	52.00	JU366	7156.00	4850.00	4170.00	99.00	JU823	8962.00	7827.00	4291.00	175.00
JU2817	9205.00	9213.00	4662.00	51.00	JU367	7151.00	4900.00	4182.00	90.00	JU826	8921.00	7859.00	4306.00	245.50
JU2818	9205.00	9213.00	4665.00	66.00	JU368	7151.00	4900.00	4189.00	100.00	JU827	8848.00	7601.00	4306.00	180.00
JU2820	9168.00	9096.00	4654.00	51.00	JU369	7155.00	4900.00	4189.00	100.00	JU828	8847.00	7602.00	4306.00	196.00

JU2821	8545.00	6950.00	4476.00	71.00	JU37	7301.00	3807.00	4019.00	63.00	JU829	8846.00	7601.00	4307.00	190.00
JU2825	9158.00	9051.00	4653.00	58.00	JU371	7295.00	4550.00	4097.00	216.00	JU83	7154.00	4421.00	4029.30	139.00
JU2837	7244.50	6383.00	4368.50	26.00	JU372	7143.00	4950.00	4201.00	100.00	JU830	8848.00	7601.00	4305.00	192.00
JU2842	8065.00	5169.00	4364.00	55.00	JU373	7149.00	4950.00	4201.00	100.00	JU836	8563.00	7731.00	4620.00	60.00
JU2843	9148.00	8409.00	4558.00	52.00	JU374	7222.00	4950.00	4182.00	90.00	JU838	8461.00	7167.00	4547.00	99.00
JU2844	9150.00	8409.50	4558.00	54.00	JU375	7222.00	4950.00	4182.00	89.00	JU839	8414.00	7185.00	4553.00	87.00
JU2847	9255.00	8708.60	4555.50	59.00	JU376	7218.00	4900.00	4175.00	101.00	JU84	7152.00	4421.00	4028.00	182.00
JU2849	7038.00	6002.80	4437.30	26.00	JU377	7217.00	4850.00	4165.00	101.00	JU843	8525.00	7094.00	4507.00	101.00
JU2860	8191.00	6427.00	4413.00	38.00	JU378	7173.00	4800.00	4159.00	183.00	JU844	8529.00	7095.00	4505.00	94.00
JU2863	8192.00	6516.00	4414.00	42.00	JU379	7173.00	4800.00	4159.00	106.00	JU845	8531.00	7243.00	4543.00	99.00
JU287	7402.00	4882.00	4102.00	143.00	JU380	7537.00	4450.00	4063.00	157.00	JU846	8531.00	7244.00	4544.00	118.00
JU2874	8867.20	7694.20	4570.90	435.00	JU381	7490.00	4650.00	4108.00	292.00	JU848	7188.00	4163.00	4019.00	116.00
JU2875	8866.50	7695.10	4571.20	413.00	JU382	7147.00	4950.00	4201.00	76.00	JU849	7246.00	4161.00	4018.00	91.00
JU2879	7026.30	5479.00	4312.50	64.00	JU383	7297.00	4086.00	4108.00	268.00	JU85	7497.00	4333.00	4027.00	181.00
JU288	7432.00	4882.00	4102.00	144.00	JU384	7297.00	4086.00	4108.00	262.00	JU851	7128.11	4665.70	4095.12	124.00
JU2881	7068.80	5457.60	4291.20	41.00	JU386	7210.00	4850.00	4165.00	130.00	JU852	7124.00	4666.00	4095.00	129.00
JU2887	8966.60	7392.20	4460.10	336.00	JU387	7297.00	4086.00	4108.00	219.00	JU853	9050.00	8300.00	4341.00	289.00
JU2889	6979.30	5692.00	4357.70	39.00	JU388	7158.00	4900.00	4182.00	60.00	JU854	7576.00	7495.00	4572.00	68.00
JU289	7493.00	4882.00	4103.00	133.00	JU389	7151.00	4900.00	4182.00	89.00	JU855	7576.00	7496.00	4572.00	44.00
JU2890	7003.70	5693.10	4357.70	25.00	JU390	7328.00	4086.00	4081.00	233.00	JU856	7569.00	7565.00	4607.00	70.00
JU2893	8831.50	7128.20	4350.60	423.00	JU391	7680.00	4625.00	4097.00	131.00	JU858	7647.00	7402.00	4454.00	120.00
JU2894	8831.10	7128.20	4350.80	395.00	JU392	7328.00	4086.00	4081.00	222.00	JU859	7674.00	7512.00	4454.00	147.00
JU2898	8966.60	7393.00	4460.70	84.00	JU393	7756.00	4450.00	4095.00	160.00	JU86	7369.00	4477.00	4027.50	148.00
JU29	7618.60	3637.80	4085.10	30.00	JU394	7276.00	4957.00	4096.00	247.00	JU860	7668.00	7512.00	4454.00	145.00
JU290	7618.00	4341.00	4094.00	76.00	JU395	7755.00	4450.00	4095.00	190.00	JU861	7668.00	7406.00	4454.00	75.00
JU2902	7005.70	5784.90	4368.10	39.00	JU397	7756.00	4550.00	4095.00	226.00	JU865	7491.00	4815.00	4154.00	126.00
JU2903	7030.80	5782.30	4363.50	21.00	JU399	7797.00	4550.00	4097.00	254.00	JU866	7488.00	4815.00	4154.00	91.00
JU2906	8654.10	5823.30	4198.40	112.00	JU40	7345.00	4313.00	4020.00	73.00	JU867	8947.50	7895.00	4289.00	223.00
JU291	7523.00	4882.00	4103.00	174.00	JU401	7735.00	4625.00	4021.00	56.00	JU868	8938.00	7716.10	4312.40	158.00
JU2911	8689.40	5635.80	4160.20	24.00	JU402	7735.00	4625.00	4021.00	62.00	JU869	8935.70	7715.10	4312.80	199.00
JU2916	6947.70	5790.30	4399.70	28.00	JU403	7552.00	3603.00	4000.00	88.00	JU87	7441.00	4502.00	4027.60	140.00
JU292	7591.00	4365.00	4094.00	99.00	JU404	7552.00	3603.00	4000.00	102.00	JU870	7664.00	3428.00	4021.00	36.00
JU2921	8979.30	7389.70	4471.90	81.00	JU405	7366.00	4246.00	4101.00	229.00	JU871	7665.00	3426.00	4014.00	45.00
JU2926	8732.80	6801.20	4369.20	395.00	JU406	7365.00	4245.00	4104.50	165.00	JU872	7391.00	3884.00	4012.00	58.00
JU2927	8733.30	6801.30	4369.20	434.00	JU408	7366.00	4246.00	4104.00	168.00	JU873	7384.00	3799.00	4013.00	58.00
JU2929	8703.00	6801.00	4369.00	399.00	JU409A	7686.00	3600.00	4032.00	21.00	JU874	7540.00	4731.00	4128.00	53.00
JU293	7552.50	4882.00	4103.00	148.00	JU41	7345.00	4313.00	4023.00	47.00	JU875	7462.00	4598.00	4090.00	75.00
JU2931	7155.20	6050.10	4185.00	63.00	JU410A	7693.00	3600.00	4039.00	9.00	JU876	7563.00	4600.00	4084.00	52.00
JU2932	7151.20	5994.80	4185.00	41.00	JU411A	7664.00	3600.00	4032.00	21.00	JU877	7500.00	5162.00	4278.00	111.00
JU2933	7146.50	5993.20	4187.20	66.00	JU412A	7694.00	3625.00	4031.00	20.00	JU878	7292.00	5504.00	4320.00	40.00
JU294	7732.00	4292.00	4095.00	112.00	JU413A	7663.00	3572.00	4037.00	15.00	JU879	7260.00	5500.00	4318.00	59.00
JU2940	8925.70	8698.60	4754.30	63.00	JU414A	7665.00	3575.00	4044.00	12.00	JU88	7443.00	4502.00	4027.00	121.00
JU2941	8882.50	8696.30	4762.90	42.00	JU415A	7649.00	3575.00	4039.00	12.00	JU880	7234.00	5510.00	4316.00	63.00
JU2942	8947.80	8700.30	4746.70	26.00	JU416A	7638.00	3589.00	4043.00	8.00	JU881	7290.00	5600.00	4325.00	56.00
JU2943	8926.30	8675.40	4752.50	23.00	JU417A	7690.00	3647.00	4057.00	39.00	JU882	7290.00	5600.00	4325.00	72.00
JU2946	6948.90	5695.50	4378.50	30.00	JU418A	7717.00	3626.00	4040.00	15.00	JU883	7290.00	5600.00	4325.00	50.00
JU295	7601.00	3402.00	4063.90	65.00	JU419A	7613.00	3628.00	4096.00	10.00	JU884	7322.00	5713.00	4330.00	49.00
JU2951	6904.70	5045.80	4292.20	52.00	JU42	7743.00	3794.00	4019.50	72.00	JU888	8433.50	5504.00	4306.00	18.00
JU2952	6906.60	5082.00	4295.70	49.00	JU420A	7618.00	3628.00	4084.00	9.00	JU89	7832.00	3957.00	4022.10	126.00
JU2957	8798.20	7151.70	4357.00	63.00	JU423A	7623.00	3563.00	4070.00	32.00	JU9	7240.00	3813.00	4089.00	85.00
JU2958	8491.40	7387.30	4542.50	28.00	JU424A	7582.00	3518.00	4066.00	28.00	JU90	7834.00	3957.00	4021.60	179.00
JU296	7564.50	3407.00	4064.90	58.00	JU426A	7591.00	3543.00	4070.00	30.00	JU902	7330.00	6530.00	4426.00	55.00
JU2960	8525.50	7427.00	4542.90	34.00	JU428A	7595.00	3498.00	4044.00	20.00	JU903	7333.00	6530.00	4426.00	20.00
JU2966	8179.80	6597.90	4447.00	44.00	JU429A	7631.00	3533.00	4052.00	10.00	JU906	8487.00	5765.00	4268.00	52.00
JU2967	8183.00	6602.40	4447.70	73.00	JU43	7726.00	3777.00	4019.00	91.00	JU907	8483.00	5765.00	4268.00	80.00
JU297	7583.00	3406.00	4063.10	40.00	JU430A	7630.00	3530.00	4058.00	23.00	JU908	8469.00	5842.00	4280.00	49.00
JU2971	8320.30	4866.80	4291.80	36.00	JU431A	7641.00	3698.00	4100.00	10.00	JU909	8662.50	6784.00	4350.00	82.00
JU2972	8321.60	4865.70	4292.40	39.00	JU434A	7653.00	3832.00	4135.00	15.00	JU91	7831.00	3958.00	4021.60	202.00
JU298	7582.00	4882.00	4103.00	222.00	JU436A	7678.00	3822.00	4134.00	11.00	JU910	8666.00	6784.00	4350.00	79.00
JU2983	8697.20	6399.30	4300.10	381.00	JU437A	7750.00	3722.00	4064.00	25.00	JU911	8611.00	6790.00	4362.00	69.00
JU2984	8696.40	6399.40	4300.80	381.00	JU438A	7750.00	3722.00	4073.00	9.00	JU913	7490.00	7000.00	4398.00	80.00
JU2985	8997.50	8677.80	4689.40	40.00	JU44	7743.00	3794.00	4018.30	76.00	JU914	7493.00	7000.00	4399.00	73.00
JU2987	8177.60	6599.10	4447.40	64.00	JU440	7900.00	4427.00	4098.00	114.00	JU915	8439.00	7490.50	4581.00	73.00
JU2989	8188.90	6515.80	4438.50	67.00	JU441	7962.00	4401.00	4098.00	97.00	JU918	8401.00	7317.00	4575.00	54.00
JU299	7569.60	3250.00	4055.00	81.00	JU443	7927.00	4880.00	4100.00	301.00	JU920	7167.00	4697.00	4166.00	58.00
JU2994	9156.70	9017.30	4603.20	65.00	JU444	7924.00	4880.00	4102.00	246.00	JU921	7171.00	4696.00	4166.00	80.00
JU3	7367.00	3785.00	4019.00	70.00	JU445	7916.00	4880.00	4100.00	280.00	JU922	7616.00	4451.00	4139.00	27.00
JU30	7599.50	3573.00	4069.50	28.00	JU446	7865.00	4750.00	4100.00	259.00	JU924	7307.00	6200.00	4350.00	42.00
JU300	7590.50	3299.00	4056.50	62.00	JU447	7867.00	4750.00	4100.00	211.00	JU925	7310.00	6200.00	4350.00	31.00
JU301	7508.50	3291.50	4056.50	27.00	JU448	7875.00	4750.00	4101.00	276.00	JU926	7264.00	6186.00	4350.00	30.00
JU3012	7694.50	4498.90	4182.50	23.00	JU449	7874.00	4750.00	4101.00	223.00	JU927	7290.00	6335.00	4356.00	45.00
JU3013	7918.70	4499.50	4182.20	140.00	JU45	7444.00	4088.00	4090.70	115.00	JU928	7373.00	6486.00	4361.00	37.00
JU3015	8696.10	6399.20	4301.00	375.00	JU451A	7278.00	4720.00	4090.00	31.00	JU929	7261.00	6425.00	4378.00	44.00
JU3016	8695.70	6399.30	4301.20	402.00	JU452A	7278.00	4720.00	4098.00	34.00	JU93	7796.00	3899.00	4021.90	151.00
JU3018	7476.00	7003.30	4439.50	20.00	JU453A	7317.00	4600.00	4098.00	33.00	JU930	7298.00	6432.00	4381.00	49.00

JU3019	7467.50	6948.10	4438.20	32.00	JU454A	7317.00	4600.00	4090.00	36.00	JU933	7335.00	6325.00	4356.00	41.00
JU302	7592.50	3342.50	4057.87	64.00	JU455A	7335.00	4550.00	4090.00	31.00	JU934	6742.00	5025.00	4199.00	349.00
JU3027	8933.70	8361.50	4688.40	59.00	JU456A	7335.00	4550.00	4098.00	53.00	JU935	7198.00	5100.00	4209.00	37.00
JU303	7545.50	3354.00	4063.70	48.00	JU457A	7335.00	4550.00	4098.00	30.00	JU936	7186.00	5098.00	4209.00	39.00
JU3034	8584.00	6073.00	4300.00	19.00	JU459A	7315.00	4750.00	4125.00	35.00	JU937	7175.00	5500.00	4292.00	13.00
JU3035	8516.40	5869.30	4250.30	31.00	JU46	7436.00	4086.00	4093.90	93.00	JU938	7230.00	5510.00	4315.00	52.00
JU304	7537.00	3271.00	4054.90	49.00	JU460A	7332.00	4805.00	4145.00	24.00	JU939	7200.00	5600.00	4295.00	34.00
JU3040	8542.30	5952.10	4252.40	25.00	JU461A	7153.00	4938.00	4191.00	35.00	JU94	7401.00	4668.00	4029.00	140.00
JU3041	9289.60	9097.60	4562.50	97.00	JU466A	7367.00	4709.00	4120.00	20.00	JU940	7275.00	5430.00	4310.00	22.00
JU3042	9272.60	9045.70	4561.00	93.00	JU468A	7370.00	4650.00	4102.00	20.00	JU941	7290.00	5890.00	4335.00	40.50
JU3043	9260.30	8997.20	4561.80	80.00	JU469A	7411.00	4598.00	4087.00	26.00	JU942	7290.00	5890.00	4335.00	49.00
JU3046	9244.30	8945.10	4564.80	66.00	JU47	7444.00	4088.00	4089.10	87.00	JU943	7260.00	6070.00	4247.00	56.00
JU3047	9239.30	8945.90	4565.60	59.00	JU470A	7411.00	4598.00	4080.00	30.00	JU945	7134.00	4409.00	4027.00	98.00
JU3048	9303.30	9145.50	4563.90	79.00	JU471A	7395.00	4532.00	4087.00	33.00	JU948	8649.90	7872.30	4646.80	62.00
JU3049	9301.50	9144.00	4564.90	70.00	JU472A	7400.00	4533.00	4096.00	32.00	JU949	8645.00	7871.30	4648.90	80.00
JU305	7612.00	4882.00	4103.00	133.00	JU473A	7393.00	4531.00	4094.00	34.00	JU95	7403.00	4668.00	4029.50	159.00
JU3050	9300.50	9144.30	4565.30	61.00	JU474A	7390.00	4530.00	4094.00	31.00	JU950	8616.00	7747.00	4617.00	85.00
JU3058	9249.00	7983.10	4829.20	90.00	JU475	7877.00	4750.00	4098.00	435.00	JU951	8613.00	7746.00	4619.00	75.00
JU306	7563.50	4540.00	4028.00	228.00	JU476	7928.00	4880.00	4100.00	426.00	JU955	8552.00	6311.00	4346.00	45.00
JU3063	7429.20	6999.80	4439.90	20.00	JU48	7436.00	4086.00	4088.00	95.00	JU956	8551.00	6311.00	4339.00	61.00
JU3064	7442.00	6895.20	4433.20	30.00	JU49	7442.00	4088.00	4095.60	90.00	JU957	8511.00	6313.00	4346.00	38.00
JU3065	7427.00	6850.00	4432.00	24.00	JU50	7309.00	3872.00	4085.00	98.00	JU958	8512.00	6314.00	4352.00	70.00
JU3067	7275.30	6712.40	4422.60	35.00	JU501	7204.30	5122.20	4213.70	46.00	JU959	7404.00	7200.00	4505.00	70.00
JU3069	8519.00	6023.00	4282.00	37.00	JU502	7205.10	5119.20	4220.70	40.00	JU96	7347.00	4644.00	4027.00	140.00
JU307	7612.30	4882.00	4103.00	141.00	JU503	7118.00	5077.00	4215.00	255.00	JU960	7401.00	7200.00	4505.00	69.00
JU3078	8338.80	5892.20	4370.30	29.00	JU504	7150.00	5161.00	4206.00	40.00	JU961	7093.00	4504.00	4158.00	22.00
JU308	7752.00	4450.00	4096.00	180.00	JU505	7147.00	5163.00	4223.00	50.00	JU962	7116.00	4548.00	4178.00	22.00
JU3081	8026.60	6717.20	4418.60	99.00	JU507	7266.30	5156.00	4239.00	96.00	JU963	7156.00	4584.00	4180.00	20.00
JU3083	8899.70	6929.20	4600.30	128.00	JU508A	7176.00	5288.80	4239.00	32.00	JU964	7156.00	4509.00	4151.00	20.00
JU3084	8898.50	6929.30	4601.30	115.00	JU509A	7180.00	5335.00	4239.00	38.00	JU965	7244.00	4439.00	4118.00	20.00
JU3087	7934.50	6695.10	4418.40	127.00	JU51	7398.00	3599.00	4087.00	38.00	JU967	7440.00	7242.00	4505.00	79.00
JU3088	9030.20	7367.80	4647.50	100.00	JU510A	7180.00	5346.00	4240.00	38.00	JU968	7377.00	7148.00	4505.00	51.00
JU309	7750.50	4450.00	4096.00	175.00	JU514A	7344.00	5121.00	4222.00	102.00	JU969	7374.00	7148.00	4505.00	92.00
JU3090	9031.20	7367.80	4648.30	121.00	JU515A	7280.00	5190.00	4248.00	26.00	JU97	7318.00	4624.00	4028.40	146.00
JU3097	8333.20	5603.20	4334.80	15.00	JU516A	7176.00	5350.00	4290.00	21.00	JU970	8638.00	7910.00	4658.00	15.00
JU31	7599.00	3571.00	4067.20	27.00	JU518A	7256.00	5293.00	4249.00	24.00	JU971	8662.00	7907.00	4652.00	15.00
JU310	7749.00	4450.00	4096.00	167.00	JU52	7402.00	3899.00	4091.00	24.00	JU972	8662.00	7907.00	4644.00	15.00
JU3101	8375.10	5990.10	4360.90	15.00	JU520A	7256.00	5290.00	4250.00	31.00	JU974	8691.00	7899.00	4628.00	20.00
JU3109	8721.00	7748.90	4591.60	41.00	JU521A	7238.00	5736.00	4332.00	30.00	JU975	7357.00	7269.00	4580.00	49.00
JU311	7748.00	4450.00	4095.00	193.00	JU523A	7238.00	5605.00	4326.00	29.00	JU976	7393.00	7327.00	4580.00	43.00
JU3112	9029.80	7367.80	4647.20	101.00	JU524A	7185.00	5500.00	4314.00	21.00	JU977	7354.00	7050.00	4512.00	83.00
JU3115	7131.20	5684.90	4290.60	25.00	JU525A	7239.00	5609.00	4344.00	23.00	JU978	7376.00	7250.00	4564.00	42.00
JU3118	8886.50	6804.00	4619.50	81.00	JU526A	7226.00	5542.00	4320.00	18.00	JU979	7350.00	7051.00	4516.00	42.00
JU3123	7170.20	5682.50	4288.90	25.00	JU527A	7103.00	5501.00	4331.00	36.00	JU98	7290.00	4649.00	4028.60	173.00
JU313	7750.00	4450.00	4095.00	136.00	JU528A	7143.00	5493.00	4319.00	43.00	JU980	7364.00	7113.00	4503.00	64.00
JU3131	8349.10	7414.80	4545.00	83.00	JU529A	7135.00	5511.00	4311.00	51.00	JU982	7384.00	7148.00	4503.00	71.00
JU3135	8173.30	6639.00	4440.40	75.00	JU53	7562.00	3950.00	4094.00	76.00	JU984	7073.00	6136.00	4448.00	50.00
JU314	7562.50	4590.00	4028.00	258.00	JU530A	7564.00	5490.00	4348.00	34.00	JU988	7344.00	6986.00	4511.00	117.00
JU315	7123.10	4708.10	4098.00	53.00	JU532A	7409.00	5495.00	4328.00	30.00	JU989	7416.00	7097.00	4457.00	61.00
JU3150	9167.40	9155.10	4677.20	50.00	JU533A	7414.00	5495.00	4332.00	19.00	JU99	7277.00	4617.00	4027.50	144.00
JU3155	9125.00	9240.00	4730.00	25.00	JU534A	7353.00	5508.00	4324.00	23.00	JU990	7022.00	6141.00	4455.00	61.00
JU3157	9139.00	9169.10	4732.10	25.00	JU537A	7368.00	5560.00	4324.00	23.00	JU993	7399.00	7051.00	4460.00	60.00
JU3162	8797.50	7954.50	4614.30	28.00	JU538A	7386.00	5641.00	4345.00	29.00	JU994	7968.00	5118.00	4362.00	35.00
JU3164	8760.30	7893.90	4604.30	18.00	JU539A	7249.00	5900.00	4343.00	31.00	JU995	7445.00	7150.00	4458.00	70.00
JU3165	8752.00	7854.90	4599.90	25.00	JU54	7556.00	3948.00	4093.00	84.00	JU996	8763.00	7000.00	4315.00	74.00
JU3167	8960.00	7217.00	4550.00	55.00	JU540A	7208.00	5908.00	4336.00	50.00	JU999	7444.00	7150.00	4459.00	51.00
JU317	7156.62	4718.18	4096.80	38.00	JU541A	7089.00	5550.00	4312.00	51.00	LJU9703	7532.00	4957.00	4240.00	556.00
JU3174	7748.00	5403.00	4309.30	58.00	JU542A	7081.00	5750.00	4322.00	26.00	LJU9704	7808.00	4877.00	4267.00	578.00
JU3175	7745.40	5403.00	4308.70	77.00	JU544A	7153.00	5755.00	4330.00	14.00	LJU9705	8135.00	4880.00	4283.00	374.00
JU3178	8893.70	7269.20	4417.50	139.00	JU545A	7153.00	5755.00	4337.00	30.00	LJU9707	8356.00	5425.00	4321.00	227.00
JU3180	8712.00	7600.00	4541.00	40.00	JU546A	7194.00	5638.00	4321.00	45.00	LJU9708	8345.00	5425.00	4321.00	416.00
JU3183	8893.70	7269.20	4416.10	140.00	JU547A	7232.00	5391.00	4307.00	32.00	UG9601	8625.00	6000.00	4149.00	117.00
JU319	7141.00	4755.50	4100.80	46.00	JU549A	7316.00	5399.00	4309.00	31.00	UG9602	8625.00	6000.00	4149.00	89.00
JU3192	8429.40	5046.40	4239.40	50.00	JU55	7556.00	3948.00	4092.00	116.00	UG9603	8625.00	6000.00	4149.00	105.00
JU3198	8653.30	6892.80	4356.60	25.00	JU550A	7317.00	5400.00	4322.00	20.00	Z9605	8959.00	8608.00	5314.00	599.00
JU3199	8645.10	6947.10	4353.00	25.00	JU552A	7288.00	5295.00	4313.00	20.50	Z9606	7178.00	4951.00	4428.00	345.00
JU320	7718.00	4289.55	4095.51	74.00	JU553A	7344.00	5307.00	4304.00	21.00	Z9607	7178.00	4951.00	4428.00	285.00
JU3200	8672.00	6850.00	4376.00	36.00	JU554A	7345.00	5209.00	4287.00	18.00	Z9608	7326.00	4196.00	4280.00	336.00
JU3201	8673.00	6800.00	4337.00	40.00	JU555A	7347.00	5209.00	4295.00	20.00					
JU3202	8673.00	7038.50	4395.00	42.00	JU556A	7084.00	5592.00	4318.00	38.00					
JU3203	8722.00	7650.00	4542.00	36.00	JU557A	7083.00	5594.00	4328.00	40.00					
JU3205	8817.70	8355.00	4757.60	48.00	JU558A	7087.00	5500.00	4315.00	46.00					
JU3206	8792.60	8358.00	4766.40	37.00	JU559	7097.00	5452.00	4290.00	50.00					
JU321	7718.50	4288.00	4095.38	164.00	JU559A	7064.00	5786.00	4329.00	30.00					
JU3211	8894.20	7508.50	4415.50	167.00	JU560A	7064.00	5786.00	4338.00	29.00					

JU3212	8895.00	7508.50	4415.50	188.00	JU561	7446.00	6643.00	4458.00	132.00
JU3213	8893.50	7508.50	4415.50	198.00	JU562A	7293.00	6200.00	4350.00	35.00
JU3220	8934.50	7732.50	4449.30	165.20	JU563	7372.00	6660.00	4456.00	117.00
JU3223	7622.00	7387.50	4457.50	74.00	JU565	7259.00	6651.00	4457.00	50.00
JU323	7561.00	3321.00	4057.00	38.00	JU567	7452.00	6792.00	4455.00	109.00
JU3232	8270.00	7480.00	4550.00	32.00	JU568	7404.00	6805.00	4455.00	83.00
JU3233	8262.00	7479.00	4548.20	49.50	JU569	7400.00	6805.00	4455.00	84.00
JU324	7583.00	3368.00	4060.00	50.00	JU57	7368.00	4422.00	4024.00	146.00
JU3240	8258.00	7478.00	4550.90	51.00	JU571	7450.00	7043.00	4452.00	80.00
JU3242	8398.00	5978.00	4359.00	45.00	JU574	7400.00	7050.00	4460.00	62.00
JU3243	7353.70	6490.80	4376.70	30.00	JU575	7495.00	7015.00	4454.00	104.00
JU3244	7350.40	6439.40	4372.00	32.00	JU576	7495.00	7015.00	4455.00	151.00
JU3247	7651.70	3470.30	4020.80	34.00	JU577	7496.00	7161.50	4450.00	59.00
JU325	7565.00	3376.00	4061.00	44.00	JU579	7534.00	7308.00	4495.00	82.00
JU3250	8957.10	6789.30	4666.80	14.00	JU579A	7534.00	7307.00	4495.00	28.00
JU3256	8897.30	6931.90	4586.50	139.00	JU58	7375.00	4428.00	4026.00	104.00
JU326	7546.00	3381.00	4062.00	35.00	JU580	7530.00	7305.00	4495.00	81.00
JU3260	8934.50	7732.50	4449.80	149.00	JU587	8340.00	4975.00	4305.00	65.00
JU3262	9325.50	9136.50	4601.50	108.00	JU588	8350.00	4890.00	4293.00	49.00
JU3263	9307.10	9084.00	4594.70	85.00	JU59	7306.00	3687.00	4082.60	114.00
JU3265	9014.70	8144.20	4554.80	145.00	JU590	8595.00	6108.00	4179.00	124.00
JU3266	9014.70	8144.30	4555.50	131.00	JU591	8284.00	5343.00	4368.00	24.00
JU3267	8972.20	7820.20	4439.00	138.00	JU592	8284.00	5343.00	4363.00	32.00
JU3268	8973.10	7820.20	4435.40	138.00	JU593	8284.00	5343.00	4359.00	122.00
JU3269	8973.50	7820.30	4437.80	154.00	JU597	7945.00	5685.00	4358.00	31.50
JU3272	7781.70	3618.00	4012.20	31.00	JU598	7834.00	4916.00	4288.00	58.00
JU3276	8342.40	6044.90	4381.60	32.00	JU6	7416.00	3856.00	4099.40	85.00
JU328	7592.00	3424.00	4064.00	44.00	JU60	7420.00	4156.00	4095.00	40.00
JU3299	8696.30	6762.60	4358.30	26.00	JU600	7800.00	4758.00	4267.00	64.00
JU33	7576.00	3505.00	4063.00	35.00	JU601	8367.00	5161.00	4340.00	32.00
JU330	7468.00	4168.00	4095.00	83.00	JU605	7290.00	5890.00	4335.00	53.00
JU3300	8745.70	6851.50	4359.00	21.00	JU606	7180.00	5920.00	4338.00	79.00
JU3302	8854.70	6573.30	4630.50	168.00	JU607	7250.00	5900.00	4334.00	44.00
JU3304	8854.70	6998.80	4630.50	102.00	JU608	8628.00	5685.00	4195.00	42.00
JU331	7468.00	4168.00	4095.00	99.50	JU61	7420.00	4156.00	4088.00	68.00
JU3314	9321.10	9042.00	4584.00	102.00	JU629	7180.00	6460.00	4413.00	48.00
JU3318	7596.00	7317.00	4423.00	84.00	JU630	8470.00	7010.00	4464.00	54.00
JU3319	7606.90	7376.00	4455.80	86.00	JU634	8103.00	4870.00	4296.00	92.00
JU333	7750.00	4285.00	4095.00	173.00	JU639	8563.00	7002.00	4466.00	88.00
JU3331	7649.20	4702.70	4257.40	132.00	JU64	7246.00	3756.00	4090.50	47.00
JU3333	7664.30	4676.70	4238.30	157.00	JU644	8363.00	6955.00	4459.00	60.50
JU3338	8702.00	7445.00	4470.00	100.00	JU645	8015.00	7000.00	4429.00	141.00
JU334	7750.00	4285.00	4095.00	162.00	JU646	8389.00	6389.00	4401.00	89.00
JU3341	7963.20	3505.70	4002.80	72.00	JU648	8392.00	6389.00	4402.00	37.00
JU3343	7699.80	3548.50	4013.10	47.00	JU65	7345.00	3871.00	4084.00	90.50
JU3348	7760.00	3633.00	4024.00	82.00	JU651	8005.00	4930.00	4310.00	78.00
JU3350	7686.90	7458.60	4456.00	93.00	JU652	8022.00	4915.00	4314.00	83.00
JU3352	7707.00	7494.50	4455.90	103.00	JU653	7978.00	4943.00	4307.00	52.00
JU3356	7458.90	5208.20	4293.80	36.00	JU654	7978.00	4943.00	4307.00	36.00
JU336	7792.00	4515.00	4097.00	169.00	JU655	8437.00	6325.00	4384.00	86.00
JU3364	7474.20	5205.50	4304.50	100.00	JU657	8438.00	6325.00	4384.00	94.00
JU3365	8003.00	6811.00	4445.40	112.00	JU66	7354.00	3864.00	4085.00	110.00
JU3366	8002.30	6811.00	4445.40	110.00	JU666	8540.00	5415.00	4214.00	64.00
JU3367	8004.00	6811.10	4445.10	114.00	JU667	8542.00	5415.00	4214.00	40.00
JU3368	7990.40	6695.10	4419.30	93.00	JU67	7342.00	3994.00	4107.00	108.00
JU337	7790.00	4515.00	4097.00	187.00	JU674	8500.00	5415.00	4235.00	159.00
JU3373	9032.50	7404.70	4725.30	21.00	JU678	8037.00	5230.00	4380.00	45.00
JU3374	9041.00	7489.40	4743.20	102.00	JU68	7284.00	3968.00	4107.00	52.00
JU3377	9036.50	7403.30	4730.20	128.00	JU681	8342.00	6987.00	4464.00	60.00
JU3378	9017.90	7310.90	4700.50	170.00	JU683	8373.00	6967.00	4458.00	125.00
JU338	7796.00	4515.00	4097.00	179.00	JU684	8373.00	6962.00	4475.00	54.00
JU3380	9068.20	7866.40	4480.70	132.00	JU69	7239.00	3941.00	4103.70	49.00
JU3382	9050.00	7562.00	4750.00	23.00	JU690	7276.00	6490.00	4400.00	52.00
JU3386	9067.43	7865.20	4479.90	144.50	JU692	8000.00	5200.00	4370.00	29.00
JU3389	9039.00	7657.80	4492.00	148.00	JU698	8383.00	6554.00	4405.00	80.00
JU339	7721.00	4550.00	4099.00	167.00	JU7	7432.00	3855.00	4103.60	83.00
JU3392	9023.30	7226.80	4486.60	59.00	JU70	7367.00	3904.00	4050.10	92.00
JU3394	9021.40	7226.80	4486.20	60.00	JU706	8546.00	5501.00	4208.00	61.00
JU3395	9006.60	7296.60	4486.40	41.00	JU71	7422.00	3944.00	4048.00	100.00
JU3399	8952.00	7304.80	4423.00	402.00	JU715	8597.00	6974.00	4476.00	348.00
JU3400	7572.90	5893.30	4367.50	35.00	JU717	8484.00	5457.00	4234.00	74.00
JU3403	8411.00	7008.50	4471.00	38.00	JU718	8620.00	5721.00	4214.00	98.00
JU3415	9007.20	7268.80	4695.40	30.00	JU72	7357.00	4032.00	4020.20	121.00


RECEIVED
2010 APR 14 A 11: 24

23.0) QUALIFICATIONS

CERTIFICATE: Perry Grunenberg

I, **Perry Grunenberg,** hereby certify that:

a) I am a consulting Geoscientist with PBG Geoscience having an office at 2457 Sunset Drive, Kamloops, British Columbia, V2C 4K1.

b) This certificate applies to the report titled "Resource Estimate For The Jersey Lead-Zinc deposit, Jersey-Emerald Property, BC" dated February 26, 2010

c) I am a graduate of the University of British Columbia with the degree of Bachelor of Science in Geology (1982).
I am a member of the Association of Professional Engineers and Geoscientists of British Columbia Registration No. 19246) and a Fellow of the Geological Association of Canada (Membership No. F5203).
I have practiced my profession in North America since 1982, having worked as an employee and consultant for major mining corporations, junior resource companies and BC government ministries.
As a result of my experience and qualification I am a Qualified Person as defined in National Instrument 43 – 101.

d) I personally managed exploration programs on the Jersey-Emerald property including diamond drilling programs for the exploration of molybdenum, gold and tungsten within the property and surrounding claims. I also created the 3 dimensional geologic solids and underground mine model for the lead-zinc mine utilizing Gemcom-Surpac software.

e) I have personally prepared or have reviewed all sections of this report including the illustrations. Section 17 of this report was primarily prepared by the co-author, Gary Giroux. Sources of information are noted in the text or on the illustrations.

f) In the preparation of this report I am not totally independent of the company Sultan Minerals Inc as described in section 1.4 of NI 43-101, due to the granting of options to purchase stock until the year 2012.

g) I have managed exploration programs as a geoscientist consultant on behalf of Sultan Minerals Inc since 1994, including exploration for tungsten, gold, molybdenum and lead-zinc as covered within this report.

h) I have read National Instrument 43 – 101 and the foregoing technical report has been prepared in conformity with this instrument and generally accepted Canadian mining industry practice.

i) As of the date of the certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.


PROFESSIONAL
PROVINCE OF
P. B. GRUNENBERG
BRITISH COLUMBIA
GEOSCIENTIST

Dated this 26 day of February, 2010
Kamloops, B.C.

Perry Grunenberg, P.Geo.
Consulting Geoscientist

Perry Grunenberg
2457 Sunset Drive
Kamloops, BC V2C 4K1
Tel: (250) 434-6455
email: perrygrunenberg@shaw.ca

CONSENT of AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission and TSX Venture Exchange

I, Perry Grunenberg, P.Geo., do hereby consent to the public filing, with the regulatory authorities referred to above, of the technical report titled **"RESOURCE ESTIMATION FOR THE JERSEY LEAD-ZINC DEPOSIT, JERSEY-EMERALD PROPERTY, BC"** dated February 26, 2010, (the "Technical Report") and to extracts from, or a summary of, the Technical Report in the written disclosure previously filed by Sultan Minerals Inc. in a press releases dated February 26, 2010.

I also confirm that I have read the written disclosure filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 4th Day of March, 2010.

Signature of Qualified Person

Perry Grunenberg, P.Geo.
Print name of Qualified Person

CERTIFICATE: G.H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.
3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
4) I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of deposits many similar to the Jersey Lead Zinc deposit.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person.
6) This report titled "**Resource Estimation for the Jersey-Lead-Zinc deposit, Jersey-Emerald Property, B.C."** and dated February 26, 2010 is based on a study of the data and literature available on the Jersey Project. I am responsible for the resource estimations shown in Section 17 and completed in Vancouver during 2009-10. I have visited the property on February 19 and 20 1009 to examine drill core and underground workings.
7) I have previously completed a resource estimate for the Dodger 4200 Molybdenum Zone and the Tungsten Zone on the Jersey-Emerald Property in 2006 and 2007.
8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 26th day of February, 2010

"G. H. Giroux"

G. H. Giroux, P.Eng., MASc.

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA G. H. GIROUX

Giroux Consultants Ltd.
1215 – 675 Hastings Street
Vancouver, BC V6B 1N2
Tel: (604) 684-0899
email: gclmail@telus.net

CONSENT of AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission and TSX Venture Exchange

I, Gary Giroux, P.Eng., do hereby consent to the public filing, with the regulatory authorities referred to above, of the technical report titled **"RESOURCE ESTIMATION FOR THE JERSEY LEAD-ZINC DEPOSIT, JERSEY-EMERALD PROPERTY, BC"** dated February 26, 2010, (the "Technical Report") and to extracts from, or a summary of, the Technical Report in the written disclosure previously filed by Sultan Minerals Inc. in a press releases dated February 26, 2010.

I also confirm that I have read the written disclosure filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 4th Day of March, 2010.

Signature of Qualified Person

PROFESSIONAL ENGINEER PROVINCE OF G. H. GIROUX BRITISH COLUMBIA

Gary H. Giroux, P.Eng., MASc.
Print name of Qualified Person

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 1, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS REPORTS SUBSTANTIAL NI 43-101 LEAD-ZINC RESOURCE ESTIMATE

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that independent initial resource calculations for the Lead and Zinc zones on its 100% owned Jersey-Emerald Property in the Kootenay District of British Columbia show a substantial resource. Resource calculations and the resulting National Instrument 43-101 Technical Report were prepared by Giroux Consultants Ltd of Vancouver, BC.

As shown in the following table, the estimate shows an **indicated resource of 5,320,000 tons** averaging 1.04% lead and 2.60% zinc and an **inferred resource of 16,930,000 tons** averaging 1.00% lead and 2.18% zinc using a cut-off grade of 1.5% combined lead-zinc.

Within this large low-grade resource there is higher grade mineralization with an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc using a cut-off grade of 3.5% combined lead-zinc. There is an additional inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc at the same 3.5% combined cut-off grade.

The results of the resource evaluation are summarized in the following table which gives indicated and inferred tonnage and grade estimates. These preliminary values of combined lead and zinc range from amenability to low-grade open pit mining up to a higher-grade underground mining scenario.

TOTAL Pb-Zn RESOURCES FOR JERSEY PROJECT

Classification	Cutoff %	Tons >Cutoff	Pb %	Zn%	Pounds of Lead	Pounds of Zinc
Indicated	1.5	5,320,000	1.04	2.60	111,000,000	277,100,000
Inferred	1.5	16,930,000	1.00	2.18	339,600,000	738,100,000
Indicated	3.5	1,900,000	1.96	4.10	74,600,000	155,900,000
Inferred	3.5	4,980,000	1.95	3.37	194,500,000	335,600,000

It is important to note that this Mineral Resource estimate is based entirely on Sultan's Jersey Mine area. The study demonstrates that excellent exploration potential for significant deposits of Lead-Zinc mineralization may also exist in the vicinity of Sultan's two adjacent historical mines and in the surrounding terrain. The authors recommend that a preliminary economic assessment study be undertaken to determine the tonnage and grade required for a feasibility study.

A total of 5,042 drill holes and a geologic solid that outlined the lead-zinc mineralization were used for this study. The grade distributions for both lead and zinc within the mineralized solid were examined using lognormal cumulative probability plots and appropriate capping levels were established. Uniform down hole 5-ft. composites were produced to honour the boundaries of the mineralized solid. A nominal value of 0.001 % was inserted for both lead and zinc in unsampled intervals within the mineralized solid. This resulted in far more 5-ft. composites than individual assays. It also seriously reduced the mean grade for both lead and zinc and increased the coefficient of variation.

A block model with blocks 25 x 25 x 25 ft. in dimension was superimposed over the mineralized solid. The underground workings were also modeled and were subtracted from the mineralized solids in determining tonnage for each block. Imperial units of measure were used in this study to remain consistent with the historical mining database.

Grades for lead and zinc were interpolated into the block model using ordinary kriging. Geologic continuity of the Jersey Pb-Zn zone has been established through underground mining, mapping and diamond drilling. Grade continuity has been quantified through the use of the semivariograms. Within the Jersey Zone that surrounds the old mine workings blocks are classified as Indicated and Inferred based on grade continuity. Blocks estimated using search ellipse dimensions of up to ½ the semivariogram range were classified as Indicated. The remaining estimated blocks were classified as Inferred.

The terms "mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. **Investors are cautioned** not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves, or that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

The Company's consultants have suggested that until an economic evaluation is completed a combined 3.5% Pb+Zn is a realistic cutoff grade for a bulk-mineable underground operation and 1.5% Pb+Zn is a realistic cutoff grade for an open pit mining operation in this location, at current prices. The following tables set out the indicated and inferred resource at cutoff grades for Pb+Zn ranging from 0.25% to 6.00%.

JERSEY INDICATED RESOURCE

Cutoff Pb+Zn (%)	Tons > Cutoff (tons)	Pb (%)	Zn (%)	Million Lbs. Pb	Million Lbs. Zn
0.25	11,020,000	0.59	1.57	130.7	346.7
0.50	9,420,000	0.68	1.79	127.7	337.8
0.75	8,090,000	0.77	2.01	123.8	325.4
1.00	7,030,000	0.85	2.21	120.1	310.3
1.25	6,110,000	0.95	2.41	115.8	294.0
1.50	**5,320,000**	**1.04**	**2.60**	**111.0**	**277.1**
1.75	4,640,000	1.15	2.80	106.3	259.8
2.00	4,050,000	1.25	3.00	101.3	242.7
2.25	3,570,000	1.36	3.18	96.7	226.7
2.50	3,110,000	1.48	3.38	91.8	210.0
2.75	2,730,000	1.60	3.57	87.2	194.9
3.00	2,430,000	1.71	3.73	83.3	181.3
3.25	2,140,000	1.84	3.93	78.6	168.2
3.50	**1,900,000**	**1.96**	**4.10**	**74.6**	**155.9**
3.75	1,700,000	2.07	4.28	70.2	145.5
4.00	1,510,000	2.20	4.47	66.4	135.0
4.25	1,360,000	2.31	4.63	62.8	125.8
4.50	1,230,000	2.43	4.79	59.7	117.8
4.75	1,110,000	2.55	4.95	56.6	109.8
5.00	1,000,000	2.68	5.10	53.6	102.0
5.25	910,000	2.81	5.22	51.2	95.0
5.50	810,000	2.94	5.43	47.7	88.0
5.75	740,000	3.06	5.55	45.3	82.2
6.00	690,000	3.14	5.70	43.3	78.7

JERSEY INFERRED RESOURCE

Cutoff Pb+Zn (%)	Tons > Cutoff (tons)	Pb (%)	Zn (%)	Million Lbs. Pb	Million Lbs. Zn
0.25	42,330,000	0.51	1.22	428.4	1033.7
0.50	34,480,000	0.60	1.44	413.8	990.3
0.75	28,580,000	0.70	1.63	397.8	933.4
1.00	23,970,000	0.79	1.82	379.7	871.5
1.25	19,930,000	0.90	2.01	359.1	801.2
1.50	**16,930,000**	**1.00**	**2.18**	**339.6**	**738.1**
1.75	14,460,000	1.11	2.35	319.9	678.2
2.00	12,440,000	1.21	2.50	301.3	621.5
2.25	10,670,000	1.32	2.65	281.3	566.2
2.50	9,130,000	1.44	2.81	262.2	512.4
2.75	7,810,000	1.56	2.95	244.1	461.1
3.00	6,720,000	1.68	3.10	225.7	416.9
3.25	5,780,000	1.81	3.24	209.5	374.3
3.50	**4,980,000**	**1.95**	**3.37**	**194.5**	**335.6**
3.75	4,260,000	2.11	3.50	179.9	298.2
4.00	3,680,000	2.26	3.62	166.1	266.7
4.25	3,170,000	2.41	3.75	153.0	237.9
4.50	2,740,000	2.57	3.88	141.1	212.4
4.75	2,420,000	2.72	3.97	131.8	192.0
5.00	2,130,000	2.88	4.06	122.7	172.8
5.25	1,860,000	3.06	4.15	113.7	154.3
5.50	1,660,000	3.23	4.20	107.1	139.4
5.75	1,460,000	3.40	4.26	99.3	124.5
6.00	1,300,000	3.55	4.34	92.2	112.9

This study demonstrates strong potential for remnant lead-zinc resources within and adjacent to the historic mine workings. The study indicates that combined lead-zinc grades in the remnant blocks may be significant enough to support underground bulk mining methods of extraction. The near surface geometry of some portions of the zones also suggests potential for open pit extraction.

The report makes a number of recommendations that can be summarized as follows:

1. A drill program of 20 short drill holes (up to 100 feet each) in 3 different areas of the mine be completed to provide initial verification and evaluation of the remnant resource potential. Existing areas of access to the underground workings combined with resource blocks that infer the best combination of grade and tonnage will determine which areas are to be tested.
2. The flat-lying room and pillar style of underground workings are quite complex and require advanced methods to be accurately surveyed. It is recommended that accurate surveys be conducted underground in those 3 areas that are determined for follow-up drilling.
3. It is recommended that a preliminary economic assessment study for lead-zinc be completed by the company at this stage. This will provide Sultan with tonnage and grade cutoff percentages for resource feasibility. The study for the lead-zinc resource will include:
    - Preparation of a mine plan.
    - Design and costing of surface facilities.
    - Review of ore transport options.
    - Review of tailings disposal options.
    - Review wastewater disposal alternatives.
    - Review historic metallurgy and conduct further metallurgical testing.

The proposed budget for the recommended program is estimated at $463,000.

Sultan is very encouraged and extremely pleased with the results of this study, which suggests that a substantial lead-zinc resource exists on the property. The resource is comparable in tonnage and grade with many of the historic lead-zinc mines in the area.

This Mineral Resource estimate is based entirely on Sultan's Jersey Mine area. Recent exploration suggest there may be potential for similar resource development in the vicinity of Sultan's HB and Garnet lead-zinc-silver mines located 3.0 km north of the Jersey deposit and elsewhere on the 18,000-hectare property. Sultan is planning work programs to test the potential of these other target areas in 2010.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.



Jersey-Emerald Lead-Zinc & Tungsten Deposits 2010 Resource

TOTAL LEAD-ZINC RESOURCE

Classification	Tons	Pb %	Zn %
Measured + Indicated	5,320,000	1.04	2.60
Inferred	16,930,000	1.00	2.18

HIGHER GRADE LEAD-ZINC RESOURCE

Classification	Tons	Pb %	Zn %
Measured + Indicated	1,900,000	1.96	4.10
Inferred	4,980,000	1.95	3.37

TOTAL WO_3 RESOURCE

Classification	Tons	WO_3 %
Measured + Indicated	2,719,000	0.358
Inferred	2,320,000	0.341

Emerald Townsite
DDH JS07-22
0.57% WO3 / 2.0m
EMERALD LEAD MINE
EMERALD TUNGSTEN MINE
DDH JS07-25
0.65% WO3 / 4.3m
JERSEY ZINC MINE
DDH JS07-53
0.14% WO3 / 2.0m
Jersey Townsite
0
0.5
1.0
Kilometres
LEGEND
Lead-Zinc Resource
Former Lead-Zinc-Silver Workings
Tungsten Resource
Areas of Potential Tungsten Mineralization
Former Tungsten Workings
Roads
Portal
QP - P. Grunenberg, P. Geo. (NI 43-101)

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 16, 2010

TSX Venture Exchange: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: RZN

SULTAN MINERALS ACQUIRES HB LEAD-ZINC MINE

March 16, 2010, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan") is pleased to announce that it has entered into an agreement (the "Agreement") with Mr. Kelly Brent Funk (the "Vendor") of Nanaimo, British Columbia to acquire 100% of the rights and interest in and to the HB Mineral Claim, Tenure 693188 (the "Property") located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the Agreement, Sultan shall have the exclusive right to purchase an undivided 100% interest in the Property by making cash payments of $10,000 and issuing 100,000 common shares upon receipt of Regulatory Approval of this Agreement. No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. Common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

The Tenure 693188 Property overlies a series of tunnels that provide access to the HB and Garnet lead-zinc mines. This acquisition is part of Sultan's ongoing strategy to build its land package surrounding the Jersey-Emerald property and the recently acquired HB and Garnet Mines. (Please see news releases of October 1 and 27, 2009). Recent soil geochemical surveys over the HB and Garnet Zinc zones show potential for extensions and parallel zones of lead zinc mineralization. A magnetometer geophysical survey has also identified two, new, high priority geophysical targets adjacent to and along strike from the two historic mines. (Please see news releases of January 11 and 15, 2010). Sultan is planning work programs to test the potential of these and other target areas in 2010.

Mr. Perry Grunenberg, P.Geo., of PGB Geoscience is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 25, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RECEIVES APPROVAL TO ACQUIRE HB MINERAL CLAIM, TENURE 693188

March 25, 2010, Vancouver, BC - Sultan Minerals Inc. (SUL–TSX Venture) ("Sultan") is pleased to announce that the TSX Venture Exchange has accepted for filing documentation of Sultan's acquisition of HB Mineral Claim, Tenure 693188, located at UTM co-ordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada. (Please refer to news release on March 16, 2010).

The Tenure 693188 Property overlies a series of tunnels that provide access to the HB and Garnet lead-zinc mines. This acquisition is part of Sultan's ongoing strategy to build its land package surrounding the Jersey-Emerald property and the recently acquired HB and Garnet Mines. (Please see news releases of October 1 and 27, 2009). Recent soil geochemical surveys over the HB and Garnet Zinc zones show potential for extensions and parallel zones of lead zinc mineralization. A magnetometer geophysical survey has also identified two, new, high priority geophysical targets adjacent to and along strike from the two historic mines. (Please see news releases of January 11 and 15, 2010). Sultan is planning work programs to test the potential of these and other target areas in 2010.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is supervising the geochemical and geophysical programs and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com